INTERNATIONAL PAPER

April 2018

Dear Shareowner:

We invite you to join us for our 2018 Annual Meeting of Shareowners on May 7 in Memphis, Tennessee. Whether or not you plan to attend, please review the enclosed materials and vote your shares. Within this **Proxy Statement**, we have included a summary that highlights policy updates and provides an overview of key performance metrics.

Also enclosed is a copy of the International Paper **2017 Annual Performance Review**, which highlights our key accomplishments. Last year, we continued to create long-term value for our shareowners, achieving above cost-of-capital returns for the eighth consecutive year, generating strong cash flow, and increasing our annual dividend for the sixth consecutive year.

Our global businesses generated a year of strong performance in 2017, including double-digit percentage earnings growth. Our commercial teams performed well, our Global Cellulose Fibers business exceeded its target for integration synergies, and cash dividends from our Ilim joint venture were significant. We also completed the transfer of our North American Consumer Packaging business to Graphic Packaging, taking a significant ownership interest in the Graphic Packaging subsidiary that holds the assets of the combined businesses.

The guidance and leadership of International Paper's Board of Directors is key to our successes. In 2017, we honored **William G. Walter** and **Stacey J. Mobley** who retired from our board after more than two decades of combined service; we thank them for their guidance and many contributions. We also thank **John L. Townsend, III**, who will not be standing for reelection due to his many other philanthropic and public service commitments, for his 12 years of service to the company as a director and previous chair of several board committees. During the year, we welcomed four new board members with diverse experiences and perspectives: **Christopher M. Connor**, **Jacqueline C. Hinman**, **Clinton A. Lewis, Jr.**, and **Dr. Kathryn D. Sullivan**.

Our governance guidelines suggest that the presiding director position should be rotated periodically. In October, the board elected **Ilene S. Gordon** as its new independent presiding director, effective January 2018. In this role, Ilene will provide strong independent leadership in the boardroom. We wish to thank **J. Steven Whisler**, who served as independent presiding director for several years.

On behalf of the Board of Directors and our 52,000 colleagues around the world, thank you for your support as we continue to pursue our vision of being among the most successful, sustainable and responsible companies in the world.

Sincerely,

[signature]

Mark S. Sutton



Mark S. Sutton
Chairman and Chief Executive Officer

Pursuing our vision to be among the most SUCCESSFUL, SUSTAINABLE and RESPONSIBLE companies in the world

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Notice of Annual Meeting of Shareowners

To the Owners of Common Stock of International Paper Company:

Date and Time
Monday, May 7, 2018, at 11:00 a.m. CDT

Place
International Paper Company Headquarters
Tower IV, 1740 International Drive
Memphis, Tennessee 38119

Items of Business

ITEM 1 Elect the 12 nominees named in the attached proxy statement as directors for a one-year term.

ITEM 2 Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2018.

ITEM 3 Vote on a non-binding resolution to approve the compensation of our named executive officers, as disclosed under the heading "Compensation Discussion & Analysis."

ITEM 4 Vote on a shareowner proposal concerning special shareowner meetings, if properly presented at the meeting.

Consider any other business properly brought before the meeting.

Record Date
March 13, 2018. Holders of record of International Paper common stock, par value $1.00 per share, at the close of business on that date, are entitled to vote at the meeting.

By order of the Board of Directors,

Sharon R. Ryan

Sharon R. Ryan
Senior Vice President, General Counsel and Corporate Secretary
April 5, 2018

Your vote is important



Vote by telephone

If you choose to vote by telephone, you may call the toll-free number on your proxy card. You will need to have the 16-digit control number printed on your proxy card.



Vote on the Internet

If you choose to vote via the Internet, follow the instructions for accessing the website on your proxy card. You will need to have the 16-digit control number printed on your proxy card.



Vote by mail

If you choose to vote by mail, simply mark, sign and date your proxy card and return it in the postage-paid envelope that was included with the proxy card.

> Important Notice Regarding the Availability of Proxy Materials for the Shareowner Meeting to be Held on May 7, 2018:
>
> This proxy statement, a form of proxy and our annual report are available for viewing and printing at the following website: materials.proxyvote.com/460146

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, and you should read the entire proxy statement before voting.

Meeting Agenda and Voting Recommendations

ITEM 1

Company Proposal to Elect 12 Directors

There are no other nominees competing for seats on the Board. Under our Amended and Restated Certificate of Incorporation, directors in non-contested elections are elected by an affirmative **majority of votes cast**. You can vote "for" or "against" a nominee, or you may "abstain" from voting with respect to a nominee. "Abstentions" and broker non-votes will have no effect on the vote.

See page 15 for further information.

Our Board of Directors unanimously recommends that you vote FOR each of the nominees.

Director Nominees

All nominees are currently directors of International Paper. The following table lists the names, primary occupations, and ages of the nominees as of the date of the Annual Meeting, the year each first became a director of International Paper, and the Board committees on which they serve.

Name	Primary Occupation	Age	Director Since	Independent	A&F	GOV	MDCC	PP&E
David J. Bronczek	President and Chief Operating Officer, FedEx Corporation	63	2006	✔			●	C
William J. Burns	President, Carnegie Endowment for International Peace	61	2015	✔		●		●
NEW Christopher M. Connor	Retired Chairman and Chief Executive Officer, The Sherwin-Williams Company	62	2017	✔	●		●	
Ahmet C. Dorduncu	Chief Executive Officer, Akkök Group	64	2011	✔	●			●
Ilene S. Gordon *Presiding Director*	Executive Chairman, Ingredion Incorporated	64	2012	✔		●	●	
NEW Jacqueline C. Hinman	Retired Chairman, President and Chief Executive Officer, CH2M HILL Companies, Ltd.,	56	2017	✔	●			●
Jay L. Johnson	Retired Chairman and Chief Executive Officer, General Dynamics Corporation	71	2013	✔	●	C		
NEW Clinton A. Lewis, Jr.	Executive Vice President and Group President, International Operations, Commercial Development, Genetics and PHARMAQ, Zoetis Inc.	51	2017	✔		●		●
NEW Kathryn D. Sullivan	Ambassador-at-Large, Smithsonian National Air & Space Museum	66	2017	✔		●		●
Mark S. Sutton	Chairman and Chief Executive Officer, International Paper	56	2014					
J. Steven Whisler	Retired Chairman and Chief Executive Officer, Phelps Dodge Corporation	63	2007	✔		●	C	
Ray G. Young	Executive Vice President and Chief Financial Officer, Archer-Daniels-Midland Company	56	2014	✔	C		●	

A&F = Audit & Finance
GOV = Governance
MDCC = Management Development and Compensation
PP&E = Public Policy and Environment

● = Member
C = Committee Chair

BOARD SNAPSHOT

Average Tenure is 4.7 Years

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
David J. Bronczek			12										
William J. Burns											3		
Christopher M. Connor													
Ahmet C. Dorduncu							7						
Ilene S. Gordon								6					
Jacqueline C. Hinman													
Jay L. Johnson									5				
Clinton A. Lewis, Jr.													
Kathryn D. Sullivan													
Mark S. Sutton										4			
J. Steven Whisler				11									
Ray G. Young									4				

Diversity of Experience and Background

Current or Former CEO	9	75%
Manufacturing	9	75%
Legal	1	8%
International Operations	12	100%
Finance, Accounting	11	92%
Strategic Planning	12	100%
Environment, Sustainability, Public Policy	11	92%
Supply Chain	11	92%
Technology	10	83%
Marketing	8	67%

Corporate Governance Highlights

We believe sound corporate governance is critical to achieving business success and serves the best interests of our shareowners. Highlights of our commitment to sound governance practices include:

Shareholder Rights
- o Majority voting for directors, with a director resignation policy
- o Shareholder right to call special meetings
- o Shareholder right to act by written consent
- o Shareholder right to proxy access

Board Independence
- o 11 of 12 director nominees are independent
- o Robust independent Presiding Director role
- o Executive sessions without management present at every in-person Board meeting
- o Focus on Board composition and refreshment

Other Governance Practices
- o Strong anti-hedging and anti-pledging stock trading provisions
- o Annual Board and committee self-evaluations
- o Strong stock ownership requirements

ITEM 2

Company Proposal to Ratify Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2018

Our Board of Directors has ratified the selection of Deloitte & Touche LLP ("Deloitte & Touche") by our Audit and Finance Committee to serve as the Company's independent registered public accounting firm for 2018. We are asking shareowners to ratify the selection of Deloitte & Touche. To ratify the selection of our independent registered public accounting firm, the affirmative vote of a **majority of a quorum at the annual meeting** is required.

See page 16 for further information.

Our Board of Directors unanimously recommends that you vote FOR the ratification of Deloitte & Touche as the Company's independent registered public accounting firm for 2018.



ITEM 3

Company Proposal to Vote on a Non-Binding Resolution to Approve the Compensation of Our Named Executive Officers

Our Board of Directors is seeking your approval of the compensation of our Named Executive Officers ("NEOs"), as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including in the Compensation Discussion & Analysis, related compensation tables and narrative disclosure. This vote is non-binding. To approve this proposal, the affirmative vote of a **majority of a quorum at the annual meeting** is required.

See page 17 for further information.

Our Board of Directors unanimously recommends that you vote FOR the approval of the compensation of our NEOs as disclosed pursuant to Item 402 of Regulation S-K under the Exchange Act.

2017 Financial Performance Highlights



ROIC

8th consecutive year of Adjusted Return on Invested Capital ("ROIC") above cost of capital



Earnings Growth

Double-digit percentage increase in earnings



Dividend

6th consecutive year of dividend increase



Consumer Packaging Transaction

Creation of and significant investment in leading integrated paper-based packaging company

Executive Compensation Philosophy and 2017 Compensation Mix

1 Pay for Performance

We reward achievement of specific goals that improve our financial performance and drive strategic initiatives to ensure sustainable long-term profitability.

2 Pay at Risk

We believe a significant portion of an executive's compensation should be specifically tied to performance—both Company performance and individual performance.



CEO

11% Actual Base Salary
17% STI Target
72% LTI Target

89% Pay at Risk



Other Active NEOs

21% Actual Base Salary
18% STI Target
61% LTI Target

79% Pay at Risk

2017 Executive Compensation Highlights

✓ Strong pay-for-performance correlation

✓ Robust compensation governance practices

✓ Long-Term Incentive ("LTI") plan based solely on three-year Company Performance – no individual modifier

✓ NEOs received same performance achievement in Short-Term Incentive ("STI") plan – based solely on Company performance

✓ Redesigned STI and LTI plans for 2018, which ensures continued alignment with our business strategy and further strengthens long-term shareowner value

✓ 2017 outcome under STI plan resulted in awards of 103.7% of target

✓ 2015-2017 awards under LTI plan vested at 72.5% of target

✓ Our 2017 CEO to Median Employee Pay Ratio was 230:1

ITEM 4

Shareowner Proposal Concerning Special Shareowner Meetings

The shareowner proposal will be approved if a **majority of a quorum at the annual meeting** is voted "for" the proposal. You may vote "for" or "against" the shareowner proposal, or you may "abstain" from voting. "Abstentions" will have the same effect as a vote against this shareowner proposal, because they are considered votes present for purposes of a quorum. If you hold your shares in street name, your failure to indicate voting instructions to your bank or broker will cause your shares to be considered broker non-votes not entitled to vote with respect to Item 4. Broker non-votes will have the same effect as a vote against this proposal.

 See page 18 for further information.

Our Board of Directors unanimously recommends that you vote AGAINST this proposal.

Table of Contents



PROXY STATEMENT

2018 Annual Meeting of Shareowners

Information About Annual Meeting

This proxy statement is furnished in connection with the solicitation of proxies by International Paper Company on behalf of the Board of Directors for the 2018 Annual Meeting of Shareowners. Distribution of this proxy statement and proxy form is scheduled to begin on or about April 5, 2018.

The 2018 annual meeting will be held on Monday, May 7, 2018, at 11:00 a.m. CDT at International Paper Company Headquarters, Tower IV, located at 1740 International Drive in Memphis, Tennessee, 38119.

At the 2018 annual meeting, shareowners will vote on the following matters, as well as any other business properly brought before the meeting:

☐ **Item One:** Elect the 12 nominees named in this proxy statement as directors for a one-year term. The Board recommends a vote **FOR** each of the nominees.

☐ **Item Two:** Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2018. The Board recommends a vote **FOR** this proposal.

☐ **Item Three:** Vote on a non-binding resolution to approve the compensation of our named executive officers, as disclosed under the heading "Compensation Discussion & Analysis." The Board recommends a vote **FOR** this proposal.

☐ **Item Four:** Vote on a shareowner proposal concerning special shareowners meetings, if properly presented at the meeting. The Board recommends a vote **AGAINST** this proposal.

Information about these items may be found beginning on page 15 of this proxy statement.

Shareowners of record of International Paper common stock at the close of business on March 13, 2018, the record date, or their duly authorized proxy holders, are entitled to vote on each matter submitted to a vote at the 2018 annual meeting and at any adjournment or postponement of the annual meeting.

There were 414,093,576 common shares outstanding on March 13, 2018. Each common share is entitled to one vote on each matter to be voted on at the 2018 annual meeting.

A list of shareowners as of the record date will be available for inspection and review upon request of any shareowner to the Corporate Secretary at the address on page 13 of this proxy statement. We will also make the list available at the annual meeting.

Your vote is important

Vote by telephone 	If you choose to vote by telephone, you may call the toll-free number on your proxy card. You will need to have the 16-digit control number printed on your proxy card.
Vote on the Internet 	If you choose to vote via the Internet, follow the instructions for accessing the website on your proxy card. You will need to have the 16-digit control number printed on your proxy card.
Vote by mail 	If you choose to vote by mail, simply mark, sign and date your proxy card and return it in the postage-paid envelope that was included with the proxy card.

Important Notice Regarding the Availability of Proxy Materials for the Shareowner Meeting to be Held on May 7, 2018:

This proxy statement, a form of proxy and our annual report are available for viewing and printing at the following website: materials.proxyvote.com/460146

Voting Procedures and Annual Meeting Attendance

How many votes must be present to hold the annual meeting?

Holders of International Paper common stock, present in person or represented by proxy, representing one-third of the number of votes entitled to be cast upon any proposal to be considered at the meeting (at least 138,031,192 votes) are required to hold the 2018 annual meeting. If you properly vote on any proposal, your shares will be included in the number of shares to establish a quorum for the annual meeting. Shares held of record and represented by proxy cards marked "*abstain*," or returned without voting instructions, will be counted as present for the purpose of determining whether the quorum for the annual meeting is satisfied. In addition, if you hold shares through a bank or brokerage account, your shares will be counted as present for the purpose of determining whether the quorum for the annual meeting is satisfied, even if you do not provide voting instructions to your bank or brokerage firm.

We urge you to vote by proxy even if you plan to attend the meeting. That will help us know as soon as possible that we have enough votes to hold the meeting. Returning your proxy card will not affect your right to revoke your proxy or to attend the 2018 annual meeting and vote in person.

How do I vote my shares?

You may vote at the annual meeting by proxy or in person.

If you are a *holder of record* (that is, if your shares are registered in your own name with our transfer agent), you have several options. You may vote by telephone, on the Internet or by attending the meeting and voting in person. In addition, you may vote by mail using the enclosed proxy card.

If you hold your shares in *street name* (that is, if you hold your shares through a broker, bank or other holder of record), you have the right to direct your bank or broker how to vote your shares. If you do not give instructions to your bank or brokerage firm, it will nevertheless be entitled to vote your shares with respect to "routine" items, but it will not be permitted to vote your shares with respect to "non-routine" items. In the case of a non-routine item, your shares will be considered "broker non-votes" on that proposal. If you want to vote in person at the annual meeting, you must obtain and bring a power of attorney or proxy from your broker, bank or other holder of record authorizing you to vote.

If I hold shares in the International Paper Company Savings Plan, how do I vote my shares?

If you hold shares in the International Paper Company Savings Plan, you may instruct the trustee, State Street Bank and Trust Company, to vote your shares in the Company Stock Fund by returning the proxy/voting instruction card included with this mailing or by providing voting instructions by telephone or on the Internet as explained on the voting instruction card. If you do not return the proxy/voting instruction card or provide voting instructions, or if your instructions are unclear or incomplete, the trustee will vote your shares at its discretion.

How do I attend the annual meeting?

All shareowners as of the record date, March 13, 2018, or their duly authorized proxy holders, are welcome to attend the annual meeting. If you are voting by mail, by telephone or via the Internet, but still wish to attend the meeting, follow the instructions on your proxy card or via the Internet (www.proxyvote.com) to tell us that you plan to attend. You will be asked for photo identification in order to be admitted.

If you hold your shares in street name and you decide to attend, you must bring to the annual meeting a copy of your bank or brokerage statement evidencing your ownership of International Paper common stock as of the record date.

Shareowners must bring proof of ownership and valid photo identification in order to be admitted to the meeting.

What happens if the annual meeting is postponed or adjourned?

Your proxy will still be valid and may be voted at the postponed or adjourned meeting. You will still be able to change or revoke your proxy until it is voted.

Can I change or revoke my proxy?

Yes, you may change your vote or revoke your proxy at any time at or before the annual meeting. If you are a holder of record, you may change your vote or revoke your proxy through any of the following means:

o   by casting a new vote by telephone or on the Internet prior to the annual meeting, or by properly completing and signing another proxy card with a later date and returning the proxy card prior to the annual meeting;

o   giving written revocation to our Corporate Secretary prior to the annual meeting directed to the address on page 13 of this proxy statement, or at the meeting; or

o   voting in person at the annual meeting.

You must obtain a ballot and vote at the annual meeting to revoke your proxy.

If you hold your shares in street name, you may change your voting instructions by contacting your broker, bank or other holder of record prior to the annual meeting or by voting in person at the annual meeting pursuant to a power of attorney or proxy from your bank or broker.

What if I do not indicate my vote for one or more of the matters on my proxy card?

If you are a registered shareowner and you return a signed proxy card without indicating your vote, your shares will be voted as follows:

o   **for** the Company's proposal to elect the 12 nominees named in this proxy statement to the Company's Board of Directors in Item 1;

o   **for** the Company's proposal to ratify the appointment of the Company's independent registered public accounting firm for 2018 in Item 2;

o   **for** the Company's proposal to approve the compensation of our named executive officers in Item 3; and

o   **against** the shareowner proposal concerning special shareowner meetings in Item 4.

If you are a registered shareowner and you do not return a proxy card or vote at the annual meeting, your shares will not be voted and will not count toward the quorum requirement to hold the annual meeting.

If your shares are held in street name and you do not give your bank or broker instructions on how to vote, your shares will be counted toward the quorum requirement for the

annual meeting. The failure to instruct your bank or broker how to vote will have one of three effects on the proposals for consideration at the annual meeting, depending upon the type of proposal. For all voting items, other than Item 2 to ratify our independent registered public accounting firm for 2018, absent instructions from you, the bank or broker may not vote your shares at all and your shares will be considered broker non-votes. For Item 2, however, the broker may vote your shares at its discretion. For Item 1, a broker non-vote will have no effect on the outcome of the proposal. For Items 3 and 4, a broker non-vote will have the same effect as a vote against the proposal.

If you hold shares in the International Paper Company Savings Plan and you do not provide voting instructions, the trustee will vote your shares at its discretion.

Will my vote be confidential?

Yes. Your vote is confidential and will not be disclosed to our directors or employees, unless in accordance with law.

Will our directors attend the annual meeting?

Yes. The Company's **Corporate Governance Guidelines** state that directors are expected to attend our annual meeting.

Who will be soliciting proxies on our behalf?

The Company pays the cost of preparing proxy materials and soliciting your vote. Proxies may be solicited on our behalf by our directors, officers or employees by telephone, electronic or facsimile transmission or in person, without compensation. We have hired Alliance Advisors, LLC to solicit proxies for an estimated fee of approximately $25,000, plus expenses.

What is householding?

We have adopted "householding," a procedure by which shareowners of record who have the same address and last name and do not receive proxy materials electronically will receive only one copy of our annual report and proxy statement unless one or more of these shareowners notifies us that they wish to continue receiving individual copies. This procedure saves us printing and mailing costs. Shareowners will continue to receive separate proxy cards.

We will deliver promptly, upon written or oral request, a separate copy of this proxy statement and our 2017 annual report to a shareowner at a shared address to which a single copy of the documents was delivered. To request separate copies of our proxy statements or annual reports, either now or in the future, please send your written request to **Investor Relations, International Paper, 6400 Poplar Avenue, Memphis, TN 38197, or call (866) 540-7095.** You may also submit your request on our website, www.internationalpaper.com, under the **"Investors"** tab at the top of the page and then under the **"Financial Requests"** link.

How do I change future proxy delivery options?

If you hold your shares in street name and wish to receive separate copies of future annual reports and proxy statements or if you currently receive multiple copies of our annual report and proxy statement and would like to receive a single copy, please send your written request to:

Broadridge Financial Solutions, Inc.
Householding Dept.
51 Mercedes Way
Edgewood, NY 11717
or call (800) 542-1061

Communicating with the Board

How do I communicate with the Board?

You may communicate with our entire Board, the Chairman, the independent directors as a group, the Presiding Director, or any one of the directors by writing to Ms. Sharon R. Ryan, Senior Vice President, General Counsel, and Corporate Secretary, at the address set forth below. Ms. Ryan will forward all communications relating to International Paper's interests, other than business solicitations, advertisements, job inquiries or similar communications, directly to the appropriate director(s).

In addition, as described in detail under "Board Oversight of the Company," our Global Ethics and Compliance office has a ***HelpLine*** that is available 24 hours a day, seven days a week, to receive calls, e-mails, and letters to report a concern or complaint, anonymous or otherwise.



Direct all Board correspondence to:
Corporate Secretary
International Paper
6400 Poplar Avenue
Memphis, TN 38197

Allegations of impropriety relating to our accounting, internal controls or other financial or audit matters are immediately forwarded to the chair of our Audit and Finance Committee. Such matters are investigated and responded to in accordance with the procedures established by our Audit and Finance Committee.

What is the deadline for consideration of shareowner proposals for the 2019 Annual Meeting of Shareowners?

A shareowner who wishes to submit a shareowner proposal to be included in the proxy statement for the 2019 Annual Meeting of Shareowners must send the proposal to the Corporate Secretary at the address to the left. We must receive the proposal in writing on or before December 6, 2018, and the proposal must comply with SEC rules, including Rule 14a-8.

Does the Board consider director nominees recommended by shareowners?

Yes. The Governance Committee of the Board will review shareowner recommendations of possible nominees. Shareowner recommendations should be submitted in writing to the Corporate Secretary at the address to the left and should include a statement regarding the qualifications and experience of the proposed nominee. Our By-Laws require that we receive such nominations no earlier than January 7, 2019, and no later than February 6, 2019, and any such nomination must include the information set forth in the By-Laws and SEC rules.

Can shareowners include their director nominees in the Company's proxy statement?

Yes. In 2016, the Company proactively amended its By-Laws to allow "proxy access" as many of our shareowners consider proxy access a fundamental right. The proxy access By-Law permits a shareowner, or a group of up

to 20 shareowners, owning 3 percent or more of the Company's outstanding common stock continuously for three years, to nominate and include in the Company's proxy materials director nominees constituting up to two individuals or 20 percent of the Board (whichever is greater); provided that shareowners and nominees meet the additional requirements set forth in the By-Laws. If a shareowner(s) wishes to include a director nominee(s) in the Company's proxy materials, we must receive the notice to nominate the director(s) using the Company's proxy materials no earlier than November 6, 2018, and no later than December 6, 2018. The notice must contain the information required by our By-Laws, and the shareowner(s) and nominee(s) must comply with the additional requirements in our By-Laws.

Can I raise other business at the 2019 Annual Shareowner Meeting?

Yes. Our By-Laws require that we receive written notice of such other business no earlier than January 7, 2019, and no later than February 6, 2019, and any such notice must include the information set forth in the By-Laws and SEC rules.

*Our By-Laws are available at www.internationalpaper.com, under the "**Company**" tab at the top of the page followed by the "**Leadership**" link and then the "**Governance**" link. A paper copy is available at no cost by written request to the Corporate Secretary.*

Company Proposals

ITEM 1

Company Proposal to Elect 12 Directors

There are no other nominees competing for seats on the Board. Under our Amended and Restated Certificate of Incorporation, directors in non-contested elections are elected by an affirmative **majority of votes cast**. You can vote "for" or "against" a nominee, or you may "abstain" from voting with respect to a nominee. "Abstentions" and broker non-votes will have no effect on the vote.

Our Board of Directors unanimously recommends that you vote FOR each of the nominees. 👍

The Board of Directors currently consists of 13 members. John L. Townsend, III is retiring as a director immediately before this annual meeting and is not standing for reelection. Because Mr. Townsend is not standing for reelection, the Board intends to reduce its size to 12 directors immediately following the annual meeting. Each of the other 12 current directors has been nominated by the Board for re-election by shareowners at the annual meeting. Information about these nominees may be found in the "Board of Directors" section of this proxy statement. All 12 nominees, if elected, will hold office until the earlier of:

(i) our 2019 annual meeting and the date a qualified successor has been elected, or

(ii) death, resignation or retirement.

There are no other nominees competing for seats on the Board. Under our Amended and Restated Certificate of Incorporation, directors in non-contested elections are elected by an affirmative **majority of votes cast**. You can vote *"for"* or *"against"* a nominee, or you may *"abstain"* from voting with respect to a nominee. *"Abstentions"* and broker non-votes will have no effect on the vote.

Majority vote for directors:

Each director must receive a majority of votes cast "for" his or her election.

If a director does not receive a majority of votes cast "for" his or her election, he or she must submit a letter of resignation, and the Board, through its Governance Committee, will decide whether to accept the resignation.

We do not know of any reason why any nominee would be unable to, or for good cause would not, serve as a director if elected. If, prior to the election, a nominee is unable or unwilling to serve, the shares represented by all valid proxies will be voted for the election of such other person as the Board may nominate, or the Board may reduce its size.

Our Board of Directors unanimously recommends that you vote FOR each of the following nominees:

- David J. Bronczek
- William J. Burns
- Christopher M. Connor
- Ahmet C. Dorduncu
- Ilene S. Gordon
- Jacqueline C. Hinman
- Jay L. Johnson
- Clinton A. Lewis, Jr.
- Kathryn D. Sullivan
- Mark S. Sutton
- J. Steven Whisler
- Ray G. Young

ITEM 2

Company Proposal to Ratify Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2018

Our Board of Directors has ratified the selection of Deloitte & Touche LLP ("Deloitte & Touche") by our Audit and Finance Committee to serve as the Company's independent registered public accounting firm for 2018. We are asking shareowners to ratify the selection of Deloitte & Touche. To ratify the selection of our independent registered public accounting firm, the affirmative vote of a **majority of a quorum at the annual meeting** is required.

Our Board of Directors unanimously recommends that you vote FOR the ratification of Deloitte & Touche as the Company's independent registered public accounting firm for 2018.

Our Board of Directors has ratified the selection of Deloitte & Touche by our Audit and Finance Committee to serve as the Company's independent registered public accounting firm for 2018. We are asking shareowners to ratify the selection of Deloitte & Touche. To ratify the selection of our independent registered public accounting firm, the affirmative vote of a ***majority of a quorum at the annual meeting*** is required. You may vote *"for"* or *"against"* the ratification of the selection of our independent registered public accounting firm, or you may *"abstain"* from voting. *"Abstentions"* will have the same effect as a vote against this proposal because they are considered votes present for purposes of a quorum on the vote.

There will be no broker non-votes associated with this proposal, as the ratification of our independent registered public accounting firm is a routine matter. As a result, if your shares are held in street name and you do not give your bank or broker instructions on how to vote, your shares will be voted by the broker in its discretion.

Although ratification is not required by our By-Laws or otherwise, the Board is submitting the selection of Deloitte & Touche to our shareowners for ratification because we value our shareowners' views on the Company's independent registered public accounting firm. Our Audit and Finance Committee will consider the outcome of this vote in its decision to appoint an independent registered public accounting firm, but is not bound by the shareowners' vote. Even if the selection of Deloitte & Touche is ratified, the Audit and Finance Committee may change the appointment at any time during the year if it determines that a change would be in the best interests of the Company and its shareowners.

> **Our Board of Directors unanimously recommends that you vote FOR the ratification of Deloitte & Touche as the Company's independent registered public accounting firm for 2018.**

ITEM 3

Company Proposal to Vote on a Non-Binding Resolution to Approve the Compensation of Our Named Executive Officers

Our Board of Directors is seeking your approval of the compensation of our Named Executive Officers ("NEOs"), as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including in the Compensation Discussion & Analysis, related compensation tables and narrative disclosure. This vote is non-binding. To approve this proposal, the affirmative vote of a **majority of a quorum at the annual meeting** is required.

Our Board of Directors unanimously recommends that you vote FOR the approval of the compensation of our NEOs as disclosed pursuant to Item 402 of Regulation S-K under the Exchange Act.

Our Board of Directors is seeking your approval of the compensation of our NEOs as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K under the Exchange Act, including in the Compensation Discussion & Analysis, related compensation tables and narrative disclosure. This vote is being provided as required pursuant to Section 14A of the Exchange Act and is non-binding. To approve this proposal, the affirmative vote of a *majority of a quorum at the annual meeting* is required.

You may vote *"for"* or *"against"* this proposal, or you may *"abstain"* from voting. *"Abstentions"* will have the same effect as a vote against this proposal because they are considered votes present for purposes of a quorum on the vote.

If you hold your shares in street name, your failure to indicate voting instructions to your bank or broker will cause your shares to be considered broker non-votes not entitled to vote with respect to Item 3. Broker non-votes will have the same effect as a vote against this proposal.

Our Board seeks your approval of the compensation of our NEOs, who are listed in the Summary Compensation Table of this proxy statement. Information describing the compensation of our NEOs is provided in the Compensation Discussion & Analysis section, the accompanying tables and narrative contained in this proxy statement.

Our Board asks shareowners to approve the following (non-binding) advisory resolution:

> "Resolved, that the compensation paid to the Company's Named Executive Officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K under the Exchange Act, including in the Compensation Discussion & Analysis, the related compensation tables and narrative disclosure, is hereby approved."

Our Board of Directors unanimously recommends that you vote FOR the approval of the compensation of our Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K under the Exchange Act.

ITEM 4

Shareowner Proposal Concerning Special Shareowner Meetings

The shareowner proposal will be approved if a **majority of a quorum at the annual meeting** is voted "for" the proposal. You may vote "for" or "against" the shareowner proposal, or you may "abstain" from voting. "Abstentions" will have the same effect as a vote against this shareowner proposal, because they are considered votes present for purposes of a quorum. If you hold your shares in street name, your failure to indicate voting instructions to your bank or broker will cause your shares to be considered broker non-votes not entitled to vote with respect to Item 4. Broker non-votes will have the same effect as a vote against this proposal.

Our Board of Directors unanimously recommends that you vote AGAINST this proposal.

We expect the following shareowner proposal to be presented at the annual meeting. Upon request, we will promptly provide any shareowner with the name, address and number of shares held by the shareowner making this proposal. The Company is not responsible for the contents of this shareowner proposal or any supporting statement.

The shareowner proposal will be approved if a **majority of a quorum at the annual meeting** is voted "for" the proposal. You may vote "for" or "against" the shareowner proposal, or you may "abstain" from voting. "Abstentions" will have the same effect as a vote against this shareowner proposal, because they are considered votes present for purposes of a quorum. If you hold your shares in street name, your failure to indicate voting instructions to your bank or broker will cause your shares to be considered broker non-votes not entitled to vote with respect to Item 4. Broker non-votes will have the same effect as a vote against this proposal.

"Proposal 4 — Special Shareholder Meeting Improvement

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting (or the closest percentage to 10% according to state law). This proposal does not impact out board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. This proposal topic won more than 70% - support at Edwards Lifesciences and SunEdison in 2013.

A shareholder right to call a special meeting and to act by written consent and are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle such as the election of directors. More than 100 Fortune 500 companies provide for shareholders to call special meetings and to act by written consent.

Scores of Fortune 500 companies allow a more practical percentage of shares to call a special meeting compared to the higher entrenchment requirement of International Paper. IP shareholders currently do not have the full right to call a special meeting that is available under state law.

International Paper shareholders earlier gave strong 53% support to the complimentary shareholder written consent right proposal (sponsored by William Steiner) that led to adoption of written consent by International Paper.

Please vote to increase management accountability to shareholders:
Special Shareholder Meeting Improvement — Proposal 4"

Position of Your Company's Board of Directors

The Board has considered this proposal and believes that its adoption would not be in the best interest of the Company or our shareowners in light of our corporate governance practices and the current right of shareholders to call a special meeting.

We amended our By-Laws on May 10, 2010, to permit shareowners owning 20% of the Company's outstanding stock to call a special shareowner meeting upon written request to the Board. The Board proposed this amendment after a review of best practices in corporate governance and shareowner interest in the matter, including a shareowner proposal requesting that our By-Laws be changed to allow 10% of the shareowners the right to call special meetings. The amendment was overwhelmingly approved by an affirmative vote of 99% of our shareowners.

The Company has a demonstrated commitment to best practices in corporate governance and accountability to our shareowners, which makes adoption of the proposal unnecessary. Our Board regularly reviews corporate governance trends and evaluates how best to apply these practices to the Company. In recommending that our shareowners vote against this proposal, the Board believes that it is important to consider not only the fact that the Company already provides its shareowners with a meaningful special meeting right, but also the Company's current governance practices. All of our directors must be annually elected by majority vote. In addition to providing shareowners with rights to call special meetings, we also permit shareowners with a meaningful ability to act by written consent and recently adopted proxy access, giving shareowners multiple avenues to hold our board accountable. Our board continually focuses on its composition and evaluates the skills and qualifications of existing directors and the diversity of their background and

experience with the desire for board refreshment, resulting in an average board tenure around 5 years. The Board and Governance Committee also contemplate multiple dynamics that promote and advance diversity among the members of our Board. We actively conduct shareowner engagement for feedback and have been responsive to shareowner concerns.

We believe the existing shareowner right to call a special meeting strikes the right balance. Convening a meeting of shareowners imposes significant costs. The Company must prepare required disclosures, print and distribute materials, solicit proxies and tabulate votes. The Board and management must devote time to preparing for and conducting the meeting, distracting them from managing the business and enhancing returns for all shareowners. Because special meetings require a considerable diversion of resources, they should be limited to circumstances where a substantial number of shareowners believe a matter is sufficiently urgent or extraordinary that it must be addressed between annual meetings. The Company's current 20% ownership threshold allows for a reasonable number of shareowners to call a special meeting and thereby impose these costs on all shareowners.

The Company's existing governance practices and structure and the right that shareowners already have to call special meetings both enhances shareowner rights and protects against the risk that a small minority of shareowners could detrimentally impact a majority of our shareowners. Therefore, we believe the adoption of this proposal is unnecessary and not in the best interests of the Company or its shareowners.

For these reasons, we recommend that you vote against this proposal.

> **Our Board of Directors unanimously recommends that you vote AGAINST this proposal.**

Directors Standing for Election — Term Expiring in 2019

The following 12 individuals are nominated for election at the 2018 annual meeting. Each of these nominees is standing for election to serve a term that will expire in 2019. In addition to biographical information for each director nominee, we describe the specific experience, qualifications, attributes or skills that led our Board to conclude such person should serve as a director in light of the Company's business.



David J. Bronczek
Independent

Age: 63
Director since: 2006

Committees:
o Public Policy and Environment (Chair)
o Management Development and Compensation



William J. Burns
Independent

Age: 61
Director since: 2015

Committees:
o Governance
o Public Policy and Environment

Biography
President and chief operating officer of FedEx Corporation, a global provider of transportation, e-commerce and business services, since February 2017. Mr. Bronczek served as president and chief executive officer of FedEx Express, the world's largest express transportation company and a subsidiary of FedEx Corporation, from 2000 to February 2017. Mr. Bronczek began his career with FedEx in 1976 and, prior to being named president, served as executive vice president and chief operating officer of FedEx Express. A native of Cleveland, Ohio, Mr. Bronczek graduated from Kent State University. Mr. Bronczek was appointed by former President George W. Bush to the National Infrastructure Advisory Council. He is a member of the Board of Governors of the International Air Transport Association (IATA); a board member for Airlines for America; a member of the Board of Governors for National Safe Kids Campaign; and a board member for the Smithsonian's National Air and Space Museum. He is also a member of Memphis Tomorrow.

Board Qualifications
As president and COO of FedEx Corporation and former CEO of its subsidiary FedEx Express, Mr. Bronczek brings critical business insight to a large, diversified company with international operations. Mr. Bronczek has served in many capacities at FedEx Corporation, beginning his career in operations in 1976. His experience includes serving as senior vice president of Europe, the Middle East and Africa (EMEA), which is a region of strategic importance to International Paper.

Key Skills & Experience
o Current COO
o International Operations
o Finance, Accounting
o Environment, Sustainability, Public Policy
o Strategic Planning
o Supply Chain
o Technology
o Marketing

Biography
President of the Carnegie Endowment for International Peace, the oldest international affairs think tank in the United States, since February 2015. He served in the U.S. Department of State as Deputy Secretary of State from July 2011 to November 2014, as Under Secretary for Political Affairs from 2008 to July 2011, and as Ambassador to Russia from 2005 to 2008, among many other posts during his 33 years in the Foreign Service.

Board Qualifications
Ambassador Burns' service as Deputy Secretary of State in the U.S. State Department, Under Secretary for Political Affairs and Ambassador to Russia, as well as numerous other posts during his 33 years in the Foreign Service, brings a unique and valuable perspective to the Board. His extensive public policy experience, both domestic and international, is valuable particularly in considering a broad range of strategic and tactical business matters. His current position as president of the Carnegie Endowment for International Peace, the oldest international affairs think tank, further strengthens his international management and public policy expertise.

Key Skills & Experience
o Environment, Sustainability, Public Policy
o International Operations
o Strategic Planning



Christopher M. Connor
Independent

Age: 62
Director since: 2017

Committees:
o Audit & Finance
o Management Development and Compensation

Biography
Retired as executive chairman of The Sherwin-Williams Company, a global manufacturer of paint, architectural coatings, industrial finishes and associated supplies, in December 2016. Mr. Connor joined The Sherwin-Williams Company in 1983 and served as its chairman and chief executive officer from 2000 to December 2015. Mr. Connor is chairman of the Rock & Roll Hall of Fame in Cleveland, Ohio, and serves on the boards of directors of Eaton Corporation PLC and Yum! Brands, Inc.

Board Qualifications
Having served as CEO and executive chairman of The Sherwin-Williams Company, Mr. Connor brings significant senior management experience and strong financial expertise to the Board. He understands the various issues facing a large, global manufacturing company, including operational, financial and strategic issues. His technical background and long tenure with The Sherwin-Williams Company bring industrial expertise, which further strengthens our Board.

Key Skills & Experience
o Former CEO
o Manufacturing
o International Operations
o Finance, Accounting
o Strategic Planning
o Environment, Sustainability, Public Policy
o Supply Chain
o Technology
o Marketing



Ahmet C. Dorduncu
Independent

Age: 64
Director since: 2011

Committees:
o Audit & Finance
o Public Policy and Environment

Biography
Chief executive officer of Akkök Group, a financial and industrial conglomerate located in Turkey, since January 2013. Mr. Dorduncu served as chief executive officer of Sabanci Holding, another financial and industrial conglomerate located in Turkey, from 2005 to 2010. He also served from 2006 to 2010 as chairman of the board of Olmuksa, then an industrial packaging business joint venture between Sabanci Holding and International Paper. Sabanci Holding is the parent company of the Sabanci Group, a leading Turkish financial and industrial company.

Board Qualifications
As CEO of Akkök Group and retired chairman and CEO of Sabanci Holding, two leading financial and industrial conglomerates, Mr. Dorduncu brings vast experience in international operations for a non-U.S. manufacturing company. His keen financial literacy also adds to the strength of our Board. His knowledge of regions of key importance to the Company brings even greater perspective to our Board.

Key Skills & Experience
o Current CEO
o Manufacturing
o International Operations
o Finance, Accounting
o Strategic Planning
o Diversity
o Environment, Sustainability, Public Policy
o Supply Chain
o Technology
o Marketing



Ilene S. Gordon
Independent Presiding Director

Age: 64
Director since: 2012

Committees:
o Governance
o Management Development and Compensation

Biography

Executive chairman of Ingredion Incorporated (formerly Corn Products International, Inc.), a publicly traded global ingredient solutions company, since January 1, 2018. Ms. Gordon served as chairman, president and chief executive officer of Ingredion from May 2009 through December 2017. Ms. Gordon is also a member of the board of directors of Ingredion Incorporated and World Business Chicago, a not-for-profit economic development organization. Ms. Gordon previously served as president and chief executive officer of Rio Tinto's Alcan Packaging, a multinational company engaged in the production of flexible and specialty packaging, from 2007 until 2009, and in various senior executive roles at Alcan Packaging and its affiliate and predecessor companies from 1999 until 2007. Prior to 1999, Ms. Gordon was employed for 17 years with Tenneco Inc., a conglomerate, in a variety of management positions, including vice president and general manager leading its folding carton business. Ms. Gordon serves on the board of directors of Lockheed Martin Corporation, a publicly traded global security and aerospace company.

Board Qualifications

As the former chairman, CEO and president of Ingredion Incorporated, Ms. Gordon brings senior management expertise and leadership capabilities, as well as broad understanding of the operational, financial and strategic issues facing public companies. Her previous experience at Rio Tinto's Alcan Packaging includes manufacturing, supply chain and marketing. She has experience with operations overseas, including South America, Asia Pacific and Europe. Ms. Gordon also brings strong financial expertise to our Board.

Key Skills & Experience
o Former CEO
o Manufacturing
o International Operations
o Diversity
o Environment, Sustainability, Public Policy
o Finance, Accounting
o Strategic Planning
o Supply Chain
o Technology
o Marketing



Jacqueline C. Hinman
Independent

Age: 56
Director since: 2017

Committees:
o Audit & Finance
o Public Policy and Environment

Biography

Served as chairman, president and chief executive officer of CH2M HILL Companies, Ltd., a Fortune 500 engineering and consulting firm focused on delivering infrastructure, energy, environmental and industrial solutions for clients and communities around the world, until December 2017, when the firm was acquired by Jacobs Engineering. Prior to becoming chairman in September 2014 and president and chief executive officer in January 2014, Ms. Hinman served as president of CH2M's International Division from 2011 until 2014, and she served on CH2M's board of directors from 2008 through 2017. She recently served on the Executive Committee of the Business Roundtable, chairing its Infrastructure Committee, and is currently a member of the Business Council as well as the board of directors of Catalyst, a leading nonprofit organization accelerating progress for women through workplace inclusion.

Board Qualifications

Having served as chairman, president, and chief executive officer of CH2M HILL Companies, Ms. Hinman brings senior management and leadership capabilities to the Board, as well as particular understanding of global manufacturing companies. Because of her experience in a global engineering consulting business, she has unique knowledge of environmental and sustainability issues globally. Ms. Hinman, in her previous roles at CH2M HILL, also brings international operations and strategic planning expertise to our Board.

Key Skills & Experience
o Former CEO
o Manufacturing
o International Operations
o Finance, Accounting
o Strategic Planning
o Diversity
o Environment, Sustainability, Public Policy
o Supply Chain
o Technology
o Marketing



Jay L. Johnson
Independent

Age: 71
Director since: 2013

Committees:
o Audit & Finance
o Governance (Chair)

Biography
Retired as chairman and chief executive officer of General Dynamics Corporation, a publicly traded manufacturer of worldwide defense, aerospace, and other technology products, in December 2012. He served as its chairman from May 2010 and as its chief executive officer from July 2009. He served on its board of directors from 2003 to December 2012. From 2000 to 2008, he served in various senior executive roles at Dominion Resources Inc., a publicly traded energy company, including as chief executive officer of Dominion Virginia Power. Prior to 2000, he had a distinguished 32-year career in the U.S. Navy. He retired as an admiral in July 2000, after serving as chief of naval operations and as a member of the Joint Chiefs of Staff since 1996. He is a director of Wynn Resorts, Limited, the U.S. Naval Academy Foundation, and The Peregrine Fund. He previously served as a director of the USAA (through August 2017).

Board Qualifications
Having served as chairman and CEO of General Dynamics Corporation and CEO of Dominion Virginia Power, Admiral Johnson is an experienced business leader who brings strong financial expertise and global business acumen to our Board. He also brings strong leadership and management skills as a result of his distinguished 32-year military career. In addition, Admiral Johnson's prior positions as a public company director provide him with a deep understanding of public company governance and other significant issues facing public companies.

Key Skills & Experience
o Former CEO
o Manufacturing
o International Operations
o Environment, Sustainability, Public Policy
o Finance, Accounting
o Strategic Planning
o Technology
o Supply Chain



Clinton A. Lewis, Jr.
Independent

Age: 51
Director since: 2017

Committees:
o Governance
o Public Policy and Environment

Biography
Executive vice president and president of international operations, commercial development, genetics and PHARMAQ at Zoetis Inc., a NYSE-listed global leader in the discovery, development, manufacture and commercialization of animal health medicines and vaccines that was spun off by Pfizer in 2013. Prior to being named to his current role in May 2015, Mr. Lewis served as president of U.S. operations at Zoetis from October 2012 to May 2015 and at Pfizer Animal Health from 2007 to October 2012. He joined Pfizer in 1988, and held positions of increasing responsibility across various commercial operations dedicated to human health prior to joining the animal health organization. He formerly served as chairman of the board for the Animal Health Institute (AHI), an industry trade association in the U.S., and currently serves as treasurer for the International Federation for Animal Health (IFAH), the industry trade association in Europe.

Board Qualifications
As executive vice president and president of international operations, commercial development, genetics and PHARMAQ at Zoetis, Inc., Mr. Lewis brings critical business insight to a large, diversified company with global operations. He brings experience in international operations for a U.S. multinational company manufacturing globally. Mr. Lewis's knowledge and strategic planning expertise, as well as knowledge of regions of key importance to the Company, bring even greater perspective to our Board.

Key Skills & Experience
o Manufacturing
o International Operations
o Finance, Accounting
o Strategic Planning
o Diversity
o Environment, Sustainability, Public Policy
o Supply Chain
o Technology
o Marketing



Kathryn D. Sullivan
Independent

Age: 66
Director since: 2017

Committees:
o Governance
o Public Policy and Environment



Mark S. Sutton
Chairman & CEO

Age: 56
Director since: 2014

Biography
Ambassador-at-Large at the Smithsonian National Air and Space Museum, where she served as The Charles A. Lindbergh Fellow of Aerospace History from March 2017 through August 2017. Dr. Sullivan is also a Senior Fellow at the Potomac Institute for Policy Studies. Dr. Sullivan served in several roles in the U.S. Department of Commerce and the National Oceanic and Atmospheric Administration (NOAA) between May 2011 and January 2017, including as Under Secretary of Commerce for Oceans & Atmosphere and NOAA Administrator from March 2014 until January 2017. She served as a Director for Ohio State University's Battelle Center for Mathematics and Science Education Policy from 2006 through 2011. Between 1996 and 2005, Dr. Sullivan served as President and CEO of the Center of Science and Industry (COSI), a hands-on science education enterprise, serving nearly 900,000 people annually throughout Ohio and surrounding states. Between 1978 and 1993, Dr. Sullivan was a Mission Specialist for NASA. She is a veteran of three Shuttle missions with over 500 hours in space and she is the first American woman to walk in space. Dr. Sullivan served on the boards of directors of several public companies between 1997 and 2011. She is a member of the National Academy of Engineering.

Board Qualifications
Dr. Sullivan's service as Administrator for the National Oceanic and Atmospheric Association and Under Secretary of Commerce for Oceans and Atmosphere brings a valuable perspective on current issues in sustainability, which is a critical issue to the Company. As a former NASA space shuttle astronaut, she also brings a strong technical background, leadership capabilities, and strategic planning experience. Dr. Sullivan's service on other public company boards gives her experience and oversight of natural resource conservation and production as well as a broad range of strategic and tactical business matters. She also brings finance and budgeting experience having served as president and chief executive officer of COSI, as well as her service on a public company's audit and finance committee. These experiences give Dr. Sullivan a strong background upon which to draw as a member of our Public Policy and Environment Committee and Governance Committee.

Key Skills & Experience
o Environment, Sustainability, Public Policy and Public Service
o Technology
o Strategic Planning
o Supply Chain
o Marketing
o Diversity
o International Operations
o Finance, Accounting

Biography
Chairman (since January 1, 2015) & chief executive officer (since November 1, 2014). Mr. Sutton previously served as president & chief operating officer from June 1, 2014 to October 31, 2014, senior vice president - industrial packaging from November 2011 to May 31, 2014, senior vice president - printing and communications papers of the Americas from 2010 until 2011, senior vice president - supply chain from 2008 to 2009, vice president - supply chain from 2007 until 2008, and vice president - strategic planning from 2005 until 2007. Mr. Sutton joined International Paper in 1984. Mr. Sutton serves on the board of directors for The Kroger Company. He is a member of The Business Council, serves on the American Forest & Paper Association board of directors, the Business Roundtable board of directors, and the international advisory board of the Moscow School of Management - Skolkovo. He was appointed chairman of the U.S. Russian Business Council. He also serves on the board of directors of Memphis Tomorrow and the board of governors for New Memphis Institute.

Board Qualifications
Mr. Sutton has been with International Paper his entire 30 plus-year career and served in various senior leadership roles, most recently as president and chief operating officer, as well as senior vice president - Industrial Packaging, the Company's largest business. He has also served as the senior leader of Printing and Communications Papers, supply chain, corporate strategic planning, as well as leading packaging operations in Europe, Middle East and Africa. As a result, Mr. Sutton was instrumental in the transformation of the Company over the last decade. He brings deep experience and institutional knowledge to the Board and management in his roles as chairman and CEO.

Key Skills & Experience
o Current CEO
o Manufacturing
o International Operations
o Environment, Sustainability, Public Policy
o Finance, Accounting
o Strategic Planning
o Supply Chain
o Technology
o Marketing



J. Steven Whisler
Independent

Age: 63
Director since: 2007

Committees:
o Management Development and Compensation (Chair)
o Governance

Biography

Retired as chairman and chief executive officer of Phelps Dodge Corporation, an international mining company, upon its merger with Freeport-McMoRan Inc. in March 2007. Mr. Whisler served as chairman and chief executive officer of Phelps Dodge Corporation from May 2000 until March 2007, and served on the board of Phelps Dodge Corporation from 1995 through March 2007. Mr. Whisler is a director of CSX Corporation and the Brunswick Corporation. He is also a director of the C.M. Russell Museum.

Board Qualifications

Mr. Whisler served as chairman and CEO of Phelps Dodge Corporation, a large, publicly traded, manufacturing company with international operations, prior to its acquisition in March 2007. He also served as general counsel of Phelps Dodge and, as a result, has a deep understanding of the governance, compliance and regulatory issues facing public companies. His service on other public company boards further augments his range of knowledge and allows him to draw on various perspectives and viewpoints.

Key Skills & Experience

o Former CEO
o Manufacturing
o International Operations
o Environment, Sustainability, Public Policy
o Finance, Accounting
o Strategic Planning
o Supply Chain
o Legal



Ray G. Young
Independent

Age: 56
Director since: 2014

Committees:
o Audit & Finance (Chair)
o Management Development and Compensation

Biography

Executive vice president and chief financial officer of Archer-Daniels-Midland Company ("ADM"), with responsibility for strategic oversight of ADM's business in Asia. ADM is a publicly traded company and one of the largest agricultural processers and food ingredients companies in the world, and Mr. Young has been its chief financial officer since December 2010. Prior to joining ADM, he was employed on four continents at General Motors Company ("GM"), a publicly traded company and producer of vehicles throughout the world, from 1986 to 2010. At GM and its affiliates, he served in various senior executive roles, including as its president of the Mercosur Region from 2004 to 2007, its chief financial officer from 2008 to 2009 and its vice president, International Operations, based in China, in 2010. He currently serves on the boards of the U.S. China Business Council and the American Cancer Society Lakeshore Division. He also serves an alternate board member of Wilmar International, a Singapore-listed global agricultural processor and food ingredients company.

Board Qualifications

As executive vice president and chief financial officer of Archer Daniels Midland ("ADM"), a large, publicly traded company, Mr. Young brings strong financial expertise and strategic acumen to the Board. In addition to his experience at ADM, he also served in various executive roles at General Motors Company for over twenty years, and as a result, has a deep knowledge of global manufacturing operations.

Key Skills & Experience

o Current CFO
o Finance, Accounting
o International Operations
o Diversity
o Manufacturing
o Strategic Planning
o Supply Chain
o Technology

Information About Corporate Governance

Director Qualifications and Experience

Director Qualification Criteria

Our Board has adopted *Director Qualification Criteria and Independence Standards*, which it uses to evaluate incumbent directors being considered for re-election at each annual meeting, as well as to evaluate director candidates. The Governance Committee of our Board is responsible for evaluating each director candidate, and for recommending qualified director nominees for election to the Board. We seek candidates with ample experience and a proven record of professional success, leadership and the highest level of personal and professional ethics, integrity and values. The Governance Committee also considers whether each candidate demonstrates the following:

o Commitment to the Company's mission and purpose, and loyalty to the interests of the Company and its shareowners;

o Ability to exercise objectivity and independence in making informed business decisions;

o Willingness and commitment to devote the extensive time necessary to fulfill his/her duties;

o Ability to communicate effectively and collaboratively with other Board members to contribute effectively to the diversity of perspectives that enhances Board and Committee deliberations and decision-making; and

o Skills, knowledge and expertise relevant to the Company's business.

Director Nomination Procedures

Shareowners may submit recommendations for director candidates to the Governance Committee by writing to the Corporate Secretary. The candidates should meet the director qualifications criteria described above. The Governance Committee applies the same criteria in evaluating candidates recommended by shareowners as those from other sources. If a shareowner would like to nominate a director candidate, the shareowner must follow the procedures set forth in our By-Laws, including the deadline to make such nominations. See "Communicating with the Board" above and "Adoption of Proxy Access" below.

Diversity of Our Directors

Our Board and the Governance Committee have assembled a Board comprised of experienced directors who are currently, or have recently been, leaders of major companies and institutions, are independent thinkers and have a diverse range of expertise and skills that they bring to the boardroom. The Board, through its Governance Committee, seeks to have a group of directors with a mix of backgrounds, experiences and tenure that will enhance the quality of its deliberations and decisions, and provide a blend of institutional knowledge and fresh perspective. The criteria considered by the Board and the Governance Committee include a person's skills, current and previous occupations, other board memberships and professional experiences in the context of the needs of the Board. The Governance Committee Charter specifically directs the Committee to seek qualified candidates with diverse backgrounds including, but not limited to, such factors as race, gender, and ethnicity. While the Company does not have a formal policy on Board diversity, the Governance Committee actively considers diversity in the recruitment and nomination of directors. The current composition of our Board reflects those efforts and the importance of

diversity to the Board. The satisfaction of these criteria is implemented and assessed through ongoing consideration of directors and nominees by the Governance Committee and the Board, as well as through the Board's annual self-

evaluation process. Our Board believes that its membership should include individuals with a diverse background in the broadest sense, and is particularly interested in maintaining a mix of skills and experience that includes the following:



- Supply Chain
- Technology
- Senior Management
- Leadership Role

- Public Service
- Legal
- Strategic Planning

Blend of Diverse Skills and Experience

- International Operations
- Marketing
- Accounting and Finance

- Environmental Affairs and Sustainability
- Public Policy
- Manufacturing

Our Director Qualification Criteria and Independence Standards may be found at www.internationalpaper.com under the "Company" tab at the top of the page followed by the "Leadership" link and then under the "Governance" link.

Board Composition–Results of Succession Planning & Board Refreshment Efforts

12 director nominees; **11** independent

Highly qualified directors with a diverse mix of qualifications, skills and experience

4 new directors added in 2017 with key areas of expertise with fresh perspectives

Of the 4 new directors – **2** are women and **1** is African-American

4.7-year average tenure for director nominees

Board Leadership & Corporate Governance Practices

Board Leadership Structure

Our Board believes that the Company and its shareowners are best served by having the flexibility to determine the right leadership structure for the Company at any given point in time, taking into consideration the current business environment and shareholder landscape. We currently combine the role of Chairman and CEO and believe this is the most effective leadership structure for the Company at this time. When Mr. Sutton was appointed as CEO in 2014, the Board evaluated whether continuing to combine the role of Chairman and CEO was in the best interests of the Company and the shareowners. The Board concluded that maintaining the combined position of Chairman and

CEO is appropriate to further strengthen the Company's governance structure by promoting unified leadership and direction for the Company, fostering accountability and allowing for a single, clear focus for management to execute the Company's strategy and business plans.

As a counterbalance, we have an independent Presiding Director, Ilene S. Gordon, whose role and responsibilities provide strong independent leadership in the boardroom. The authority and duties of our independent Presiding Director are set forth in the ***Corporate Governance Guidelines*** and provided below.

Role of the Presiding Director

The Presiding Director is elected each year by the independent directors for a term of not less than one year. Effective January 1, 2018, the independent directors elected Ilene S. Gordon as Presiding Director, rotating that position. J. Steven Whisler had previously served as Presiding Director. The Presiding Director has authority to call meetings of independent directors. She may consult and directly communicate with certain shareowners if requested. The duties of the Presiding Director include:

o Determining a schedule and agenda for regular executive sessions in which independent directors meet without management present, and presiding over these sessions;
o Presiding over meetings of the Board in the event the Chairman is not present;

o Serving as liaison between the Chairman and independent directors;
o Approving agendas of the Board and meeting schedules to assure there is ample discussion time;
o Approving information sent to the Board; and
o Organizing the process for evaluating the performance of the Chairman and CEO not less than annually in consultation with the Management Development and Compensation Committee.

The Board considers its own leadership structure as part of the Company's succession planning process. The Board will continue to evaluate this structure going forward in light of factors and considerations prevailing at the time to determine whether a combined CEO and Chairman role is in the best interests of the Company and its shareowners.

Commitment to Sound Corporate Governance Principles

We believe good corporate governance is critical to achieving business success and serves the best interests of our shareowners. Our Board has adopted *Corporate Governance Guidelines* that reflect its commitment to sound governance practices. In addition, each of our Board committees has its own charter to assure that our Board fully discharges its responsibilities to our shareowners. Our Board regularly reviews its *Corporate Governance Guidelines* and committee charters and makes changes

from time to time to reflect developments in the law and the corporate governance area. Our Amended and Restated Certificate of Incorporation permits the size of our Board to range from nine to 18 members. Currently, the size of our Board is 13 members, and it will be reduced to 12 members immediately following the annual meeting. Our Board maintains four standing committees, as well as an Executive Committee, which is comprised of the chairs of each of the standing committees.

Adoption of Proxy Access

On February 9, 2016, our Board of Directors adopted a proxy access By-Law that permits stockholders owning 3 percent or more of our common stock for at least three years to nominate the greater of two directors or up to 20 percent of the Board, and include these nominees in our proxy materials. The number of shareowners who may aggregate their shares to meet the ownership threshold is limited to 20. Nominations are subject to the eligibility, procedural and disclosure requirements set forth in the By-Laws.

Our By-Laws are available at www.internationalpaper.com, under the "Company" tab at the top of the page followed by the "Leadership" link and then under the "Governance" link. A paper copy is available at no cost by written request to the Corporate Secretary.

Our Board believes that a shareowner-focused governance model is the right fit for International Paper. The below table highlights our sound corporate governance practices:

Shareholder Rights	o Majority voting for directors, with a director resignation policy o Shareholder right to call special meetings o Shareholder right to act by written consent o Shareholder right to proxy access
Board Independence	o 11 of 12 director nominees are independent o Robust independent Presiding Director role o Executive sessions without management present at every in-person Board meeting o Focus on Board composition and refreshment
Other Governance Practices	o Strong anti-hedging and anti-pledging stock trading provisions o Annual Board and committee self-evaluations o Strong stock ownership requirements

Our *Corporate Governance Guidelines* and our Board committee charters are available at www.internationalpaper.com under the "*Company*" tab at the top of the page followed by the "*Leadership*" link and then under the "*Governance*" link. A paper copy is available at no cost by written request to the Corporate Secretary at the address on page 13 of this proxy statement.

In each of the areas discussed below, we have embraced sound principles, policies and procedures to ensure that our Board and our management goals are aligned with our shareowners' interests.

Board of Directors' Policies and Practices

Annual Board and Committee Self Assessment

o The Board is committed to a robust and constructive evaluation process and recognizes this process promotes continuous improvement and overall Board effectiveness.

o Our Board conducts an annual self assessment of its own and its committees' performances, in accordance with a procedure established by the Governance Committee.

o The General Counsel conducts interviews with each of the directors based on a detailed questionnaire. Topics covered include, among others:

  – Effectiveness of Board and Committee leadership structure;

  – Board and Committee skills, composition, diversity, and succession planning;

  – Effectiveness of each individual director's performance and contributions to the functioning of the Board;

  – Board culture and dynamics, including the effectiveness of discussion and debate at meetings; and

  – Board and management dynamics, including the quality of management presentations and information provided to the Board.

o Separately, an assessment of individual Board members is conducted by the Governance Committee and the Chairman of the Board prior to their nomination for election by shareowners, in accordance with the *Director Qualification Criteria and Independence Standards* discussed above.

Board, Committee and Annual Meeting Attendance

o The Board met 11 times during 2017, with an average attendance rate of 94 percent.

o Each director attended 75 percent or more of the aggregate number of meetings of the Board and committees on which he or she served other than Kathryn D. Sullivan. The Board appointed Dr. Sullivan on March 1, 2017, to ensure that later that month Dr. Sullivan could participate in the Board's strategic planning sessions, which the Board believes are particularly valuable for new board members. At the time of the appointment, the Board was aware that Dr. Sullivan had prior commitments that precluded her attendance at the regularly scheduled board and committee meetings held in May 2017. Dr. Sullivan also missed the June 2017 meeting, which was not a regularly scheduled

Board meeting. The Chairman called this special meeting of the Board to address an unexpected issue in a timely fashion. Dr. Sullivan was unable to participate at the special meeting in June because she was traveling internationally for a previously scheduled commitment. As a result, Dr. Sullivan attended 73 percent of the aggregate number of combined Board meetings and meetings of committees on which she served.

o As expected by our *Corporate Governance Guidelines*, all those who were directors at the time of the 2017 annual meeting were in attendance at that meeting other than Dr. Sullivan (as noted above) and J. Steven Whisler, who could not attend due to a conflicting commitment.

Executive Sessions of Non-Management and Independent Directors

o After each regularly scheduled face-to-face meeting and, if needed, after telephonic meetings, non-management and independent directors of our Board meet in executive session, without management present, chaired by the Presiding Director.

o If non-management directors are not independent, then the Presiding Director will also chair an executive session of independent directors at least once annually.

o In 2017, executive sessions were held at every regularly scheduled face-to-face Board meeting.

o Independent directors may engage, at the Company's expense, independent legal, financial, accounting and other advisors as they may deem appropriate, without obtaining management's approval.

Orientation and Continuing Education

o Our new directors participate in a director orientation that includes written materials and presentations by Company employees who are subject-matter experts, as well as meetings with senior management, our independent registered public accounting firm and both the Company's and the Management Development and Compensation Committee's compensation consultants.

o New directors visit several of our facilities and meet with employees.

o Continuing education occurs at Board and committee meetings, with specific topics of interest covered by management or outside experts.

o Directors are also offered the opportunity to attend director education programs provided by third parties. From time to time, directors attend meetings of Company officers, and, at each Board meeting, they meet informally and formally with senior leaders of the Company.

Mandatory Retirement Policies

o Our Board has a mandatory retirement policy for non-employee directors, under which a non-employee director is required to retire from our Board effective December 31 of the year in which he or she attains the age of 72.
  – Stacey J. Mobley and William G. Walter, who had served on our Board since 2008 and 2005, respectively, retired under this policy in December 2017.
  – Jay L. Johnson, who has served on our Board since 2013, will retire under this policy in December 2018.

o In addition, we have a mandatory retirement policy for CEOs, under which our CEO is required to retire as CEO effective on the first day after the month in which he or she attains the age of 65.

Resignation Policies

o We have two policies relating to director resignation. The first applies when a director has a substantial change in his or her principal occupation, and the second applies in relation to a director who does not receive a majority of shares voted in favor of his or her election. We describe each policy below.
  – First, if a director's principal occupation changes substantially, he or she is required to tender his or her resignation for consideration by the Governance Committee. The Governance Committee then recommends to the Board whether or not to accept the resignation using the *Director Qualification Criteria and Independence Standards*.
  – Second, our Amended and Restated Certificate of Incorporation provides for majority voting of directors in non-contested elections. Pursuant to our By-Laws, any director nominee in a non-contested election who fails to receive the requisite majority of votes cast "*for*" his or her election must tender his or her resignation, and the Board, through its Governance Committee, will determine whether or not to accept the resignation.

Board Oversight of the Company

Risk Oversight

As set forth in the Company's *Corporate Governance Guidelines*, the Board exercises oversight of the Company's strategic, operational and financial matters, as well as compliance and legal risks. The Board is responsible for assuring appropriate alignment of its leadership structure and oversight of management with the interests of shareowners and the communities in which the Company operates. Pursuant to delegated authority as permitted by the Company's By-Laws, *Corporate Governance Guidelines*, and committee charters, the Board's four

standing committees oversee certain risks, and the Audit and Finance Committee coordinates the risk oversight role exercised by various committees and management. The Company's *Corporate Governance Guidelines* provide the foundation upon which the Board oversees a working system of principled goal-setting and effective decision-making, with the objective of establishing a vital, agile, and ethical corporate entity that provides value to the shareowners who invest in the Company and to the communities in which it operates.

Code of Conduct

Our Board has adopted a *Code of Conduct (the "Code")* that applies to our directors, officers and all employees to ensure we conduct business in a legal and ethical manner. The Code is available at www.internationalpaper.com, under the *"Company"* tab at the top of the page, then under *"Ethics."* A paper copy is available at no cost by written request to the Corporate Secretary.

Our Global Ethics and Compliance office is located at our global headquarters in Memphis, Tennessee. If an employee, customer, vendor or shareowner has a concern about ethics or business practices of the Company or any of its employees or representatives, he or she may contact the Global Ethics and Compliance office in person, via mail, e-mail, facsimile or telephone. The *Code* describes multiple channels by which employees may report a concern, such as through their managers, a human resources professional, legal counsel or our internal audit department.

Our HelpLine is also available 24 hours a day, seven days a week, to receive calls from anyone wishing to report a concern or complaint, whether anonymous or otherwise.

Our HelpLine contact information can be found at www.internationalpaper.com, under the *"Company"* tab at the top of the page, then under *"Ethics"* and *"How Can We Help You?"*

All HelpLine reports are immediately forwarded to the Global Ethics and Compliance office for further action and for a response to the person reporting, unless he or she has chosen to remain anonymous. A report made through any of our other reporting channels that involves an impropriety relating to our accounting, internal controls or other financial or audit matters is also forwarded immediately to the Global Ethics and Compliance office. That office has responsibility for investigating all such matters, and will report certain of those matters, unfiltered, to the chair of our Audit and Finance Committee in accordance with the procedures established by the Audit and Finance Committee to ensure compliance with the Sarbanes-Oxley Act of 2002.

Independence of Directors

Director Independence Standards

It is the policy of our Board that a majority of its members be independent from the Company, its management and its independent registered public accounting firm. Based on the Governance Committee's review of our current directors, our Board has determined each of our non-employee directors is independent: David J. Bronczek; William J. Burns; Christopher M. Connor; Ahmet C. Dorduncu; Ilene S. Gordon; Jacqueline C. Hinman; Jay L. Johnson; Clinton A. Lewis, Jr.; Kathryn D. Sullivan; John L. Townsend, III; J. Steven Whisler; and Ray G. Young. We have

one employee-director, our Chairman, Mr. Sutton, who is not independent. Each standing committee of the Board is comprised entirely of independent directors.

Further, the Governance Committee concluded and recommended to our Board, and our Board determined, each of our non-employee directors meets the independence requirements for service on our Audit and Finance Committee, the Management Development and Compensation Committee and the Governance Committee.

Director Independence Determination Process and Standards

Annually, our Board determines the independence of directors based on a review conducted by the Governance Committee and the General Counsel. The Governance Committee and the Board evaluate and determine each director's independence under the *NYSE Listed Company Manual's* independence standards and the Company's *Director Qualification Criteria and Independence Standards*, which are consistent with, but more rigorous than, the NYSE standards.

Under SEC rules, the Governance Committee is required to analyze and describe any transactions, relationships or arrangements not specifically disclosed in this proxy statement that were considered in determining our directors' independence. To facilitate this process, the Governance Committee reviews directors' responses to our annual Directors' and Officers' Questionnaire, which requires disclosure of each director's and his or her immediate family's relationships to the Company, as well as any potential conflicts of interest.

In this context, the Governance Committee considered the relationships described below. Based on its analysis of the relationships and our independence standards, the

Governance Committee concluded and recommended to our Board that none of these relationships impaired the independence of any non-employee director, including:

o Non-profit and charitable organization affiliations of our directors. None of our directors serve as an executive officer of any organization to which we make charitable contributions.

o Service by several of our directors as an executive officer at a company with whom we may do business. The Governance Committee determined that the commercial relationships involving routine, arms-length purchases and sales transactions between International Paper and these companies were not material under our independence standards. These standards provide that payments to or payments from the Company to a company for which a director serves as an executive officer, for property or services that are less than the greater of $750,000 or 1.75 percent of such other company's consolidated gross revenues, are not considered a material relationship that would impair the director's independence. We provide additional details about these relationships in the following table.

Transactions Considered in Analysis of Director Independence

Director	Name of Employer	Business Relationship (including affiliated companies)	Dollar Amount of Routine Sales Transactions (approximate)	Amount exceeds greater of $750,000 or 1.75% of other company's gross revenues?
David J. Bronczek	FedEx Corporation	Routine sales to FedEx	$250,000 in total, representing less than 0.002% of International Paper's gross revenues in 2017	No
		Routine purchases from FedEx	$7.56 million in total, representing less than 0.02% of FedEx's gross revenues in 2017	No
Ilene S. Gordon	Ingredion Incorporated	Routine sales to Ingredion	$120,000 in total, representing less than 0.0006% of International Paper's gross revenues in 2017	No
		Routine purchases from Ingredion	$58.27 million in total, representing less than 1.0% of Ingredion's gross revenues in 2017	No
Ray G. Young	Archer-Daniels-Midland Company	Routine sales to ADM	$5.35 million in total, representing less than 0.03% of International Paper's gross revenues in 2017	No
		Routine purchases from ADM	$60.75 million in total, representing less than 0.10% of ADM's gross revenues in 2017	No

Board Committees

As described above, in order to fulfill its responsibilities, the Board has delegated certain authority to its committees. The Board has four standing committees and one Executive Committee: (i) Audit and Finance; (ii) Governance; (iii) Management Development and Compensation; and (iv) Public Policy and Environment. The Executive Committee meets only if a quorum of the full Board cannot be convened and there is an urgent need to meet.

Each committee has its own charter, and each charter is reviewed annually by each committee to assure ongoing compliance with applicable law and sound governance practices. The Governance Committee assesses the Executive Committee Charter. Committee charters are available at www.internationalpaper.com under the *"Company"* tab at the top of the page followed by the *"Leadership"* link and then under the *"Board Committees"* link. A paper copy is available at no cost by written request to the Corporate Secretary.

Committee Assignments

Independent Board members are assigned to one or more committees. The Governance Committee recommends any changes in assignments to the entire Board. Committee chairs are rotated periodically, usually every three to five years.

Governance Committee

Current Members
- Jay L. Johnson (Chairman)
- William J. Burns
- Ilene S. Gordon
- Clinton A. Lewis, Jr.
- Kathryn D. Sullivan
- J. Steven Whisler

All Members are Independent

Meetings in 2017: **5**

Attendance Rate: **90%**

Meetings

Meeting agendas are developed by the Governance Committee chair in consultation with committee members and senior leaders, who regularly attend the meetings.

Responsibilities

The Governance Committee is responsible for assuring the Company abides by sound corporate governance principles, including compliance with the Company's Certificate of Incorporation, By-Laws, and *Corporate Governance Guidelines*, and reviewing conflicts of interest, including related person transactions under our *Related Person Transactions Policy and Procedures*. The committee also serves as the Board's nominating committee, responsible for identifying and recommending individuals qualified to become Board members and for evaluating directors being considered for re-election. The committee is also responsible for assuring that shareowner communications, including shareowner proposals, are addressed appropriately by the Board or Company management. The committee also recommends non-employee director compensation, and assists the Board in its annual self assessment.

Audit and Finance Committee

Current Members
- Ray G. Young (Chairman)
- Christopher M. Connor
- Ahmet C. Dorduncu
- Jacqueline C. Hinman
- Jay L. Johnson
- John L. Townsend, III

All Members are Independent

Meetings in 2017: **10**

Attendance Rate: **93%**

Meetings

Meeting agendas are developed by the Audit and Finance Committee chair in consultation with committee members and senior management, who regularly attend the meetings. Each meeting, the committee holds executive sessions without members of management, and it also meets privately with representatives from our independent registered public accounting firm, and separately with each of the Chief Financial Officer, General Counsel, Vice President of Internal Audit, and Controller.

Responsibilities

The Audit and Finance Committee assists our Board in monitoring the integrity of our financial statements and financial reporting procedures, reviewing the independent registered public accounting firm's qualifications and independence, overseeing the performance of our internal audit function and independent registered public accounting firm, coordinating our compliance with legal and regulatory requirements relating to the use and development of our financial resources, and monitoring the risk of financial fraud involving management and ensuring that controls are in place to prevent, deter and detect fraud by management.

The Company's Independent Registered Public Accounting Firm

The Audit & Finance Committee is responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the Company's financial statements. The committee has evaluated the qualifications, performance and independence of Deloitte & Touche and appointed Deloitte & Touche as the Company's independent external auditor for the fiscal year 2018. Deloitte & Touche has served as International Paper's independent external auditor continuously since 2002. In order to assure continuing auditor independence, the Audit & Finance Committee periodically considers whether there should be a rotation of the independent external audit firm. The members of the Audit & Finance Committee and the Board believe the continued retention of Deloitte & Touche to serve as the Company's independent external auditor is in the best interests of International Paper and its shareowners.

Deloitte & Touche's reports on the consolidated financial statements for each of the three fiscal years in the period ended December 31, 2017, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

Independent Auditor Fees

The Audit and Finance Committee engaged Deloitte & Touche to perform an annual integrated audit of the Company's financial statements, which includes an audit of the Company's internal controls over financial reporting, for the years ended December 31, 2016, and December 31, 2017. The total fees and expenses paid to Deloitte & Touche are as follows:

	2016 ($, in thousands)	2017 ($, in thousands)
Audit Fees	14,769	16,369
Audit-Related Fees	526	1,729
Tax Fees	1,020	3,632
All Other Fees	52	172
Total Fees	16,367	21,902

Services Provided by the Independent Auditors

All services rendered by Deloitte & Touche are permissible under applicable laws and regulations, and are pre-approved by the Audit and Finance Committee. For a complete copy of International Paper's "Guidelines of International Paper Company Audit and Finance Committee for Pre-Approval of Independent Auditor Services," please write to the Corporate Secretary, or visit us on our website, www.internationalpaper.com, under the **"Company"** tab, then the **"Governance"** link.

Pursuant to rules adopted by the SEC, the fees paid to Deloitte & Touche for services provided are presented in the table above under the following categories:

1. **Audit Fees** — These are fees for professional services performed by Deloitte & Touche for the audit and review of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements, comfort letters, consents and other services related to SEC matters. Audit fees in both years include amounts related to the audit of the effectiveness of internal controls over financial reporting.

2. **Audit-Related Fees** — These are fees for assurance and related services performed by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements. This includes employee benefit and compensation plan audits, accounting consultations on divestitures and acquisitions, attestations by Deloitte & Touche that are not required by statute or regulation, consulting on financial accounting and reporting standards, and consultations on internal controls and quality assurance audit procedures related to new or changed systems or work processes.

3. **Tax Fees** — These are fees for professional services performed by Deloitte & Touche with respect to tax compliance, tax advice and tax planning. This includes consultations on preparation of original and amended tax returns for the Company and its consolidated subsidiaries, refund claims, payment planning, and tax audit assistance. Deloitte & Touche has not provided any services related to tax shelter transactions, nor has Deloitte & Touche provided any services under contingent fee arrangements.

4. **All Other Fees** — These are fees for other permissible work performed by Deloitte & Touche that do not meet the above category descriptions. The services relate to various consultations that are permissible under applicable laws and regulations, which are primarily related to engagements to provide advice, observations, and recommendations regarding operations, infrastructure and distribution to be considered by the Company.

Audit and Finance Committee Report

The following is the report of the Audit and Finance Committee with respect to the Company's audited financial statements for the fiscal year ended December 31, 2017.

The Audit and Finance Committee assists the Board of Directors in its oversight of the Company's financial reporting process and implementation and maintenance of effective controls to prevent, deter and detect fraud by management. The Audit and Finance Committee's responsibilities are more fully described in its charter, which is accessible on the Company's website at www.internationalpaper.com under the "Company" tab at the top of the page and then under the "Leadership" link and the "Board Committees" section. Paper copies of the Audit and Finance Committee charter may be obtained, without cost, by written request to Ms. Sharon R. Ryan, Corporate Secretary, International Paper Company, 6400 Poplar Avenue, Memphis, TN 38197.

In fulfilling its oversight responsibilities, the Audit and Finance Committee has reviewed and discussed the Company's annual audited and quarterly consolidated financial statements for the 2017 fiscal year with management and Deloitte & Touche LLP ("Deloitte & Touche"), the Company's independent registered public accounting firm. The Audit and Finance Committee has discussed with Deloitte & Touche the matters required to be discussed by Auditing Standard No. 1301, "Communications with Audit Committees," issued by the Public Company Accounting Oversight Board (United States). The Audit and Finance Committee has received the written disclosures and the letter from Deloitte & Touche required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with Deloitte & Touche its independence from the Company and its management. The Audit and Finance Committee has also considered whether the provision of non-audit services by Deloitte & Touche is compatible with maintaining the firm's independence.

The Board has determined that the following members of the Audit and Finance Committee are audit committee financial experts as defined in Item 407(d)(5)(ii) of Regulation S-K: Christopher M. Connor, Jacqueline C. Hinman, Jay L. Johnson, John L. Townsend, III, and Ray G. Young. The Board has determined each member of the Audit and Finance Committee meets the independence and financial literacy requirements for audit committee members set forth under the listing standards of the NYSE and our independence standards.

Based on the review and discussions referred to above, the Audit and Finance Committee recommended to the Company's Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

The Audit and Finance Committee has approved and selected, and the Board of Directors has ratified, Deloitte & Touche as the Company's independent registered public accounting firm for 2018.

Audit and Finance Committee

Ray G. Young, Chairman

Ahmet C. Dorduncu

Jay L. Johnson

Christopher M. Connor

Jacqueline C. Hinman

John L. Townsend, III

Public Policy and Environment Committee

Current Members
o David J. Bronczek (Chairman)
o William J. Burns
o Ahmet C. Dorduncu
o Jacqueline C. Hinman
o Clinton A. Lewis, Jr.
o Kathryn D. Sullivan

All Members are Independent

Meetings in 2017: 4

Attendance Rate: 92%

Meetings
Meeting agendas are developed by the Public Policy and Environment Committee chair in consultation with committee members and senior leaders, who regularly attend the meetings.

Responsibilities
The Public Policy and Environment Committee has overall responsibility for the review of contemporary and emerging public policy issues, as well as technology issues pertaining to the Company. The committee reviews the Company's health and safety policies, as well as environmental policies, including the Office of Sustainability policies, to ensure continuous improvement and compliance. The committee also reviews the Company's policies and procedures for complying with its legal and regulatory obligations, including our Code, and charitable and political contributions.

Executive Committee

Current Members
o Mark S. Sutton (Chairman)
o David J. Bronczek
o Ilene S. Gordon
o Jay L. Johnson
o J. Steven Whisler
o Ray G. Young

Meetings in 2017: 0

Executive Committee
The Executive Committee may act for our Board, to the extent permitted by law, if Board action is required and a quorum of our full Board cannot be convened on a timely basis in person or telephonically. The Chairman of our Board, the independent Presiding Director, and the chair of each Board committee are members of the Executive Committee.

Management Development and Compensation Committee

Current Members

o J. Steven Whisler (Chairman)
o David J. Bronczek
o Christopher M. Connor
o Ilene S. Gordon
o John L. Townsend, III
o Ray G. Young

All Members are Independent

Meetings in 2017:   5

Attendance Rate: 93%

Meetings

Meeting agendas are developed by the Management Development and Compensation Committee chair in consultation with committee members and senior leaders, who regularly attend the meetings. An executive session without management present is held at each meeting. The committee's independent compensation consultant is Frederic W. Cook & Co., Inc. ("FW Cook"). FW Cook regularly attends the committee's meetings.

Responsibilities

The Management Development and Compensation Committee is responsible for overseeing our overall compensation program and approving the compensation of our senior management (other than the CEO). The committee is responsible for conducting performance evaluations of the Chairman and CEO not less than annually, in accordance with the process organized by the Presiding Director, and recommending compensation of the CEO to the independent directors based on such evaluations.

The committee is also responsible for discussing with Company management the required disclosure under Item 407(e)(5) of Regulation S-K, including the Compensation Discussion & Analysis that is prepared as part of this proxy statement, and for recommending that it be included in our proxy statement. The committee is responsible for ensuring we have in place policies and programs for the development of senior leaders and succession planning. The committee acts as the oversight committee with respect to our retirement and benefit plans for senior officers and must approve significant changes to the retirement and benefit plans for our employees. With respect to those plans, the committee may delegate authority for both day-to-day administration and interpretation of the programs, except as it may impact our senior leaders or the CEO.

Role of Independent Consultant. The Committee engaged FW Cook, commencing in mid-2011, to serve as its independent, external compensation consultant. The committee has sole authority for retaining or terminating FW Cook, as well as approving the terms of engagement, including fees. FW Cook works exclusively for the committee and provides no services to the Company. FW Cook is expected to achieve the following objectives:

o Attend meetings of the Management Development and Compensation Committee as requested;
o Acquire adequate knowledge and understanding of our compensation philosophy and incentive programs;
o Provide advice on the direction and design of our executive and director compensation programs;
o Provide insight into the general direction of executive compensation within Fortune 500 companies; and

o Facilitate open communication between our management and the Management Development and Compensation Committee, assuring both parties are aware and knowledgeable of ongoing issues.

Assessment and Management of Compensation-Related Risk. The Committee has committed to completing an annual risk assessment to evaluate the Company's compensation plans and programs. In 2017, at the committee's request, FW Cook conducted a risk assessment with the objective of identifying any compensation policies and practices that may encourage employees to take unnecessary or excessive risks that could threaten the Company. No such plans or practices were identified. The results of this 2017 evaluation indicated, and the Committee thus concluded, that there are no significant compensation-related risk areas at the Company and that our compensation policies and practices

do not encourage unnecessary or excessive risk-taking and do not create risks that are reasonably likely to have a material adverse effect on the Company. Also, based on this evaluation, the committee concluded that the Company's executive compensation program appropriately aligns compensation with long-term shareowner value creation and avoids short-term rewards for decisions that could pose long-term risks to the Company. These conclusions were based on the following factors:

o Our compensation mix is appropriately balanced and incentive compensation is not overly weighted toward short-term performance at the expense of long-term value creation;

o Our short-term incentive compensation award pool is appropriately capped, thereby limiting payout potential;

o Our long-term incentive compensation is also capped and is based entirely on performance shares, which are less leveraged than stock options and, unlike time-based restricted stock awards, reward both Company performance and stock price;

o Our performance is measured against absolute and relative metrics to ensure quality and sustainability of Company performance;

o We have adopted several programs that serve to mitigate potential risk, including officer stock ownership requirements, clawback policies in our incentive compensation programs, and non-compete and non-solicitation agreements to deter behavior that could be harmful to the Company either during or after employment; and

o The committee maintains strict controls over the Company's equity granting practices, and our incentive compensation plan prohibits option re-pricing without shareowner approval.

Compensation Committee Interlocks and Insider Participation

The members of the Management Development and Compensation Committee during 2017 were Mr. J. Steven Whisler, Chairman, Mr. David J. Bronczek, Mr. Christopher M. Connor, Ms. Ilene S. Gordon, Mr. John L. Townsend, III, and Mr. William G. Walter. No member of the Management Development and Compensation Committee was, during the fiscal year, an officer or employee of the Company or was formerly an officer of the Company. Please refer to the discussion below related to "Transactions with Related Persons," for additional information requiring disclosure by us under Item 404 of Regulation S-K under the Exchange Act for members of the Company's Management Development and Compensation Committee.

In addition, no executive officer of the Company served as a member of the compensation committee (or its equivalent) of another entity, or as a director of another entity, one of whose executive officers served on our Management Development and Compensation Committee. No executive officer of the Company served as a member of the compensation committee (or its equivalent) of another entity, one of whose executive officers served as one of our directors.

Transactions with Related Persons

Transactions Covered. Our Board has adopted a written policy and procedures for review and approval or ratification of transactions involving the Company and "related persons" (directors and executive officers and their immediate family members or shareowners owning 5 percent or greater of our outstanding common stock and their immediate family members). The policy covers any related person transaction that meets the minimum threshold for disclosure in the proxy statement under the SEC's rules (specifically, any transaction involving us in which:

(i) the amount involved exceeded $120,000, and

(ii) a related person had a direct or indirect material interest).

Related Person Transaction Review Procedures. Related person transactions are approved in advance by the Governance Committee whenever possible, or must be ratified as promptly as possible thereafter. We disclose in our proxy statement any transactions that are found to be directly or indirectly material to a related person.

Prior to entering into a transaction, a related person must provide the details of the transaction to the General Counsel, including the relationship of the person to the Company, the dollar amount involved, and whether the related person or his or her family member has or will have a direct or indirect interest in the transaction. The General Counsel evaluates the transaction to determine if

the Company or the related person has a direct or indirect material interest in the transaction. If so, then the General Counsel notifies the CEO and submits the facts of the transaction to the Governance Committee for its review. The Governance Committee may approve a transaction only if these review procedures have been followed, and the Governance Committee determines that the transaction is not detrimental to the Company and does not violate the Company's *Conflict of Interest Policy*.

Related Person Transactions. Please see the table under the heading "Transactions Considered in Analysis of Director Independence" for a description of related person transactions during 2017.

Our Related Person Transaction procedures are available at www.internationalpaper.com under the "Company" tab at the top of the page followed by the "Leadership" link and then under the "Governance" link. A paper copy is available at no cost by written request to the Corporate Secretary.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and certain officers, as well as persons who own more than 10 percent of our common stock, to file with the SEC initial reports of beneficial ownership on Form 3, and reports of subsequent changes in beneficial ownership on Forms 4 or 5. Based solely on our review of these forms, and certifications from our executive officers and directors that no other reports were required for such persons, we believe that all directors and officers complied with the filing requirements applicable to them for the fiscal year ended December 31, 2017.

Director Compensation

Compensation Philosophy

Our compensation program for non-employee directors is guided by the following principles. We believe our director compensation program should:

o Provide total compensation comprising both cash and equity that targets the median level of compensation paid by our Compensation Comparator Group ("CCG") listed in the Compensation Discussion & Analysis section of this proxy statement;

o Align the interests of our directors with the interests of our shareowners;

o Attract and retain top director talent; and

o Be flexible to meet the needs of a diverse group of directors.

Each element of director compensation discussed below is recommended by the Governance Committee and approved by our Board.

Stock Ownership Requirements

Our director stock ownership policy requires our directors to hold equity of the Company valued at two times the annual Board retainer, which, through April 30, 2018, is equivalent to 4.9 times the annual cash retainer (and requires ownership of Company stock equivalent to $550,000). We believe this helps align the interests of our directors with

the interests of our shareowners. New directors have four years from the date of their election to meet the ownership requirement. As of December 31, 2017, all directors who were required to meet the ownership levels held the requisite amount of equity.

Elements of Our Director Compensation Program

For the May 2017 – April 2018 service year, compensation for our non-employee directors consists of:

o An annual retainer fee that is a mix of cash and equity;

o Committee chair fees, a Presiding Director fee, and an Audit and Finance Committee member fee, as applicable; and

o Life insurance, business travel accident insurance, and liability insurance.

We evaluate the reasonableness and appropriateness of the total compensation paid to our directors in comparison to peer companies who comprise our CCG. We target our director compensation at the median of our CCG.

Annual Compensation

The annual retainer fees for the May 2017 – April 2018 service year are shown in the table below. A director's annual compensation is $275,000, approximately 41 percent of which is payable in cash and 59 percent of which is payable in equity. A director may elect to convert all or 50 percent of his or her cash retainer fee into shares of restricted stock. In order to encourage director stock ownership, a director who makes this election receives a 20 percent premium in additional shares of restricted stock. Ten of the 14 non-employee directors who served during 2017 elected to receive stock in lieu of all or 50 percent of the cash retainer fee and received the applicable premium. Restrictions on shares awarded to our directors under our current compensation plan lapse one year from the date of grant, and then the shares are freely transferable, subject to our director stock ownership requirement and securities regulations.

Directors may also elect to defer receipt of their equity retainer fee. Directors who make this election receive restricted stock units ("RSUs") in lieu of restricted stock. RSUs are not transferable until a director's retirement from the Board, death or disability. The cash value of RSUs is paid in January following retirement, death or disability. Eight of the 14 non-employee directors who served during 2017 elected to defer payment of all or a portion of their equity compensation until retirement, death or disability. Elections with regard to form of payment and deferrals are made in December preceding each service year.

We use the closing market price of the Company's common stock on the day preceding our annual meeting in May to award the equivalent number of shares for the $163,000 equity retainer and restricted stock elected by our directors

in lieu of their cash retainer fee. RSUs are settled in cash based on the closing price of the Company's common stock as of December 31 of the year of the director's retirement.

Directors earn dividends on their shares of stock and RSUs, which they may elect to receive either as cash or in the form of additional shares of restricted stock or RSUs. Dividends are paid to the director at the time the underlying award is vested or settled.

In addition, each committee chair receives a fee for his or her service in such role. For 2017, Messrs. Bronczek, Mobley, Walter and Whisler each received a committee chair fee. Members of our Audit and Finance Committee also receive an additional fee for their services on this committee. For 2017, Messrs. Connor, Dorduncu, Townsend and Young, Mses. Gordon and Hinman, and Admiral Johnson each received an Audit and Finance Committee member fee. As Presiding Director through the end of 2017, Mr. Whisler also received a Presiding Director fee for 2017.

Type of Fee	2017-2018 Fee Amount ($)
Board Fees	
Cash Retainer	112,000
Equity Retainer	163,000
Committee Fees	
Audit and Finance Committee Chair	25,000
Audit and Finance Committee Member	10,000
Management Development and Compensation Committee Chair	20,000
Governance Committee Chair	20,000
Public Policy and Environment Chair	20,000
Presiding Director Fee	27,500

Directors' Charitable Award Program

Directors who joined our Board on or before July 1, 2007, are eligible to participate in our charitable award program. Under this program, the Company will make a charitable donation in the aggregate amount of $1 million in the director's name in 10 equal, annual installments following the director's death to the eligible colleges or universities selected by the director. This program was closed to new participants effective July 1, 2007.

Insurance and Indemnification Contracts

We provide life insurance in the amount of $10,500 to each of our non-employee directors, and travel accident insurance in the amount of $500,000 that covers a director if he or she dies or suffers certain injuries while traveling on Company business.

We provide liability insurance for our directors, officers and certain other employees at an annual cost of approximately $3 million. The primary underwriters of coverage, which was renewed in 2017 and extends to July 1, 2018, are XL Specialty Insurance Company and ACE American Insurance Company.

Our By-Laws provide for standard indemnification of our directors and officers in accordance with New York law. We also have contractual arrangements with our directors that indemnify them in certain circumstances for costs and liabilities incurred in actions brought against them while acting as our directors.

Our Analysis

We believe our director compensation program appropriately compensates our directors for their time and commitment to the Company and is consistent with our compensation philosophy as shown in the following table.

Our Director Pay Principles	Our 2017 Director Pay Policies and Practices
✔ Target compensation at median of CCG	o Maintained mix of cash and equity in line with cross-section of similar companies (CCG)
✔ Align the interests of our directors with the interests of our shareowners	o Paid 59 percent of compensation in the form of equity to ensure that directors, like shareowners, have a personal stake in the Company's financial performance
✔ Attract and retain top director talent	o Compensated directors competitively, based on a cross-section of similar companies (CCG)
✔ Maintain flexibility to meet the needs of a diverse group of directors	o Continued to allow directors to choose between cash and equity and to elect to defer their fees until retirement

Non-Employee Director Compensation Table

The following table provides information on 2017 compensation for non-employee directors. This table shows fiscal year 2017 compensation based on the SEC's compensation disclosure requirements, though we pay our directors on a May to April service year. The amounts in the table below show differences among directors because

(i) each director makes an individual election to receive his or her fees in cash and/or equity; (ii) certain directors receive committee chair fees, a Presiding Director fee, and/or member fees; and (iii) directors may join our Board on different dates, so their compensation is prorated for the year.

Name of Director	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
David J. Bronczek	64,667	240,213	304,880
William J. Burns	—	297,394	297,394
Christopher M. Connor	—	179,291	179,291
Ahmet C. Dorduncu	120,258	162,992	283,250
Ilene S. Gordon	—	297,394	297,394
Jacqueline C. Hinman	10,167	120,133	130,300
Jay L. Johnson	—	307,387	307,387
Clinton A. Lewis, Jr.	—	148,724	148,724
Stacey J. Mobley (retired 12/31/2017)	131,530	108,644	240,174
Kathryn D. Sullivan	46,000	230,220	276,220
John L. Townsend, III	119,333	162,992	282,325
William G. Walter (retired 12/31/2017)	134,530	108,644	243,174
J. Steven Whisler	—	344,902	344,902
Ray G. Young	—	307,387	307,387

[1] As described above, certain directors elected to receive shares of restricted stock in lieu of cash and therefore had no cash compensation during 2017.

[2] The value of stock awards shown in the "Stock Awards" column is based on grant date fair value calculated under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. The grant date fair value of the equity awards shown in the "Stock Awards" column is based on the closing price of the Company's common stock on the last business day immediately preceding the date of grant. Directors who elect to defer their equity retainer fee receive RSUs rather than restricted stock. Restrictions on shares awarded to our directors under our current compensation plan lapse one year from the date of grant, and then the shares are freely transferable, subject to our director stock ownership requirement and securities regulations. RSUs are not transferable until a director's retirement from the Board, death or disability. The cash value of RSUs is paid in January following retirement, death or disability.

The following table shows the aggregate number of unvested shares of restricted stock and RSUs outstanding as of December 31, 2017, for each non-employee director.

Name of Director	Aggregate Number of Shares Outstanding That Have Not Vested and RSUs (#)
David J. Bronczek	9,745
William J. Burns	19,946
Christopher M. Connor	3,384
Ahmet C. Dorduncu	3,050
Ilene S. Gordon	5,565
Jacqueline C. Hinman	2,248
Jay L. Johnson	29,290
Clinton A. Lewis, Jr.	2,807
Kathryn D. Sullivan	4,308
John L. Townsend, III	3,050
J. Steven Whisler	107,434
Ray G. Young	22,747
Total	213,574

Compensation Discussion & Analysis ("CD&A")

Introduction

This CD&A describes our compensation program that applies to all of our executive officers, including our CEO and Senior Vice Presidents, whom we refer to as our Senior Leadership Team ("SLT"). It is designed to provide shareowners with an understanding of our compensation philosophy, core design principles, and decision-making process. This narrative further explains how our Management Development and Compensation Committee ("MDCC") oversees and designs the program and reviewed the 2017 compensation of our Named Executive Officers ("NEOs") as shown below:

Mark S. Sutton	CEO & Chairman of the Board (Principal Executive Officer)
Glenn R. Landau	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
Carol L. Roberts	*Former Senior Vice President and CFO (Principal Financial Officer until February 22, 2017)*
Timothy S. Nicholls	Senior Vice President – Industrial Packaging the Americas
Sharon R. Ryan	Senior Vice President, General Counsel and Corporate Secretary
Gregory T. Wanta	Senior Vice President – North American Container
Thomas G. Kadien	*Former Senior Vice President (until June 30, 2017)*
William P. Hoel	*Former Senior Vice President (until March 31, 2017)*

Mr. Landau was appointed Senior Vice President and Chief Financial Officer of the Company, effective upon the filing of our 2016 Annual Report on Form 10-K on February 22, 2017. He served as Senior Vice President – Finance from January 1, 2017 until his appointment. Ms. Roberts retired from the Company effective March 31, 2017, and served as the Company's CFO and Principal Financial Officer until Mr. Landau's appointment. Messrs. Kadien and Hoel left the Company effective June 30, 2017, and March 31, 2017, respectively.

Overview of Our CD&A

Compensation Committee Report

On behalf of the Board of Directors, the Management Development and Compensation Committee of the Board of Directors, referred to as the MDCC, oversees the Company's compensation programs. In fulfilling its oversight responsibilities, the MDCC has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with the Company's management.

Based on the review and discussions referred to above, the MDCC recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement on Schedule 14A filed in connection with the Company's 2018 Annual Meeting of Shareowners.

Management Development and Compensation Committee

J. Steven Whisler, Chairman

David J. Bronczek

Christopher M. Connor

Ilene S. Gordon

John L. Townsend, III

Ray G. Young

① Executive Summary

2017 Financial Highlights

International Paper delivered another year of strong performance in 2017:

 We earned adjusted Earnings Before Interest, Taxes, Depreciation and Amortization **("EBITDA") of $3.7 billion** (as reported, excluding North American Consumer Packaging business), **an increase of 16 percent** from the prior year.*

 In a transaction valued at $1.8 billion, we combined our North American Consumer Packaging business with Graphic Packaging **to create a leading integrated paper-based packaging company** and took a significant ownership stake in the combined business.

 We increased our dividend in 2017, **our sixth-consecutive year of dividend increases**.

 We continue to strengthen our balance sheet, through debt repayment and pension risk mitigation, and make strategic investments in long-term projects as part of our global strategy to **position the Company for future profitable growth**.

 As a reflection of our success and potential, **our TSR was 13% in 2017, 21% over the last three years, and 75% over the last five years**.

*   See *Appendix A* for a reconciliation of non-GAAP measures to the most directly comparable GAAP measures.

2017 Executive Compensation Highlights

The following section briefly highlights the MDCC's key compensation decisions for 2017 as well as our performance achievement attained in our incentive compensation plans. These decisions were made with the support of the MDCC's independent consultant, Frederic W. Cook & Co. (see section titled "Role of Compensation Consultant"), and this information is discussed in greater detail elsewhere in this CD&A.

Key Highlights for 2017

o We have exceptionally **strong pay-for-performance correlation** (see Section 2).

o We have **robust compensation governance** (see Section 6).

o Our **LTI Plan is based <u>solely</u> on Company Performance** achievement for ALL participants – *no individual performance modifiers are applied.*

o For 2017, **all NEOs received the same performance achievement in our STI plan –** *based solely on Company performance* – at 103.7% of their targeted award.

o During 2017, as an example of continued commitment in linking pay and performance, we **conducted a thorough review of both our short- and long-term incentive plans** and, accordingly, we made design changes to both plans for 2018. The guidelines for our re-design were:

– Alignment with business strategy;

– Focus on a few critical metrics that create long-term value; and

– Maintain simplicity in design.

Our review process and the resulting changes made to our 2018 plan design are explained in detail on page 49.

2017 Incentive Plan Design Overview Metrics and Weightings

2017 Short-Term Incentive Plan
MANAGEMENT INCENTIVE PLAN (MIP)



2017 Long-Term Incentive Plan
PERFORMANCE SHARE PLAN (PSP)



*   See page 56 for definition

2017 Total Target Compensation Mix

CEO



Other NEOs (excluding departed NEOs: Ms. Roberts, Mr. Kadien, and Mr. Hoel)



2017 Base Salary Changes

None of our NEOs, other than our CEO, received an increase in base salary in 2017. However, Mr. Landau's 2017 base salary reflects a promotional increase effective January 1, 2017. Our CEO, Mr. Sutton, was positioned conservatively relative to the market data in light of his promotion to CEO in late 2014 and did not receive an increase in base salary for 2016. The Committee elected to increase Mr. Sutton's base salary by 12.5%, effective March 1, 2017, recognizing his strong performance and to bring his base salary into closer alignment with—but still somewhat below—the market median.

2017 STI Performance Achievement

	Description	Weight	Target	Actual	Target Award Earned	Weighted Target Award Earned
Absolute Adjusted EBITDA	To achieve EBITDA of $ 3.9B	70%	$3.9B	$3.935B	104.4%	73.1%
Absolute Adjusted ROIC	To achieve ROIC of 10.0%	30%	10.0%	10.06%	101.9%	30.6%
Overall Corporate Weighting:		**100.0%**				**103.7%**

2015-2017 LTI Performance Achievement

Performance Metric	Achievement Rank Against Peers	% Target Award Earned	Non-Officers		Officers	
			Metric Weight	Weighted Target Award Earned	Metric Weight	Weighted Target Award Earned
Relative Adjusted ROIC	3 of 11	145%	75.0%	108.8%	50.0%	72.5%
Relative TSR	13 of 15	0%	25.0%	0%	50.0%	0%
2015 LTI Grant Performance Achievement				**108.8%**		**72.5%**

Other NEO Compensation Decisions

Thomas G. Kadien

o Mr. Kadien, former Senior Vice President – Human Resources, Government Relations & Global Citizenship, left the Company, effective June 30, 2017. The Committee approved a supplemental payment to Mr. Kadien, in addition to the standard payment under the Company's Salaried Employee Severance Plan, to reflect his commitment to the Company. The aggregate amount of these two payments was $2,380,000, which is within the limits set forth in the Board's 2005 Policy on Severance Agreements with Senior Officers.

o In February 2017, the MDCC approved the acceleration of vesting of 22,265 restricted shares of Company stock held by Mr. Kadien that were originally scheduled to vest on August 1, 2018, in recognition of his long and dedicated service to the Company and his pending departure.

William P. Hoel

o Mr. Hoel, former Senior Vice President – Container The Americas, left the Company, effective March 31, 2017. The Committee approved a supplemental payment to Mr. Hoel, in addition to the standard payment under the Company's Salaried Employee Severance Plan, to reflect his years of service and commitment to the Company. The aggregate amount of these two payments was $2,220,000, which is within the limits set forth in the Board's 2005 Policy on Severance Agreements with Senior Officers.

Changes for 2018 Plan Design

As an example of the Company's continued commitment in linking pay and performance, a significant portion of 2017 was spent conducting a thorough review of both our short- and long-term incentive plans. The Company formed an internal, cross-functional team including Finance and Human Resources which tested 19 different metrics against four key principles. The metrics and award scales were further back tested against five years of historical Company performance. Both management's consultant and the Committee's consultant met with the team and continually provided counsel and support. As a result of this comprehensive review, the plan design for 2018 was moderately revised for both the global incentive plans - *the MIP (our STI Plan) and the PSP (our LTI Plan)*.

Our review was based on the following guidelines for re-design:



1	**Alignment with business strategy**	• Leverage awards to ensure actual pay fluctuates appropriately based on performance • Create a balanced program that avoids unintended consequences • Offer a good "line-of-sight" for participants; employees can influence results
2	**Focus on a few critical metrics that create long-term value**	• Employ performance metrics most valued by shareholders
3	**Maintain simplicity in design**	• Avoid change simply for the sake of change; keep what works • Design should be informed by broader market practice ("Best Practice"), with deviations where appropriate for IP ("Best Fit") • Plans should be easy to understand and communicate to participants

2018 STI - Management Incentive Plan

In the STI plan, EBITDA will continue to be used as it is the strongest driver of Free Cash Flow generation and value growth. EBITDA was also a good fit because it is important to shareholders, focuses on the top line and bottom line performance, and provides consistency in the plan from year to year. The Committee eliminated ROIC from our short-term plan as it seemed more appropriate in the long-term plan. ROIC was replaced with two financial metrics: Revenue and Cash Conversion. Revenue was added because it is a key earnings growth driver and has a commercial focus. To drive capital efficiency and align with shareholders' interest, Cash Conversion was added. Cash conversion is a relatively new metric that will help us measure capital efficiency in generating EBITDA. The formula is: (EBITDA - Non-Strategic Capital Spending +/- change in Working Capital) ÷ EBITDA.

2018 LTI - Performance Share Plan

In the LTI plan, the rationale for the design composition is to maximize shareholder returns through value creation and disciplined investments. Accordingly, relative TSR remains a key metric as it is the ultimate measure of return on investment for shareholders. The Committee implemented a new TSR award scale, moving from an absolute position ranking to a percentile ranking. Additionally, a new TSR peer group was constructed. As part of our due diligence in developing our new TSR peer group, we evaluated several market indices and numerous individual companies. Our evaluation focused on Buy/Sell side analyst feedback, market analysis, stock price correlation, and historical volatility. After consideration, we determined the companies comprising our new TSR peer group would be the most appropriate.

Same Metric Weightings for <u>ALL</u> Participants





ALL METRICS		
Payout Scale		
Threshold (50% Payout)		
Target (100% Payout)		
Maximum (200% Payout)		

ROIC (50%)		
Payout Scale		
Threshold (50% Payout)		
Target (100% Payout)		
Maximum (200% Payout)		

RTSR (50%)
Relative Rank Payout Scale
Below 25th percentile (0% Payout)
25th percentile (25% Payout)
50th percentile (100% Payout)
At or above 75th percentile (200% Payout)

* See page 56 for definition

Responsiveness to Shareowners — Say-on-Pay Consideration

2016 "Say on Pay" Support



95%

In May 2017, our shareowners again approved our "Say-on-Pay" proposal with support from more than 95 percent of votes cast.

The MDCC interpreted this consistently strong level of support as continued affirmation of the current design and direction of our executive compensation program. While the program was approved by nearly all shares voted in each of the past five years, the MDCC and management remain firmly committed to continuing to strengthen our pay-for-performance correlation, as well as the overall architecture of our executive compensation program.

The MDCC and management will continue to use the annual "Say-on-Pay" vote as a guidepost for shareowner sentiment and will continue to engage with our shareowners and respond to their feedback. As an example, we met with several key shareowners to discuss the re-design of our 2018 STI and LTI plans.

Compensation Governance

✓ **Reduced Change-in-Control Benefits.** Change-in-control severance benefits reduced from three to two times target cash compensation for future non-CEO executive officers beginning in 2012.

✓ **Double Trigger in the Event of a Change in Control.** Effective 2013, equity incentive awards have a double trigger assuming replacement awards are provided; that is, they will not vest in the event of a change in control unless also accompanied by a qualifying termination of employment.

✓ **Robust Equity Ownership and Retention Requirements.** All officers are required to own IP shares equal to a multiple of their base salary and to retain 50% of equity payouts until the ownership requirement is met.

✓ **Clawback of Incentive Compensation if Restatement.** Incentive compensation awards are subject to clawback in specified circumstances.

✓ **Limit on Severance for Executive Officers.** Aggregate severance payments to an executive officer may not exceed two times the officer's base salary plus target cash bonus in the absence of a change in control or shareowner preapproval.

✓ **Non-Competition and Non-Solicitation Agreements.** We require our leaders to enter into Non-Competition Agreements and Non-Solicitation Agreements, the violation of which may result in clawback or forfeiture of incentive compensation awards.

✓ **Personal Use of Company Aircraft by CEO is Subject to Cap.** While our CEO is authorized to use the Company aircraft for personal travel, he is required to reimburse the Company for the incremental cost of such use above $75,000.

✗ **No Employment Agreements for Executive Officers.** Our executive officers are at-will employees with no employment contracts.

✗ **No Guaranteed Annual Salary Increases or Bonuses.** For the named executives, annual salary increases are based on evaluations of individual performance and market competitiveness, while their annual cash incentives are tied to corporate and individual performance.

✗ **No Tax Gross Ups.** No tax gross ups are provided.

✗ **No Repricing or Exchange of Underwater Stock Options.** Our equity incentive plan does not permit repricing or exchange of underwater stock options or stock appreciation rights without shareowner approval.

✗ **No Plans that Encourage Excessive Risk-Taking.** Based on the annual review, it was determined that the Company's compensation practices are appropriately structured and avoid incenting employees to engage in unnecessary and excessive risk-taking.

✗ **No Hedging or Pledging of International Paper Securities.** Officers, directors, and employees are strictly prohibited from hedging IP securities. Directors, executive officers and other senior executives are strictly prohibited from pledging IP securities as collateral or holding securities in a margin account.

✗ **No Inclusion of Equity Awards in Pension Calculations.**

✗ **No Excessive Benefits.** We offer only limited executive benefits as required to remain competitive and to attract and retain highly talented executives.

② How We Design Our Executive Compensation Program to Pay for Performance

Executive Compensation Philosophy

Our executive compensation program continues to be designed to attract, retain and motivate our SLT to deliver Company performance that builds long-term shareowner value. To achieve our objectives, our program is designed around two guiding principles:

1 **Pay for Performance** ▷ We reward achievement of specific goals that improve our financial performance and drive strategic initiatives to ensure sustainable long-term profitability.

2 **Pay at Risk** ▷ We believe a significant portion of an executive's compensation should be specifically tied to performance—both Company performance and individual performance.

Pay for Performance – CCG Analysis

The MDCC reviews our CEO's pay in relation to the Company's performance to ensure alignment. We conduct this review against our Compensation Comparator Group ("CCG") because it is the same group against which we benchmark our program design and targeted pay amounts.

Historical CEO Pay-for-Performance Alignment

The following table demonstrates the close correlation between our CEO's realizable pay and the Company's performance over the past five three-year performance periods as compared to our CCG.

Three-Year Performance Period	Our CEO's Realizable Pay Rank (percentile of CCG)	Our Company's TSR Rank (percentile of CCG)
2014 - 2016	40th	50th
2013 - 2015	20th	20th
2012 - 2014	65th	60th
2011 - 2013	50th	80th
2010 - 2012	85th	80th

Current CEO Pay-for-Performance Alignment

Each point on the graph below represents a CCG CEO's three-year *realizable* compensation (the cash compensation actually paid plus the economic value of equity-based grants) relative to his or her Company's three-year performance in TSR over the period 2014-2016.

Compared to our CCG, our CEO earned compensation at the 40th percentile while the Company delivered TSR at the 50th percentile of our peer group. *The MDCC continues to believe this graph clearly illustrates a strong pay-for-performance correlation, especially when compared year over year* (as shown in the table on the previous page).

CEO Realizable Pay vs. TSR Performance (2014-2016).



o   This graph is based on the 2017 proxy filings of our CCG.

o   Total Shareholder Return reflects share price appreciation, adjusted for dividends and stock splits.

o   Realizable pay consists of:

1. actual base salary paid over the three-year period,

2. actual STI payouts over the three-year period, and

3. LTI determined as shown below, with equity awards based on December 31, 2016 market value for each company;

a. in-the-money value of stock options granted over the three-year period;

b. service-based restricted stock awards granted over the three-year period;

c. performance share awards:

i. actual shares earned using actual performance achievement for grant cycles beginning and ending between 2014 and 2016; and

ii. target shares granted over the three-year period assuming target performance, for performance cycles that have not yet been completed.

d. performance cash awards:

i. actual cash paid using actual performance achievement for grant cycles beginning and ending between 2014 and 2016; and

ii. target cash levels provided over the three-year period assuming target performance, for performance cycles that have not yet been completed

o   The graph reflects CEO compensation for each company regardless of who actually served in the CEO role. This allows us to compare CEO compensation for a full three-year period for each company and focuses on the CEO position rather than specific individuals.

o   For 2015 and 2016, the graph reflects compensation for our current CEO Mark S. Sutton, who was appointed CEO effective November 1, 2014. For 2014, however, the graph reflects compensation for our former CEO John V. Faraci. Mr. Faraci stepped down as CEO effective October 31, 2014, but remained an executive officer and an employee until he retired on February 28, 2015.

o   Since Alcoa was a peer for all but two months of the 3-year performance period, their data is included above in place of Arconic (spun-off from Alcoa on November 1, 2016) which will be included in subsequent analyses.

Pay at Risk – 2017 Total Target Compensation Mix

The chart in Section 1 under the heading "2017 Total Target Compensation Mix" demonstrates our commitment to pay at risk. For 2017, 89% of our CEO's target compensation and, on average, 79% of our other NEOs' (excluding retired NEOs) target compensation was based on Company performance and was therefore at risk. Importantly, base salary comprises a relatively small portion of our NEOs' compensation and is the only component of their Total Direct Compensation (defined below and known as "TDC") that is not tied to Company performance.

Peer Group Benchmarking

We use our CCG of companies when making compensation decisions to assure our pay remains competitive. We strive for consistency by retaining as many of the same companies in this group as appropriate from year to year. Changes are made to assure sufficient or appropriate data on which to base compensation decisions. Our CCG consists of 20 publicly traded companies selected by the MDCC from the Willis Towers Watson General Industry Executive Compensation Survey database.

How Our CCG Companies Are Selected

- o Competition for executive talent;
- o Comparable annual revenue, with market capitalization used as a modifier (as appropriate);
- o Global geographic presence;
- o Complexity of business operations; and
- o Available compensation data

How We Use the CCG

- o As an input for developing base salary ranges, short- and long-term incentive targets;
- o To assess competitiveness of total direct compensation awarded to the SLT;
- o To benchmark equity vehicle and incentive plan metrics;
- o To benchmark officer stock ownership guidelines; and
- o To evaluate share utilization, overhang levels and annual value-based run rate

The MDCC targets TDC, in aggregate, at the median level (50th percentile) of our CCG. Mr. Sutton's target TDC has historically been positioned conservatively relative to the CCG data due to (1) his promotion to CEO in 2014 and (2) a decision to hold nearly all SLT member target TDC levels unchanged for 2016 as a result of Company performance. In light of his conservative target TDC positioning and strong Company and individual performance during 2016, the MDCC approved a market adjustment to bring his target TDC to $12.125M, which still positioned him more than 10% below the projected 2017 market median.

The other active NEOs have 2017 target TDC levels that were, in aggregate, 76% of the projected 2017 market median, reflecting that two of these executives had promotions in 2017 and thus were positioned conservatively in the range. As has been the case with Mr. Sutton, the expectation is that the gap to the market median for these executives will be closed over a multi-year period, subject to continued strong performance.

The MDCC, in conjunction with its consultant, uses this analysis as a frame of reference when setting target compensation. Actual compensation paid to our SLT will vary from benchmark medians based on factors such as:

- o Position scope and responsibilities;
- o Individual performance; and
- o Internal comparisons.

2017 Compensation Comparator Group ("CCG")

3M Company	Kimberly-Clark Corp.
Arconic Inc. (former Alcoa Inc.)	L-3 Communications Holdings
E.I. DuPont de Nemours	Lockheed Martin Corp.
Eaton Corp.	Northrop Grumman Corp.
Emerson Electric Company	Parker-Hannifin Corp.
FedEx Corp.	PPG Industries, Inc.
Goodyear Tire & Rubber Company	Schlumberger Limited
Hess Corp.	United States Steel Corp.
Honeywell International Inc.	Whirlpool Corp.
Johnson Controls, Inc.	Xerox Corp.

International Paper vs. CCG Revenues[1]
IP's Targeted TDC = CCG Median (50th percentile)



IP: 62nd Percentile $23.1B 13 of 21

25th Percentile $15.6B	50th Percentile $20.6B	75th Percentile $27.3B

(1) Based on the most recently reported four quarters as of September 15, 2016, used in late 2016 to benchmark pay for 2017

(2) IP's revenue represents the pro-forma revenue including the full-year impact of Weyerhaeuser's pulp business.

③ How We Make Compensation Decisions

Role of the Management Development and Compensation Committee

The MDCC is responsible for the Company's executive compensation program design and decision-making process for SLT compensation. The MDCC approves:

o Our compensation benchmarking process, as well as the companies used for comparison (our CCG) to ensure reasonableness and stability;

o Overall effectiveness of our executive compensation program to ensure the design achieves our objectives;

o Performance metrics and their respective weightings, as well as the companies against which we compare our relative performance;

o Non-CEO SLT compensation, based on recommendations from the CEO; and

o An annual evaluation of risk as it pertains to our Company-wide compensation plans and programs.

In addition, in a process directed by the Presiding Director in Executive Session, the MDCC:

o Approves the CEO's annual objectives and semi-annually reviews his performance achievement; and

o Recommends the CEO's base salary increase and annual incentive award payment to the Board based on its assessment of the CEO's performance achievement, as well as the CEO's long-term incentive compensation.

> All elements of CEO pay are approved by the independent directors of the Board.

Role of Management in Compensation Decisions

The CEO makes recommendations concerning the strategic direction of our executive compensation program to the MDCC. Our Senior Vice President, Human Resources, is responsible for making recommendations to the MDCC concerning program design and administration, and our General Counsel provides legal advice to the MDCC concerning disclosure obligations, governance and its oversight responsibilities.

The CEO reviews the performance of SLT members against their annual and individual pre-established performance objectives and discusses his assessment with the MDCC. In consultation with our Senior Vice President, Human Resources, the CEO makes individual recommendations on base salary and annual incentive award payment. The MDCC reviews these recommendations, and then, considering input from its compensation consultant, discusses, modifies and approves, as appropriate, each SLT member's compensation. The CEO does not participate in any MDCC or Board deliberations that involve his own compensation matters.

Role of Compensation Consultants

The MDCC continued to engage FW Cook in 2017 to serve as its independent, external compensation consultant. The MDCC relies on FW Cook to advise on its decision-making process and has sole authority for retaining and terminating the relationship, as well as approving the terms of engagement, including fees. FW Cook works exclusively for the MDCC and provides no services to the Company. Accordingly, the MDCC has determined the firm to be independent from the Company. Separately, FW Cook has attested in writing as to its independence from the Company.

The Company retains Exequity and Willis Towers Watson as its primary compensation consultants to advise on program design, provide and analyze benchmarking data, apprise management of evolving practices and trends, and perform other consulting services as needed. From time to time, the Company engages other consultants for special projects as needed.

> **MDCC's Consultant:**
> Frederic W. Cook & Co., Inc.
>
> **Management's Consultants:**
> Exequity LLP
> Willis Towers Watson PLC

4 Elements of Our Executive Compensation Program

Overview

The primary elements of our executive compensation program are base salary, short-term (annual) incentive compensation under our Management Incentive Plan ("MIP"), long-term incentive compensation under our Performance Share Plan ("PSP"), ad hoc equity awards, and benefits. Total Direct Compensation ("TDC") is the combination of fixed and variable compensation. Other compensation elements, such as our limited executive benefits, are not part of TDC, but the MDCC also reviews these elements.



Elements of Executive Compensation

Base Salary

STI Management Incentive Plan

LTI Performance Share Plan

Executive Benefits

Base Salary

Base salary is the only fixed element of TDC. The MDCC considers base salary merit increases annually based on individual performance, while taking into account whether market-based adjustments are necessary. Annual merit increases for most employees across the globe, including the NEOs, are effective March 1. The following table shows the annual base salary in effect during 2017 and currently for each NEO. Mr. Sutton received a salary adjustment in 2017, as shown below, recognizing his strong performance and to bring his base salary into closer alignment with—but still somewhat below—the market median. No other NEO received a base salary adjustment in 2017.

Name	Annual Base Salary (Jan. - Feb.)	March 2017 Increase	Annual Base Salary (December 31, 2017)	March 2018 Increase	Current Annual Base Salary
Mr. Sutton (CEO)	$1,200,000	12.5*	$1,350,000*	7.4%	$ 1,450,000
Mr. Landau (CFO)	$ 600,000	n/a	$ 600,000	12.5%	$ 675,000
Ms. Roberts (former CFO)[A]	$ 750,000	n/a	n/a	n/a	n/a
Mr. Nicholls	$ 710,000	n/a	$ 710,000	n/a	$ 710,000
Ms. Ryan	$ 602,000	n/a	$ 602,000	3.0%	$ 620,000
Mr. Wanta	$ 475,000	n/a	$ 475,000	5.3%	$ 500,000
Mr. Kadien[A]	$ 700,000	n/a	n/a	n/a	n/a
Mr. Hoel[A]	$ 600,000	n/a	n/a	n/a	n/a

*Positions CEO's base salary slightly above 25th percentile of the CCG

[A]   *Indicates the NEO left the Company in 2017*

Variable Compensation: Overview and How We Assess Performance

We do not have guaranteed bonuses. Variable compensation is pay at risk and it is tied directly to performance. Company performance is based on the achievement of specific financial goals described below. Individual performance is rewarded upon achievement of specific pre-established objectives or priorities.

Element	IP Incentive Plan / Program	2017 Performance Metrics	Individual Performance Modifier
Short-term Incentive Plan	Management Incentive Plan (MIP)	- Absolute Adjusted EBITDA - Absolute Adjusted ROIC	Yes
Long-term Incentive Plan	Performance Share Plan (PSP)	- Adjusted ROIC Relative to Peers - TSR Relative to Peers	No

Other equity awards, including awards of stock and service-based restricted stock/units, may be granted from time to time under limited circumstances to address specific recruitment, retention or other recognition efforts. All SLT compensation, including any such equity awards, must be approved by the MDCC.

How and Why We Chose Our Performance Metrics

Our incentive compensation plan design is based upon achievement of pre-established performance objectives that will drive improved financial performance of the Company. Each year the MDCC assesses the appropriateness of the performance metrics, and periodically makes adjustments based on the financial objectives most critical to the Company's success.

We explain below why the MDCC chose the performance metrics we used for our 2017 incentive compensation plans.

Adjusted EBITDA	Adjusted ROIC	TSR
Adjusted EBITDA[1] is commonly used as a proxy for a company's operating profitability. Adjusted EBITDA measures how much operating profit the Company makes with its present assets and operations. Driving earnings growth is currently the best way to drive shareowner value. Within the Company, we set goals for, and periodically track and discuss, Adjusted EBITDA performance at the business level to establish a readily transparent and ongoing line of sight to our performance. Adjusted EBITDA also serves as an approximation for cash flow, as it is the single largest driver of Cash Flow from Operations. As a result, Adjusted EBITDA is a major indicator of the on-going operational strength of the Company.	Adjusted Return on Invested Capital ("Adjusted ROIC")[2] measures a company's returns and can be compared to the cost of capital. Earning an Adjusted ROIC target that is equal to or greater than our cost of capital is necessary for the Company to create long-term value for our shareowners.	Total Shareholder Return ("TSR")[3] reflects share price appreciation and dividends paid. TSR can be used to compare the performance of companies' stocks over time, and we measure our relative TSR position over a three-year period against our TSR Peer Group. This is a key performance measure that aligns our long-term incentive pay with the value we create for our shareowners.

The footnotes below explain the details of our performance metric calculations.

[1]   For purposes of the incentive compensation plans discussed here, and consistent with our external financial reporting to investors, Adjusted EBITDA is defined as Earnings from Continuing Operations Before Interest, Income Taxes and Equity Earnings and before the impact of special items and non-operating pension expense plus Depreciation, Amortization and Cost of Timber Harvested.

[2]   For purposes of the incentive compensation plans discussed here, and consistent with our external financial reporting to investors, Adjusted ROIC is calculated as operating earnings before interest (including earnings from continuing and discontinued operations up through the date of sale), and before the impact of special items and non-operating pension expense, divided by average invested capital. Invested capital is total equity (adjusted to remove pension-related amounts, including prior service costs and net actuarial gains/losses, that are included in Accumulated Other Comprehensive Income (Loss)) plus interest bearing liabilities. We calculate International Paper's Adjusted ROIC and our peer companies' Adjusted ROIC using the same methodology.

[3]   For purposes of the incentive compensation plans discussed here, TSR is calculated as the change in the Company's common stock price during the performance period plus the impact of any dividends paid and reinvested in Company stock (including the dividends paid on stock obtained by reinvesting dividends) during the performance period. For all companies in our TSR Peer Group, both the beginning and ending common stock prices used are the average closing price of the 20 trading days immediately preceding the beginning and ending of the performance period. We calculate International Paper's TSR and our peer companies' TSR using the same methodology.

Why We Use Different Peer Groups

In the chart below, we explain why we use different peer groups for compensation benchmarking and measuring Company performance in our incentive plans.

Peer Group	Composition	Rationale
CCG	Includes 20 companies from multiple industries *(Companies range in size from approximately 0.5 to 2.0 times IP's revenue, which puts us in the mid-range)*	These are the companies against which we are likely to compete for executive talent. They are of comparable size and scope of operations to the Company, which is critical for benchmarking target TDC amounts.
ROIC Peers	Includes global industry competitors	These are the companies against which we compete for customer business.
TSR Peers	Broader cross-section of basic materials companies engaged in global manufacturing and capital-intensive businesses, including two indices	These are the companies against which we compete for investment dollars; and we include two indices: the S&P 100 and the S&P Basic Materials Index, which are commonly used for comparative purposes when analyzing investments.

2017 ADJUSTED ROIC PEER GROUP

Domtar Inc.
Fibria Celulose S.A.
Graphic Packaging Corp.
Klabin S.A.
Metsa Board
Mondi Group
Packaging Corporation of America
Smurfit Kappa Group
Stora Enso Corp.
UPM-Kymmene Corp.
WestRock Company[A]

2017 TSR PEER GROUP

Domtar Inc.
Dow Chemical Company[B]
E.I. DuPont de Nemours & Co.[B]
Fibria Celulose S.A.
Graphic Packaging Corp.
Klabin S.A.
Mondi Group
Packaging Corporation of America
PPG Industries
S&P 100 Index
S&P Basic Materials Index
Sappi Limited
Smurfit Kappa Group
Stora Enso Corp.
United States Steel Corp.
UPM-Kymmene Corp.
WestRock Company[A]

[A] MeadWestvaco Corp. and Rock-Tenn Company merged in July 2015, forming WestRock Company.
[B] Dow and DuPont were both excluded from the TSR Peer Group for all outstanding performance cycles due to the structure of the 9/1/17 merger transaction in which both predecessor companies were acquired by a newly-created company, Dow DuPont.

Management Incentive Plan ("MIP")

Overview

The MIP is our annual, cash-based incentive compensation plan designed to motivate employees to achieve our most critical short-term financial goals. In 2017, the MIP award pool, described below, was distributed among approximately 3,800 employees globally.

2017 Company Performance Metrics and Performance Achievement

The Company used Absolute Adjusted EBITDA and Absolute Adjusted ROIC in determining 2017 MIP awards. The chart below describes the specific design elements.

2017 MIP Performance Metrics	Metric Weight	Threshold Performance *Payout 50%*	Target Performance *Payout 100%*	Maximum Performance *Payout 200%*
Absolute Adjusted EBITDA[A]	70%	Achieve $2.9B	Achieve $3.9B	Achieve $4.7B
Absolute Adjusted ROIC[A]	30%	7.5% ROIC	10.0% ROIC	13.0% ROIC

The MDCC believes our MIP performance targets should motivate management to achieve results that will drive superior investor returns.

2017 MIP Performance Metrics	Metric Weight	Actual Performance Attainment[C]	Award Earned (% of Target)	Weighted Award Earned (% of Target)
Absolute Adjusted EBITDA[A]	70%	$3.935B	104.4%	73.1%
Absolute Adjusted ROIC[AB]	30%	10.06%	101.9%	30.6%
Total Company Payout Percent				**103.7%**

[A]   Target and Actual treat the North American Consumer Packaging business as continuing operations through the end of 2017 for MIP performance measures. Results of that business were reported as discontinued operations in the 2017 Annual Report on Form 10-K.

[B]   Results exclude the impact of the deferred tax re-valuation associated with the Tax Cuts and Jobs Act of 2017.

[C]   See *Appendix A* for a reconciliation of non-GAAP measures to the most directly comparable GAAP measures.

2017 Award Pool Calculation

The Company's MIP target award pool is equal to the sum of each MIP-eligible employee's target award, based on his or her position in the Company. To calculate the actual award pool, the target award pool is multiplied by the Company's 2017 total payout percent of 103.7 percent, resulting in an award pool of approximately $116.9 million. This pool was distributed among all employee participants.

The MDCC has the discretion to decrease the award pool and has done so in the past. Additionally, consistent with our philosophy that management should be rewarded for delivering outstanding financial results, the MDCC has discretion to increase the award pool by up to 25%, provided the total final award pool does not exceed the maximum amount permitted under the 2017 MIP, which is 200% of target. The MDCC did not exercise its discretion to decrease or increase the 2017 MIP award pool.

Individual MIP Awards

For all MIP-eligible employees, their respective awards are based on Company performance, but then modified by their individual performance achievement as determined by their direct manager. The CEO has discretion to recommend an additional award outside the MIP, called a CEO Award, in recognition of exceptional individual performance beyond what is captured in explicit individual objectives.

As described in Section 5, for 2017, each NEO's MIP award was not modified for individual performance and thus was based solely on the Company's financial performance percentage of 103.7%.

Performance Share Plan ("PSP")

Overview

The PSP is our long-term, equity-based incentive compensation plan designed to motivate employees to create long-term shareowner value. PSP awards are granted in performance-based restricted stock units annually to approximately 1,300 management-level employees globally based on position in the Company and satisfactory performance evaluations. PSP awards are earned over a three-year performance period based on the Company's performance achievement in relative Adjusted ROIC and relative TSR. Awards are paid in shares of Company stock. The number of shares ultimately paid may include additional shares for prorated PSP grants due to promotion during the grant year and includes the reinvestment of dividends earned on such shares during the three-year performance period.

The MDCC does not have discretion to increase the performance achievement, but may decrease it in the event the Company experiences negative Adjusted ROIC or negative TSR. In addition, in December 2014, the MDCC approved a cap on performance achievement in the event of negative TSR. Beginning with the 2015 PSP grant, if the Company's TSR over the three-year performance period is negative, performance achievement for the TSR portion of the PSP award may not exceed 100%.

	2015	2016	2017	2018	2019	2020
2015 Grant	3-year Performance Measurement Period			*Paid**		
2016 Grant		3-year Performance Measurement Period			*Paid**	
2017 Grant			3-year Performance Measurement Period			*Paid**

* Assuming threshold performance objective is achieved

Company Performance Metrics and Objectives

In 2017, the PSP continued to focus on relative performance in Adjusted ROIC and TSR as shown below. Our officers' awards are more heavily weighted to TSR, as compared to other employees' awards. We feel this aligns their pay with the long-term interests of the Company and our shareowners.

2017–2019 PSP Performance Metrics	Metric Weight		Performance Objective		
	Non-Officers	Officers	Threshold *Payout 25%*	Target *Payout 100%*	Maximum *Payout 200%*
Relative Adjusted ROIC	75%	50%	Rank 9 of 11	Rank 6 of 11	Rank 1 of 11
Relative TSR	25%	50%	Rank 11 of 15	Rank 7 of 15	Rank 1 of 15

Payout Calculation

Based on market data, each PSP participant has a target award based on his or her position. The actual number of shares paid may be higher or lower than the target award, based solely on the Company's performance achievement. Possible payouts under the 2017 PSP range from 0 percent to 200 percent of the target award.

2015 – 2017 PSP Payout

For the 2015 – 2017 PSP, the performance achievement approved by the MDCC in February 2018 is shown in the chart below, and the award paid to each of our NEOs is described in Section 5.

2015–2017 PSP Performance Metrics	Metric Weight for Officers	2015–2017 Performance Results and Award Earned
Relative Adjusted ROIC	50%	*Ranked 3 of 11*[A] **72.5%**
Relative TSR	50%	*Ranked 13 of 15*[A] **0%**
Total 2015–2017 PSP Payout for Officers		**72.5%**

[A] MeadWestvaco Corp and Rock-Tenn Company merged in July 2015, forming WestRock Company. Additionally, Dow and DuPont were both excluded due to the structure of the 9/1/17 merger transaction in which both predecessor companies were acquired by a newly-created company, Dow DuPont.

Other Equity Awards

Other types of equity awards, such as grants of stock, restricted stock awards ("RSAs") or restricted stock units ("RSUs"), are used for purposes of recruitment, retention or recognition. Vesting provisions for these awards vary on a case-by-case basis, but are forfeited if the participant voluntarily terminates employment prior to vesting. During 2017, there were no equity awards other than the PSP awards granted to any SLT member.

Retirement and Benefit Plans

Members of the SLT participate in the same health, welfare and retirement programs available to most of the Company's salaried U.S. employees. Additionally, our unfunded, non-qualified plans – the Pension Restoration Plan and the Deferred Compensation Savings Plan ("DCSP") - are available to eligible U.S. salaried employees, including the NEOs, whose compensation is higher than the limits set by the Internal Revenue Service ("IRS") for tax-qualified plans. Absent these plans, these employees would not achieve a retirement benefit commensurate with their earnings during the course of their careers with us. Finally, while the Unfunded Supplemental Retirement Plan for Senior Managers ("SERP") was closed to new participants effective January 1, 2012, some SLT members, including all NEOs except Messrs. Landau and Wanta, participate in this plan.

Benefit	CEO	SLT	Other Officers and Eligible Managers	U.S. Salaried Employees
Health and Welfare Plans	X	X	X	X
Qualified Retirement (Pension) Plan / RSAc[B]	X	X	X	X
Pension Restoration Plan / RSAc[B]	X	X	X	
SERP[B]	X[A]	X[A]		
Qualified Salaried Savings Plan - 401(k)	X	X	X	X
DCSP[B]	X	X	X	

[A] This executive benefit was closed to new participants effective January 1, 2012.
[B] See Section 7 for additional information on this benefit.

> The Company will freeze participation (including credited service and compensation) in the Retirement Plan, Pension Restoration Plan and SERP for all service on or after January 1, 2019.
>
> For service after this date, affected employees will receive Retirement Savings Account contributions ("RSAc").

Change-in-Control Agreements

The Company has entered into change-in-control agreements with certain executives, including the SLT, that provide severance and other benefits, including acceleration of equity-award vesting, in the event of a "double trigger", which requires both a change in control of the Company and a qualifying termination of employment (*i.e.*, involuntary termination without "cause" or departure for "good reason"). We believe these potential benefits align executive and shareowner interests by enabling leaders of the Company to focus on the interests of shareowners and other constituents when considering a potential change in control, without undue concern for their own financial and employment security. No benefits are provided to our NEOs upon a change in control alone (i.e., without also experiencing an accompanying termination) so long as the acquiring company provides replacement awards as substitution for outstanding equity awards. Moreover, in no event will the Company gross up or pay for excise taxes relating to any change-in-control benefits. For more detail on these change-in-control agreements and benefits, see Section 7.

Perquisites

As disclosed in Section 7, we do not offer perquisites to our SLT other than the following: the CEO's limited personal use of Company aircraft; standard benefits under our Global Mobility Policy which establishes many of the benefits provided to employees who serve or have served as expatriates; benefits granted to grandfathered participants in our Executive Supplemental Life Insurance Program; and tax preparation related to board service at the Company's Ilim joint venture in Russia at the Company's request.

5 NEO Compensation

Overview

The compensation benchmarking review used to establish NEO target TDC levels for 2017 indicated that our CEO's 2017 target TDC was 88% of the projected 2017 market median and the 2017 target TDC levels for all other active NEOs (excluding NEOs that left the Company during 2017), in aggregate, were 76% of the projected 2017 market median. The 76% for non-CEO NEOs reflects that two of the four executives had promotions in 2017 and thus were new to their roles.

We do not, nor do we believe it is necessary to, have a policy that dictates a specific ratio of CEO compensation to other NEOs or the SLT. Generally, we base our compensation decisions on principles of internal equity and external market competitiveness. The difference that exists between our CEO's compensation and our other NEOs is based on the complexity of the CEO's leadership responsibilities for the global enterprise.

2017 Actual "Realized" Compensation and Comparison to 2017 Targeted Compensation

In this section, we describe the 2017 compensation actually "realized" by each NEO, as well as the rationale for each such compensation element and amount. We also illustrate 2017 targeted versus actual compensation in the individual graphs for each NEO.

The "Target" column includes:

(i)   2017 actual base salary paid;

(ii) 2017 target MIP *(prorated for departed NEOs)*;

(iii) the target value of the 2015-2017 PSP granted in 2015 *(prorated for departed NEOs)*; and

(iv) the target value of the RSA grants that vested during 2017.

The "Actual" column represents what we believe is the appropriate way to illustrate 2017 actual pay earned, and includes:

(i)   2017 actual base salary paid;

(ii) 2017 MIP paid in February 2018;

(iii) the actual value of the 2015-2017 PSP paid (including reinvested dividends) in February 2018; and

(iv) the actual value of the RSA grants that vested (including reinvested dividends) during 2017.

In comparing the following charts to the Summary Compensation Table, you will see the value shown for the "equity awards" differs. Equity awards granted in 2017 are shown in the Summary Compensation Table, while the following charts show PSP awards valued and paid in 2018 for performance periods ending in 2017 (and RSA grants that vested during 2017). The equity awards for the 2015-2017 PSP in the following charts were valued based on the closing price ($57.20) of the Company's common stock on February 9, 2018, which is the trading day immediately preceding the date the MDCC approved payout of the 2015-2017 PSP award.

Mark S. Sutton
Chairman of the Board and Chief Executive Officer



Mark Sutton has 33 years of service with the Company and was appointed CEO effective November 2014 and Chairman of the Board effective January 2015. Mr. Sutton served as President and Chief Operating Officer from June through October 2014, prior to which he was Senior Vice President, Industrial Packaging, a role he assumed in November 2011. Prior to that role, he led our Printing and Communication Papers business since January 2010. He previously served as Senior Vice President - Supply Chain from March 2008 through 2009, Vice President - Supply Chain from June 2007 through February 2008, and Vice President - Strategic Planning from January 2005 through May 2007.

2017 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2017 Base Salary	$1,325,000 *(incorporates 12.5% increase effective March 2017)*	Mr. Sutton received a market-based salary adjustment, which positioned his base salary slightly above the 25th percentile of the CCG.
2017 MIP Award	$2,099,900	As with each NEO, Mr. Sutton's MIP award was not modified for individual performance and thus was based solely on the Company's financial performance achievement percentage of 103.7%.
2015 - 2017 PSP Payout	104,458 shares, including reinvested dividends *(valued at $5,974,998)*	PSP payout of 72.5% is based solely on the Company's performance achievement in relative Adjusted ROIC and relative TSR described in Section 4.

The chart below compares Mr. Sutton's 2017 actual compensation paid against targeted compensation amounts.



Target LTI is based on 129,152 target shares valued at $54.20 using the 20-day avg stock price as of 12/31/2014.

Actual LTI is based on 104,458 shares, which includes the original target shares plus reinvested dividends, multiplied by 72.5% performance achievement and valued at $57.20, IP's closing share price on 2/9/2018.

Glenn R. Landau
Senior Vice President and Chief Financial Officer



Glenn Landau has 26 years of service with the Company and was appointed CFO effective February 2017. In addition to his role in finance, he also has oversight for the Company's information technology group. Prior to becoming CFO, he served as President of International Paper Latin America from 2013 to 2017, with overall responsibility for the Company's paper and packaging businesses in Brazil as well as the strategic direction for South America, and was elected Senior Vice President in November 2014. Prior to that role, he served as Vice President of Investor Relations from 2011 through 2013. Previously, he held positions of increasing responsibility in the Company's U.S. container and European container businesses.

2017 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2017 Base Salary	$600,000	Other than the CEO, no NEO received a merit increase in 2017, reflecting market competitiveness. However, Mr. Landau's 2017 base salary reflects a promotional increase of $150,000 effective January 1, 2017.
2017 MIP Award	$560,000	As with each NEO, Mr. Landau's MIP award was not modified for individual performance and thus was based solely on the Company's financial performance achievement percentage of 103.7%.
2015 - 2017 PSP Payout	9,700 shares, including reinvested dividends *(valued at $554,840)*	PSP payout of 72.5% is based solely on the Company's performance achievement in relative Adjusted ROIC and relative TSR described in Section 4.

The chart below compares Mr. Landau's 2017 actual compensation paid against targeted compensation amounts.



Target LTI is based on 11,993 target shares valued at $54.20 using the 20-day avg stock price as of 12/31/2014.

Actual LTI is based on 9,700 shares, which includes the original target shares plus reinvested dividends, multiplied by 72.5% performance achievement and valued at $57.20, IP's closing share price on 2/9/2018.

Carol L. Roberts
Former Senior Vice President and Chief Financial Officer



Carol Roberts retired effective March 31, 2017 (and stepped down as CFO in February 2017) after 35 years of service with the Company. She had served as our CFO since November 2011. Prior to this, she led our Industrial Packaging Group ("IPG") business, which represents a significant part of the Company's overall business. Ms. Roberts began her career with International Paper in 1981 as an Associate Engineer at a mill in Mobile, Alabama. Ms. Roberts was named Vice President of our Industrial Packaging business in 2000 and was named Senior Vice President in late 2005.

2017 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2017 Base Salary	$302,308 *(no base salary increase in 2017)*	Other than the CEO, no NEO received a merit increase in 2017, reflecting market competitiveness. Amount shown reflects base salary paid to Ms. Roberts in 2017 prior to her retirement from the Company effective March 31, 2017, as well as $114,808 of cash paid in lieu of vacation upon her retirement.
2017 MIP Award	$194,400	As with each NEO, Ms. Roberts' MIP award was not modified for individual performance and thus was based solely on the Company's financial performance achievement percentage of 103.7%, and was prorated to reflect her retirement effective March 31, 2017.
2015 - 2017 PSP Payout	22,385 shares, including reinvested dividends *(valued at $1,280,422)*	PSP payout of 72.5% is based solely on the Company's performance achievement in relative Adjusted ROIC and relative TSR described in Section 4, and was prorated to reflect her retirement effective March 31, 2017.

The chart below compares Ms. Roberts' 2017 actual compensation paid against prorated targeted compensation amounts.



Target LTI is based on 27,676 target shares *(prorated upon her retirement)* valued at $54.20 using the 20-day avg stock price as of 12/31/2014.

Actual LTI is based on 22,385 shares, which includes the original target shares plus reinvested dividends, multiplied by 72.5% performance achievement and valued at $57.20, IP's closing share price on 2/9/2018.

Timothy S. Nicholls
Senior Vice President - Industrial Packaging the Americas



Tim Nicholls has 26 years of service with the Company. In November 2014, Mr. Nicholls assumed responsibility for our Industrial Packaging the Americas business ("IPG"). He served as our CFO from December 2007 through November 2011, when he assumed responsibility of our Printing and Communication Papers and Latin American businesses, a role he held for three years. Mr. Nicholls previously served as Vice President and Executive Project Leader of IP Europe during 2007, and Vice President and CFO of IP Europe from 2005 to 2007. He was also President of Weldwood (formerly a wholly owned subsidiary of International Paper headquartered in Vancouver, Canada) from 2002 to 2005.

2017 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2017 Base Salary	$710,000 *(no base salary increase in 2017)*	Other than the CEO, no NEO received a merit increase in 2017, reflecting market competitiveness.
2017 MIP Award	$663,700	As with each NEO, Mr. Nicholls' MIP award was not modified for individual performance and thus was based solely on the Company's financial performance achievement percentage of 103.7%.
2015 - 2017 PSP Payout	29,846 shares, including reinvested dividends *(valued at $1,707,191)*	PSP payout of 72.5% is based solely on the Company's performance achievement in relative Adjusted ROIC and relative TSR described in Section 4.

The chart below compares Mr. Nicholls' 2017 actual compensation paid against targeted compensation amounts.



Target LTI is based on 36,901 target shares valued at $54.20 using the 20-day avg stock price as of 12/31/2014.

Actual LTI is based on 29,846 shares, which includes the original target shares plus reinvested dividends, multiplied by 72.5% performance achievement and valued at $57.20, IP's closing share price on 2/9/2018.

Sharon R. Ryan
Senior Vice President, General Counsel and Corporate Secretary



Sharon Ryan has 30 years of service with the Company. Ms. Ryan was appointed to the position of Senior Vice President, General Counsel and Corporate Secretary in November 2011, following her service as Acting General Counsel and Corporate Secretary since May 2011 and Vice President since February 2011. Ms. Ryan previously served in a variety of legal roles, including as Chief Ethics and Compliance Officer (beginning in 2009), Associate General Counsel - Corporate Law, and General Counsel of various business divisions within the Company.

2017 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2017 Base Salary	$602,000 *(no base salary increase in 2017)*	Other than the CEO, no NEO received a merit increase in 2017, reflecting market competitiveness.
2017 MIP Award	$499,800	As with each NEO, Ms. Ryan's MIP award was not modified for individual performance and thus was based solely on the Company's financial performance achievement percentage of 103.7%.
2015 - 2017 PSP Payout	22,385 shares, including reinvested dividends *(valued at $1,280,422)*	PSP payout of 72.5% is based solely on the Company's performance achievement in relative Adjusted ROIC and relative TSR described in Section 4.

The chart below compares Ms. Ryan's 2017 actual compensation paid against targeted compensation amounts.



Target LTI is based on 27,676 target shares valued at $54.20 using the 20-day avg stock price as of 12/31/2014.

Actual LTI is based on 22,385 shares, which includes the original target shares plus reinvested dividends, multiplied by 72.5% performance achievement and valued at $57.20, IP's closing share price on 2/9/2018.

Gregory T. Wanta
Senior Vice President – North American Container



Greg Wanta has 26 years of service with the Company. In December 2016, Mr. Wanta was named Senior Vice President, North American Container, with responsibility for the Company's Industrial Packaging Container operations in the United States, Mexico and Chile. Mr. Wanta has served in a variety of roles of increasing responsibility in manufacturing and commercial leadership positions in specialty papers, coated paperboard, printing papers, foodservice and industrial packaging, including Vice President, Central Region, Container the Americas, from January 2012 through November 2016.

2017 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2017 Base Salary	$475,000 *(no base salary increase in 2017)*	Other than the CEO, no NEO received a merit increase in 2017, reflecting market competitiveness.
2017 MIP Award	$337,000	As with each NEO, Mr. Wanta's MIP award was not modified for individual performance and thus was based solely on the Company's financial performance achievement percentage of 103.7%.
2015 - 2017 PSP Payout	3,830 shares, including reinvested dividends *(valued at $219,076)*	PSP payout of 72.5% is based solely on the Company's performance achievement in relative Adjusted ROIC and relative TSR described in Section 4.

The chart below compares Mr. Wanta's 2017 actual compensation paid against targeted compensation amounts.



Target LTI is based on 4,735 target shares valued at $54.20 using the 20-day avg stock price as of 12/31/2014.

Actual LTI is based on 3,830 shares, which includes the original target shares plus reinvested dividends, multiplied by 72.5% performance achievement and valued at $57.20, IP's closing share price on 2/9/2018.

Thomas G. Kadien
Former Senior Vice President



Tom Kadien left the Company effective June 30, 2017 after 38 years of service with the Company. He had served as Senior Vice President, Human Resources, Government Relations and Global Citizenship, since November 2014, retaining his previous responsibilities for the Company's global supply chain operations group and IP India. Prior to this role, he led our Consumer Packaging business as well as all our businesses in Asia since January 2010. He previously led our North American distribution business, xpedx, from 2005 to 2009, and served as President of IP Europe from 2003 to 2005.

2017 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2017 Base Salary	$435,077 *(no base salary increase in 2017)*	Other than the CEO, no NEO received a merit increase in 2017, reflecting market competitiveness. Amount shown reflects base salary paid to Mr. Kadien in 2017 prior to his departure from the Company effective June 30, 2017, as well as $85,077 of cash paid in lieu of vacation upon his departure.
2017 MIP Award	$254,100	As with each NEO, Mr. Kadien's MIP award was not modified for individual performance and thus was based solely on the Company's financial performance achievement percentage of 103.7%, and was prorated to reflect his departure effective June 30, 2017.
2015 - 2017 PSP Payout	16,788 shares, including reinvested dividends *(valued at $960,274)*	PSP payout of 72.5% is based solely on the Company's performance achievement in relative Adjusted ROIC and relative TSR described in Section 4, and was prorated to reflect his departure effective June 30, 2017.
2014 Restricted Stock Award	22,265 shares vested on June 30, 2017, representing 100% of 2014 grant and including reinvested dividends *(valued at $1,239,715)*	This RSA grant of 20,000 shares was made on August 1, 2014, for the purpose of recognizing service, commitment and execution of key initiatives. The shares were originally scheduled to vest on August 1, 2018, but in February 2017, the MDCC approved the acceleration of the vesting in recognition of Mr. Kadien's long and dedicated service to the Company and his pending departure.

The chart below compares Mr. Kadien's 2017 actual compensation paid against prorated targeted compensation amounts.



Target LTI is based on 20,757 target shares *(prorated upon his departure)* valued at $54.20 using the 20-day avg stock price as of 12/31/2014.

Actual LTI is based on 16,788 shares, which includes the original target shares plus reinvested dividends, multiplied by 72.5% performance achievement and valued at $57.20, IP's closing share price on 2/9/2018.

Upon his departure from the Company effective June 30, 2017, Mr. Kadien received severance in the aggregate amount of $2,380,000, which amount is within the limits set forth in the Board's 2005 Policy on Severance Agreements with Senior Officers and is reflected in the Summary Compensation Table for 2017.

William P. Hoel
Former Senior Vice President



Bill Hoel left the Company effective March 31, 2017 after 33 years of service with the Company. He had served as Senior Vice President, Container the Americas, since February 2012. He previously served as Vice President, Container the Americas, from 2005 to 2012, Senior Vice President, Corporate Sales & Marketing, from 2004 to 2005, and Vice President, Wood Products, from 2000 to 2004.

2017 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2017 Base Salary	$241,848 *(no base salary increase in 2017)*	Other than the CEO, no NEO received a merit increase in 2017, reflecting market competitiveness. Amount shown reflects base salary paid to Mr. Hoel in 2017 prior to his departure from the Company effective March 31, 2017, as well as $91,848 of cash paid in lieu of vacation upon his departure.
2017 MIP Award	$132,200	As with each NEO, Mr. Hoel's MIP award was not modified for individual performance and thus was based solely on the Company's financial performance achievement percentage of 103.7%, and was prorated to reflect his departure effective March 31, 2017.
2015 - 2017 PSP Payout	15,110 shares, including reinvested dividends *(valued at $864,292)*	PSP payout of 72.5% is based solely on the Company's performance achievement in relative Adjusted ROIC and relative TSR described in Section 4, and was prorated to reflect his departure effective March 31, 2017.

The chart below compares Mr. Hoel's 2017 actual compensation paid against prorated targeted compensation amounts.



Target LTI is based on 18,681 target shares *(prorated upon his departure)* valued at $54.20 using the 20-day avg stock price as of 12/31/2014.

Actual LTI is based on 15,110 shares, which includes the original target shares plus reinvested dividends, multiplied by 72.5% performance achievement and valued at $57.20, IP's closing share price on 2/9/2018.

Upon his departure from the Company effective March 31, 2017, Mr. Hoel received severance in the aggregate amount of $2,220,000, which amount is within the limits set forth in the Board's 2005 Policy on Severance Agreements with Senior Officers and is reflected in the Summary Compensation Table for 2017.

6 Other Governance and Compensation–Related Matters

Insider Trading and Anti-Hedging/Anti-Pledging Policies

The Company has adopted comprehensive and detailed policies that regulate trading in Company securities by our insiders, including the SLT and Board members. These policies include information regarding trading "blackout" periods and explain when transactions in Company securities are permitted. The policies strictly prohibit our SLT and Board members (as well as our corporate controller) from holding Company securities in a margin account or pledging them as collateral for a loan and prohibit all Company officers and Board members from engaging in any of the following short-term or speculative transactions involving Company securities: short sales; publicly traded options, such as puts, calls or other derivative instruments; hedging and monetization transactions, such as zero-cost collars, forward-sale contracts, equity swaps and exchange funds.

Officer Stock Ownership and Retention Requirements

All of our officers are expected to own shares of our common stock with a minimum market value based on a multiple of base pay. This policy is intended to align our officers' interests with those of our shareowners and encourage long-term shareowner value creation by requiring officers to have a significant equity stake in the Company. Our stock ownership requirements are based on position:

Position	Current Ownership Requirement
Chief Executive Officer	6x base pay
Senior Vice President	3x base pay
Vice President	1x base pay*

* Effective April 1, 2019, the stock ownership requirement for Vice Presidents has been increased to 1.5x base pay (up from 1x).

The following are counted toward meeting the ownership requirement: freely held shares (whether purchased on open market or fully earned through Company plan or program); "beneficial" shares held indirectly by a trust or family member; and share equivalents held in the Salaried Savings Plan and Deferred Compensation Savings Plan. However, unvested restricted shares (*e.g.*, PSP awards and RSAs) are not counted toward meeting the ownership requirement.

Officers are required to retain 50 percent of their net shares paid under any Company long-term incentive plan or program, such as shares paid out under the PSP and vested RSA shares, until their ownership requirements are satisfied. SLT stock ownership is reviewed annually by the MDCC to assure compliance. As of our last annual evaluation, all SLT members were in compliance with our policy.

Board Policy on Personal Use of Company Aircraft

The Board encourages the CEO to use Company aircraft for business continuity and efficiency purposes, where appropriate. Use of the Company aircraft allows the CEO to be available at all times for business needs, whether on business or personal travel. Pursuant to Board resolutions and his Time Sharing Agreement, Mr. Sutton is authorized to use the Company aircraft for personal travel and is required to reimburse the Company for the incremental cost of personal use of the aircraft above $75,000. The value of such use is imputed income to him, and is not grossed up for taxes.

Clawback or Forfeiture of Incentive Awards

Both MIP and PSP awards are subject to a clawback provision contained in our plan documents. Under this clawback provision, if the Company's financial statements are restated as a result of errors, omission, or fraud, the MDCC may, at its discretion, based on the facts and circumstances surrounding the restatement, require some or all participants to return all or a portion of their awards to the Company. In addition, both MIP and PSP awards may be forfeited in the event a participant engages in conduct that is detrimental to the business interest or reputation of the Company. Additionally, an SLT member who does not provide one-year's notice of retirement may forfeit his or her MIP and PSP awards.

Non-Competition and Non-Solicitation Agreements

The Company maintains Non-Competition and Non-Solicitation Agreements with leaders of the Company, including our SLT, to prohibit such leaders from engaging in certain competitive activities and to protect confidential information and trade secrets from unauthorized use or disclosure. Violation of these agreements may result in clawback or forfeiture of incentive compensation awards.

Board Policy on (Non-CIC) Severance Agreements with Senior Officers

A supplemental severance payment to the CEO must be approved by the independent directors of the Board. A supplemental severance payment to any other executive officer must be approved by the MDCC. Moreover, pursuant to a 2005 Board policy, in the absence of a change in control, the supplemental severance, plus severance under the Salaried Employee Severance Plan, may not exceed two times base salary plus target MIP for the year in which the termination occurs. Any severance amount greater than the amount described above must be approved in advance by our shareowners.

Prohibition on Repricing

We do not backdate or reprice equity grants. Our incentive compensation plan provides that stock options may not be repriced, directly or indirectly, without the prior consent of the Company's shareowners. The Company discontinued granting stock options in 2005 and all outstanding stock options expired in 2015.

Equity Grant Practices

The Company does not have any program, plan or practice to time, and has not timed, equity grants to coordinate with the release of material non-public information. Annual equity grants (including pro rata grants for promotions and employees hired in the prior year) under the PSP are approved at the MDCC's meeting in December. Having a predetermined annual grant date minimizes any concern that grant dates could be selectively chosen based upon market price at any given time. Service-based restricted stock awards are used from time to time, and may be granted anytime during the year by our Senior Vice President, Human Resources (as delegated by the Board), within parameters approved by the MDCC. An award to an SLT member requires approval by the MDCC (or by the Board for an award to the CEO).

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation for certain executive officers that is more than $1 million. Prior to the enactment of the Tax Cuts and Jobs Act in December 2017, Section 162(m) provided an exemption from this deduction limitation for compensation that qualified as "performance-based compensation." Historically, we have generally structured incentive compensation plans with the objective that amounts paid under those plans would be tax-deductible in reliance on that exemption, although the MDCC has also elected to provide compensation outside the requirements of Section 162(m) when necessary to achieve its compensation objectives.

However, the exemption for performance-based compensation has been repealed, effective for taxable years beginning after December 31, 2017, subject to transition relief for certain arrangements in place as of November 2, 2017. Given the uncertain scope of the transition relief and the absence of any rulemaking at this time, the full impact of the new Section 162(m) on the Company and its executive compensation practices is not yet known. The MDCC will continue to monitor developments in this regard and continues to have the flexibility to pay non-deductible compensation if it believes it is in the best interests of the Company.

Accounting for Stock-Based Compensation

The accounting treatment of stock-based compensation is not determinative of the type, timing, or amount of any particular grant made to our employees.

7 Additional Information About Our Executive Compensation

The following tables in this Section provide detailed information regarding compensation for our NEOs.

Summary Compensation Table

The table below shows base salary, stock awards under our PSP and, if applicable, RSA program, cash awards under our MIP, the change in pension value, and all other compensation to our NEOs for the years ended December 31, 2017, 2016, and 2015. Mr. Wanta received a promotion in 2016 and thus was granted two PSP awards in January 2017: the usual 2017-2019 PSP award, as received by all NEOs; and a pro-rated 2016-2018 PSP award to reflect his promotion. Accordingly, as described in footnote (2) to the table below, the amount shown for Mr. Wanta for 2017 in the "Stock Awards" column includes the value of both awards.

Name and Principal Position	Year	Salary ($)[1]	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value ($)[4]	All Other Compensation ($)[5]	Total ($)
Mark S. Sutton CEO & Chairman of the Board (Principal Executive Officer)	2017	1,325,000	8,717,030	2,099,900	7,120,740	183,623	19,446,293
	2016	1,200,000	6,867,889	1,296,000	3,750,758	185,661	13,300,308
	2015	1,200,000	10,901,741	1,681,200	2,886,189	173,292	16,842,422
Glenn R. Landau Senior Vice President and Chief Financial Officer (Principal Financial Officer)[6]	2017	600,000	1,743,417	560,000	1,066,989	63,850	4,034,256
Carol L. Roberts Former Senior Vice President and Chief Financial Officer (Principal Financial Officer until Feb. 22, 2017)[7]	2017	302,308	1,992,468	194,400	979,303	48,023	3,516,502
	2016	750,000	1,962,264	540,000	1,524,138	98,448	4,874,850
	2015	750,000	1,980,477	743,900	238,998	95,441	3,808,816
Timothy S. Nicholls Senior Vice President – Industrial Packaging the Americas	2017	710,000	2,141,921	663,700	1,392,396	64,376	4,972,393
	2016	710,000	1,962,264	460,800	1,000,639	64,546	4,198,249
	2015	710,000	1,980,477	616,300	214,017	64,060	3,584,854
Sharon R. Ryan Senior Vice President, General Counsel & Corporate Secretary	2017	602,000	1,743,417	499,800	1,622,355	51,219	4,518,791
	2016	602,000	1,471,717	346,800	1,102,136	56,543	3,579,196
	2015	602,000	1,485,371	477,700	1,107,439	56,648	3,729,158
Gregory T. Wanta Senior Vice President – North American Container	2017	475,000	1,642,870	337,000	766,125	41,476	3,262,471
Thomas G. Kadien Former Senior Vice President, Human Resources, Government Relations & Global Citizenship (until Jun. 30, 2017)	2017	435,077	1,344,912	254,100	—	2,418,576	4,452,665
	2016	700,000	1,324,523	352,800	1,189,112	54,561	3,620,996
	2015	700,000	1,336,812	471,900	322,251	56,847	2,887,810
William P. Hoel Former Senior Vice President, Container The Americas (until Mar. 31, 2017)	2017	241,848	1,344,912	132,200	—	2,259,971	3,978,931
	2016	600,000	1,324,523	367,200	731,363	77,133	3,100,219
	2015	596,667	1,605,055	491,100	1,102,673	76,667	3,872,162

[1] Amounts shown in this column for Ms. Roberts, Mr. Kadien and Mr. Hoel include vacation pay paid to them when they left the Company in the amount of $114,808, $85,077, and $91,848, respectively.

[2] The amounts reported in this column reflect the aggregate grant date fair value of stock awards under our PSP and RSA programs granted to the NEO during each year, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in calculating these values for the 2017 fiscal year may be found in Note 18 to our audited financial statements beginning on page 77 of our 2017 Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on February 22, 2018. The value shown for 2017 includes the aggregate grant date fair value of each NEO's 2017-2019 PSP award and, for Mr. Wanta, the aggregate grant date fair value of a pro-rated 2016-2018 PSP award he received in January 2017 to reflect his promotion in 2016. The maximum value of the 2017-2019 PSP awards (and for Mr. Wanta, the maximum value of his 2017-2019 PSP award and pro-rated 2016-2018 PSP award combined) based on achieving maximum Company performance is as follows: Mr. Sutton: $17,434,060; Mr. Landau: $3,486,833; Ms. Roberts: $3,984,937; Mr. Nicholls: $4,283,842; Ms. Ryan: $3,486,833; Mr. Wanta: $3,285,740; Mr. Kadien: $2,689,825; and Mr. Hoel: $2,689,825. Ms. Roberts and Messrs. Kadien and Hoel forfeited the following number of share units due to their respective departures from the Company during 2017: 34,584, 21,222 and 23,344, respectively.

[3] Represents the amount earned under the MIP based on Company and individual performance during the year shown, which is paid in February of the following year.

(4) Amounts shown in this column represent the change in accruals under our Retirement Plan, Pension Restoration Plan, and SERP as shown in the "Pension Benefits" table. Importantly, the change in pension value is not currently paid to an executive as compensation, but is a measurement of the change in value of the pension from the prior year. Changes in value arise from, among other things, additional benefit accruals for another year of service, changes in pensionable compensation, the decrease in the discount period and the impact of a change in the discount rate from the prior year's measurement, and changes in mortality rate assumptions. The discount rate used is the same as the rate used by the Company for financial statement disclosure as of the end of the fiscal year. This rate, which decreased by 50 basis points from the prior year, is based on economic conditions at year end. The 2017 change in pension value for Ms. Roberts, Mr. Hoel and Mr. Kadien is calculated differently due to their retirement in 2017. Mr. Hoel and Ms. Roberts both retired on March 31, 2017, commenced their Qualified and Restoration Plan annuities on April 1, 2017 and received lump sum payments of their available SERP benefits on September 30, 2017. Mr. Kadien terminated on June 30, 2017, commenced his Qualified Plan annuity on July 1, 2017, and received lump sum payment of his available SERP benefits on January 2, 2018. Their December 31, 2017, present values are based on their actual elected annuities, a 3.60% valuation discount rate and the IP specific, generational valuation mortality assumption. Mr. Kadien's SERP present value is his actual lump sum paid on January 2, 2018. The NEOs do not receive "preferential or above market" earnings on non-qualified deferred compensation. Accordingly, there is no amount included in this column for this type of earnings credit. The actual change in pension value for Messrs. Kadien and Hoel was a decrease of $267,208 and $61,238, respectively.

(5) A breakdown of the "All Other Compensation" amounts for 2017 is shown in the following table:

Name	Company Matching Contribution ($)(a)	Group Life Insurance ($)(b)	ESIP ($)(c)	Corporate Aircraft ($)(d)	Company Matching Gift ($)(e)	Amount Related to Overseas Assignment ($)(f)	Gift ($)(g)	Severance Payments ($)(h)	Total ($)(i)
M. S. Sutton	65,520	6,678	47,913	57,512	6,000	—	—	—	183,623
G. R. Landau	39,274	3,024	—	—	—	21,552	—	—	63,850
C. L. Roberts	35,400	945	7,985	—	—	—	3,693	—	48,023
T. S. Nicholls	36,000	3,581	15,795	—	9,000	—	—	—	64,376
S. R. Ryan	47,462	3,037	—	—	720	—	—	—	51,219
G. T. Wanta	30,082	2,394	—	—	9,000	—	—	—	41,476
T. G. Kadien	13,920	1,764	19,275	—	—	—	3,617	2,380,000	2,418,576
W. P. Hoel	25,306	756	9,704	—	—	—	4,205	2,220,000	2,259,971

(a) Represents the Company match to the NEO's contribution to the Salaried Savings Plan, Retiree Medical Savings Program and Deferred Compensation Savings Plan, as shown in the "Non-Qualified Deferred Compensation Plan" table.

(b) Represents the Company's annual premium payment for the NEO's group life insurance benefit.

(c) Represents the amount paid by the Company for the NEO's executive supplemental insurance program ("ESIP").

(d) Represents the aggregate incremental cost to the Company of Mr. Sutton's personal travel on Company aircraft. Pursuant to Board resolutions and his Time Sharing Agreement, Mr. Sutton is required to reimburse the Company for the incremental cost of personal use of the aircraft above $75,000. For 2017, this reimbursable amount was zero. We calculate the incremental cost of personal use of the Company aircraft based upon the per mile variable cost of operating the aircraft multiplied by the number of miles flown for personal travel by Mr. Sutton. The variable operating costs include fuel, maintenance, airway fees, user fees, communication, crew expenses, supplies and catering. We impute into Mr. Sutton's income the value of personal use of the aircraft in accordance with IRS regulations, minus any amounts he reimbursed during the calendar year. Mr. Sutton receives no tax gross-up on this imputed income.

(e) Represents the Company's 60-percent match of each NEO's donation to the United Way of America as part of a Company-wide campaign.

(f) Represents standard amounts payable under our Global Mobility Policy for expatriates. As a U.S. citizen, Mr. Landau participated in the program when he was based in Brazil. Although he moved back to the U.S. in late 2016 and no longer participates in the program, certain benefits and payments related to his prior assignment in Brazil, including relocation, housing and foreign tax equalization, were paid in 2017.

(g) Represents cost to the Company of gifts made to Ms. Roberts and Messrs. Kadien and Hoel upon their departures from the Company.

(h) Represents amounts paid to Messrs. Kadien and Hoel for severance when they left the Company, which amounts are within the limits set forth in the Board's 2005 Policy on Severance Agreements with Senior Officers.

(i) Represents the sum of columns (a) through (h).

(6) Mr. Landau was appointed Senior Vice President and Chief Financial Officer of the Company, effective February 22, 2017.

(7) Ms. Roberts retired from the Company effective March 31, 2017, and served as the Company's Principal Financial Officer through February 22, 2017, the date of the filing with the Securities and Exchange Commission of the Company's 2016 Annual Report on Form 10-K.

Grants of Plan-Based Awards During 2017

The table below shows payout ranges for our NEOs under the 2017 MIP, 2016-2018 PSP for pro-rated awards, and 2017-2019 PSP, as described in our CD&A. There were no other plan-based cash or equity awards granted to our NEOs in 2017.

Name	Committee Action Date[1]	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards ($)[3]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)[2]	Maximum (#)	
M. S. Sutton			303,750	2,025,000	4,050,000				
	12/12/2016	1/1/2017				20,633	165,064	330,128	8,717,030
G. R. Landau			81,000	540,000	1,080,000				
	12/12/2016	1/1/2017				4,127	33,013	66,026	1,743,417
C. L. Roberts			28,125	187,500	375,000				
	12/12/2016	1/1/2017				4,716	37,729	75,458	1,992,468
T. S. Nicholls			96,000	640,000	1,280,000				
	12/12/2016	1/1/2017				5,070	40,559	81,118	2,141,921
S. R. Ryan			72,300	482,000	964,000				
	12/12/2016	1/1/2017				4,127	33,013	66,026	1,743,417
G. T. Wanta			48,750	325,000	650,000				
		1/1/2017				1,880	15,036	30,072	547,010
	12/12/2016	1/1/2017				2,594	20,751	41,502	1,095,860
T. G. Kadien			36,750	245,000	490,000				
	12/12/2016	1/1/2017				3,183	25,467	50,934	1,344,912
W. P. Hoel			19,125	127,500	255,000				
	12/12/2016	1/1/2017				3,183	25,467	50,934	1,344,912

[1] The 2017-2019 PSP grant was approved by the MDCC for all NEOs (except Mr. Sutton, whose grant was approved by the full Board) at its December 2016 meeting, effective the first day of the following calendar year.

[2] Ms. Roberts and Messrs. Kadien and Hoel forfeited the following number of share units due to their respective departures from the Company during 2017: 34,584, 21,222 and 23,344, respectively.

[3] The amounts shown in this column reflect the grant date fair value of the PSP awards computed in accordance with FASB ASC Topic 718 based on the probable satisfaction of the performance conditions at January 1, 2017 for such awards (i.e., 100 percent of target), as explained in further detail in the narrative following this table.

Narrative to the Grants of Plan-Based Awards Table

Estimated Possible Payouts under Non-Equity Incentive Plan Awards

These columns show the threshold, target and maximum payouts under the 2017 MIP. The actual amount paid is shown in the Summary Compensation Table.

The amount shown in the "Threshold" column was the amount that would have been paid under the 2017 MIP if the Company had achieved only the minimum performance level required in only one performance metric: Absolute Adjusted ROIC or Absolute Adjusted EBITDA. Since ROIC is weighted at 30 percent, a threshold payout at 30 percent would result in weighted performance achievement of 15 percent (or one-half of 30 percent). Minimum performance in at least one objective is required to fund an MIP award pool.

The amount shown in the "Maximum" column was the possible payout for each NEO based on maximum Company performance achievement of 200 percent.

Estimated Future Payouts under Equity Incentive Plan Awards

These columns show the threshold, target and maximum payouts under the 2017-2019 PSP.

The amount shown in the "Threshold" column is the number of shares each NEO would receive if the Company achieved only the minimum performance level in either Relative Adjusted ROIC or Relative TSR to achieve a payout of 12.5 percent (which represents a 25 percent threshold for either metric, each weighted at 50 percent).

The amount shown in the "Maximum" column is the possible number of shares each NEO would receive based on maximum Company performance of 200 percent.

Grant Date Fair Value of Stock Awards

The amounts shown in this column reflect the grant date fair value of the awards granted to each NEO under the 2017-2019 PSP (and for Mr. Wanta, the aggregate grant date fair value of the prorated 2016-2018 award he received

in January 2017) computed in accordance with FASB ASC Topic 718 based on the probable satisfaction of the performance conditions at January 1, 2017 for such awards (i.e., 100 percent of target). For the Relative Adjusted ROIC component of the awards, the grant date fair value is based on the closing price of our common stock on the trading day immediately preceding the grant date. Valuing Relative TSR is more complicated because the value must take into account the probable payout of the 2017-2019 PSP based on our expected future performance relative to the other companies in our TSR Peer Group. The market value of the TSR component is based on a Monte Carlo simulation as prescribed by FASB ASC Topic 718.

The amount ultimately paid to PSP participants may or may not be the same amount as the value shown in the table due to two factors: (1) the ultimate number of shares paid to our PSP participants will vary based on the relative performance of the Company to the other companies in our TSR and ROIC Peer Groups; and (2) the value of the PSP award received by each participant is based on the fair value of the Company's stock as of the effective date of the payment.

Outstanding Equity Awards at December 31, 2017

The following table shows the outstanding equity awards held by our NEOs as of December 31, 2017.

Name	Stock Awards	
	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
M. S. Sutton	517,944[2]	30,009,675
G. R. Landau	66,391[3]	3,846,695
C. L. Roberts	58,307[4]	3,378,308
T. S. Nicholls	163,792[5]	9,490,108
S. R. Ryan	108,550[6]	6,289,387
G. T. Wanta	49,956[7]	2,894,451
T. G. Kadien	47,134[8]	2,730,944
W. P. Hoel	39,358[9]	2,280,403

[1] The market value is calculated based on the closing price of our common stock on December 31, 2017, of $57.94.

[2] The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2017: (i) 129,152 units awarded under the 2015-2017 PSP, (ii) 188,782 units awarded under the 2016-2018 PSP, (iii) 165,064 units awarded under the 2017-2019 PSP, and (iv) 34,946 reinvested dividends on those units.

[3] The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2017: (i) 11,993 units awarded under the 2015-2017 PSP, (ii) 17,530 units awarded under the 2016-2018 PSP, (iii) 33,013 units awarded under the 2017-2019 PSP, and (iv) 3,855 reinvested dividends on those units.

[4] The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2017: (i) 27,676 units awarded under the 2015-2017 PSP, (ii) 20,919 units awarded under the 2016-2018 PSP, (iii) 2,830 units awarded under the 2017-2019 PSP, and (iv) 6,882 reinvested dividends on those units. Ms. Roberts' awards are prorated to reflect her retirement on March 31, 2017.

(5) The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2017: (i) 36,901 units awarded under the 2015-2017 PSP, (ii) 53,938 units awarded under the 2016-2018 PSP, (iii) 40,559 units awarded under the 2017-2019 PSP, (iv) 9,757 reinvested dividends on those units, and (v) 22,637 shares (including reinvested dividends) related to a restricted stock award that vests on August 1, 2018.

(6) The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2017: (i) 27,676 units awarded under the 2015-2017 PSP, (ii) 40,454 units awarded under the 2016-2018 PSP, (iii) 33,013 units awarded under the 2017-2019 PSP, and (iv) 7,407 reinvested dividends on those units.

(7) The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2017: (i) 4,735 units awarded under the 2015-2017 PSP, (ii) 22,148 units awarded under the 2016-2018 PSP, (iii) 20,751 units awarded under the 2017-2019 PSP, and (iv) 2,322 reinvested dividends on those units.

(8) The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2017: (i) 20,757 units awarded under the 2015-2017 PSP, (ii) 17,147 units awarded under the 2016-2018 PSP, (iii) 3,874 units awarded under the 2017-2019 PSP, and (iv) 5,356 reinvested dividends on those units. Mr. Kadien's awards are prorated to reflect his departure on June 30, 2017.

(9) The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2017: (i) 18,681 units awarded under the 2015-2017 PSP, (ii) 14,121 units awarded under the 2016-2018 PSP, (iii) 1,910 units awarded under the 2017-2019 PSP, and (iv) 4,646 reinvested dividends on those units. Mr. Hoel's awards are prorated to reflect his departure on March 31, 2017.

Stock Vested in 2017

The following table shows the value received upon the vesting in 2017 of shares previously awarded under our PSP and restricted stock programs as described in our CD&A.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
M. S. Sutton	138,817	7,342,031
G. R. Landau	15,108	799,062
C. L. Roberts	50,773	2,685,384
T. S. Nicholls	50,773	2,685,384
S. R. Ryan	34,131	1,805,189
G. T. Wanta	6,541	345,953
T. G. Kadien	56,396	3,044,904
W. P. Hoel	34,122	1,804,713

(1) Amounts shown represent shares (including shares acquired in respect of reinvested dividends) under the PSP awards that vested on February 13, 2017. Mr. Kadien's amount includes 22,265 shares relating to a restricted stock award that vested on June 30, 2017.

(2) Represents the value of the vested shares based on our closing stock price on the date immediately preceding the vesting date of the award: $52.89 for each PSP share; and $55.68 for Mr. Kadien's restricted stock award shares.

Pension Benefits in 2017

The following table shows the present value of benefits payable to our NEOs under our Retirement Plan, Pension Restoration Plan, or SERP at December 31, 2016 and December 31, 2017. The change in the present value of the accrued benefit is shown in the "Change in Pension Value" column of the Summary Compensation Table for 2017.

All of our NEOs are eligible for a benefit calculated under the Retirement Plan. The NEOs are also eligible for a benefit that is calculated under the Pension Restoration Plan formula. Six of our NEOs are also eligible for a benefit

calculated under the SERP formula. We amended the SERP to comply with IRC Section 409A, effective January 1, 2008. As amended, the benefit under SERP Formula A is paid from the SERP, even if the applicable formula that determines the benefit is the formula under the Pension Restoration Plan. The pension benefits for Mr. Kadien and Mr. Hoel are calculated under SERP Formula A. Under Formula B, the portion of the benefit that is earned prior to SERP eligibility is paid under the Pension Restoration Plan, and the portion earned following SERP eligibility is paid from

the SERP. The pension benefits for Mr. Sutton, Ms. Roberts, Mr. Nicholls and Ms. Ryan are calculated under SERP Formula B, as each became eligible for the SERP after July 1, 2004. Mr. Landau and Mr. Wanta are not eligible for a SERP benefit as they did not meet the eligibility requirements prior to the date the SERP was closed to new participants, on January 1, 2012. Ms. Roberts, Mr. Kadien and Mr. Hoel each received payment of a retirement benefit in 2017.

Name	Plan Name	Number of Years of Credited Service in 2017 (#)	12/31/2016 Present Value of Accumulated Benefit ($)[1]	Payments During Fiscal Year 2017 ($)[2]	12/31/2017 Present Value of Accumulated Benefit ($)[3]
M. S. Sutton	Retirement Plan	33.58	1,524,354	—	1,788,518
	Pension Restoration Plan	33.58	999,795	—	1,123,079
	SERP	33.58	12,604,177	—	19,337,469
	Total		15,128,326	—	22,249,066
G. R. Landau	Retirement Plan	26.50	910,262	—	1,114,102
	Pension Restoration Plan	26.50	1,340,334	—	2,203,483
	SERP		—	—	—
	Total		2,250,596	—	3,317,585
C. L. Roberts	Retirement Plan	35.75	1,864,493	77,895	1,936,649
	Pension Restoration Plan	35.75	931,833	37,201	924,898
	SERP	35.75	10,775,433	11,574,419	—
	Total		13,571,759	11,689,515	2,861,547
T. S. Nicholls	Retirement Plan	26.25	1,159,494	—	1,371,550
	Pension Restoration Plan	26.25	643,365	—	722,698
	SERP	26.25	6,114,462	—	7,215,469
	Total		7,917,321	—	9,309,717
S. R. Ryan	Retirement Plan	29.50	1,514,980	—	1,770,511
	Pension Restoration Plan	29.50	746,917	—	832,412
	SERP	29.50	4,790,883	—	6,072,212
	Total		7,052,780	—	8,675,135
G. T. Wanta	Retirement Plan	26.67	1,031,939	—	1,242,691
	Pension Restoration Plan	26.67	931,050	—	1,486,423
	SERP		—	—	—
	Total		1,962,989	—	2,729,114
T. G. Kadien	Retirement Plan	38.08	2,129,052	61,745	2,359,704
	Pension Restoration Plan	38.08	—	—	—
	SERP	38.08	9,731,067	—	9,171,462
	Total		11,860,119	61,745	11,531,166
W. P. Hoel	Retirement Plan	33.25	1,808,112	77,450	1,883,582
	Pension Restoration Plan	33.25	—	—	—
	SERP	33.25	7,580,157	7,365,999	—
	Total		9,388,269	7,443,449	1,883,582

[1] The calculation of the present value of accumulated benefits as of December 31, 2016, assumes a discount rate of 4.10 percent for annuity payments and deferral periods and 1.60 percent for lump sum payments. The calculation further assumes benefit commencement at the earliest age at which the NEO would be entitled to an unreduced benefit (the earlier of age 61 and completion of 20 years of service or age 62 and completion of 10 years of service). For individuals who are already eligible for an unreduced benefit, we use their age as of the end of the fiscal year.

[2] Three NEOs retired in 2017 and began drawing pension benefits. Mr. Hoel and Ms. Roberts both retired on March 31, 2017, commenced their Qualified and Restoration Plan annuities on April 1, 2017, and received lump sum payments of their available SERP benefits on September 30, 2017. Mr. Kadien terminated on June 30, 2017, and commenced his Qualified Plan annuity on July 1, 2017. The lump sum payment of his available SERP benefits is not reflected in this column as it was paid on January 2, 2018. The December 31, 2017, present values are based on their actual elected annuities, a 3.60 percent valuation discount rate and the IP specific, generational valuation mortality assumption.

[3] With the exception of the benefits for the three NEOs described in footnote (2), the calculation of the present value of accumulated benefits as of December 31, 2017, assumes a discount rate of 3.60 percent for annuity payments and deferral periods and 1.10 percent for lump sum payments. Mr. Kadien's SERP present value is his actual lump sum paid on January 2, 2018. The assumptions regarding the benefit commencement date are the same as described in footnote (1).

Narrative to Pension Benefits Table

Retirement Plan of International Paper Company

Our Retirement Plan is a funded, tax-qualified plan that covers all U.S. salaried employees hired prior to July 1, 2004. U.S. employees hired on or after July 1, 2004, are eligible for a Company-paid Retirement Savings Account contribution to our Salaried Savings Plan and Deferred Compensation Savings Plan in lieu of participation in the Retirement Plan. All of our NEOs were hired prior to July 1, 2004, and thus are eligible to participate in the Retirement Plan.

We calculate the benefit under the Retirement Plan at the rate of 1.67% of the participant's average pensionable earnings received over the highest five consecutive calendar years of the last 10 calendar years, multiplied by his or her years of service, then reduced by a portion of Social Security benefits. We include as pensionable earnings the participant's base salary plus MIP awards that were not deferred, up to the maximum limit set by the IRS.

International Paper Company Pension Restoration Plan for Salaried Employees

Our supplemental retirement plan for our salaried employees is an unfunded, non-qualified plan that covers all U.S. salaried employees hired prior to July 1, 2004. This plan augments our Retirement Plan by providing retirement benefits based on compensation that is greater than the limits set by the IRS. We include as eligible compensation under this plan the participant's base salary plus MIP awards, including amounts deferred. All of our NEOs were hired prior to July 1, 2004, and thus are eligible to participate in the Pension Restoration Plan.

We calculate the benefit under the Pension Restoration Plan in the same manner as the Retirement Plan and then reduce the benefit by the amount payable under the Retirement Plan.

The International Paper Company Unfunded Supplemental Retirement Plan for Senior Managers

Our SERP is an alternative retirement plan available to certain senior executives, including the NEOs (other than Messrs. Landau and Wanta). The SERP was closed to new participants effective January 1, 2012. SERP benefits vest once the participant reaches age 55 and has completed five years of service. The normal form of payment is a lump sum. We calculate benefits under the SERP under one of two formulas based on the participant's date of eligibility for SERP participation. Benefits are payable under the SERP on the later of the participant's retirement date or the date six months following separation from service. We define "retirement date" as the date the participant reaches the earlier of age 55 with 10 years of service or age 65 with five years of service.

A participant who has announced retirement at least 12 months in advance has the right to lock-in a discount rate used to determine the amount of the lump sum payment based on the average for the month in which they choose to lock-in. All NEOs who are eligible for a SERP benefit have locked-in the discount rate under this provision.

o *Participants eligible to participate prior to July 1, 2004 (Formula A):*

We calculate benefits under this formula as the greatest of (i) the sum of the benefits under our Retirement Plan and Pension Restoration Plan; (ii) the lesser of 3.25% of eligible compensation, defined below, multiplied by the participant's years of service or 50% of eligible compensation, with both amounts reduced by a portion of Social Security benefits; or (iii) 25% of eligible compensation. The benefit payable under the SERP is reduced by the benefits payable under the Retirement Plan. In calculating benefits under (ii) and (iii), we include as eligible compensation the sum of (a) the participant's highest annual base salary during any of the three consecutive calendar years prior to retirement and (b) the participant's target MIP for the year of retirement. The benefit for Mr. Kadien and Mr. Hoel is calculated under SERP Formula A.

In the event of termination for cause, an executive whose SERP benefit is calculated under Formula A would forfeit the right to receive a lump sum benefit under the SERP, and his or her vested retirement benefits under the Retirement Plan and the Pension Restoration Plan would be paid as an annuity.

o *Participants eligible to participate on or after July 1, 2004 (Formula B):*

We calculate benefits under this formula at the same rate as our Retirement Plan and Pension Restoration Plan. Participants are eligible to receive a lump sum payment of the benefit earned for service after becoming eligible in the SERP; the benefit earned prior to SERP eligibility remains payable as an annuity. The benefit for Mr. Sutton, Ms. Roberts, Mr. Nicholls and Ms. Ryan is calculated under SERP Formula B.

Policies with Regard to Granting Additional Years of Service

Our change-in-control agreements described elsewhere in this proxy statement provide additional years of age and service to be added to the calculation of retirement benefits in the event of a qualifying termination of each NEO's employment following a change in control. The change-in-control agreements for Mr. Sutton, Mr. Nicholls and Ms. Ryan provide three additional years of age and service. The change-in-control agreements for Mr. Landau and Mr. Wanta provide two additional years of age and service.

Eligibility for Early Retirement Benefits

Normal retirement under our Retirement Plan and Pension Restoration Plan is age 65.

Participants, including the NEOs, are eligible for early retirement under the Retirement Plan, the Pension Restoration Plan and the SERP at age 55 with 10 years of service. However, a participant's accrued benefit is reduced by 4% for each year that the participant retires before reaching age 62. Eligible active employees may receive an unreduced benefit once they reach age 61 and have completed at least 20 years of service. Mr. Sutton, Mr. Nicholls and Ms. Ryan are eligible for early retirement; their benefit would be reduced based on age and years of service. Mr. Landau and Mr. Wanta are currently vested in the retirement plans, but will not be eligible for early retirement until age 55. Ms. Roberts, Mr. Kadien and Mr. Hoel each retired in 2017 and commenced their retirement benefits.

Pension Change

In February 2014, the MDCC approved changes to the Retirement Plan, the Pension Restoration Plan and the SERP such that credited service and compensation will be capped effective December 31, 2018, for salaried employees, including the NEOs. For service after this date, employees affected by the freeze will receive Retirement Savings Account contributions.

Non-Qualified Deferred Compensation in 2017

The following table shows contributions in 2017 by the Company and each of our NEOs to the DCSP, which is our non-qualified deferred compensation plan, and each NEO's DCSP account balance as of December 31, 2017.

The account balance includes amounts deferred by the NEO in December 2017, which were actually credited to his or her account in January 2018.

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($)[4]
M. S. Sutton	90,000	54,000	313,191	—	2,234,992
G. R. Landau	59,820	28,714	177,357	—	1,093,289
C. L. Roberts	36,600	21,960	266,558	—	2,507,486
T. S. Nicholls	47,333	28,400	155,542	—	1,200,986
S. R. Ryan	54,304	32,582	185,864	—	1,637,244
G. T. Wanta	122,675	23,554	494,342	—	3,733,109
T. G. Kadien	—	—	165,283	—	1,913,383
W. P. Hoel	19,776	11,866	319,911	—	2,959,196

[1] These amounts are included in the "Salary" column of the Summary Compensation Table for 2017 for each NEO.
[2] These amounts are included in the "All Other Compensation" column of the Summary Compensation Table for 2017 for each NEO.
[3] These amounts are not included in the Summary Compensation Table because they are not "preferential or above-market earnings."
[4] Of the amounts shown in this column, the following amounts were included in the "Salary" column of the Summary Compensation Table for prior years as follows: Mr. Sutton: $351,203 was included for the periods 2011 and 2013-2016; Ms. Roberts: $721,457 was included for the period 2008-2016; Mr. Nicholls: $385,037 was included for the period 2010-2016; Ms. Ryan: $117,976 was included for the periods of 2012 and 2016; Mr. Kadien: $187,688 was included for the periods of 2010, 2011 and 2014; and Mr. Hoel: $62,933 was included for 2015.

Narrative to Non-Qualified Deferred Compensation Table

The DCSP allows participants to save for retirement by deferring up to 85% of eligible cash compensation, which includes base salary and MIP awards. Participants may contribute to the DCSP after deferring either the maximum pre-tax amount or total pre-tax and after-tax amount to the 401(k) plan or after reaching the IRS compensation limit for that year. The Company credits matching contributions equal to 70% of the participant's contributions up to 4% of compensation, plus 50% of contributions up to an additional 4% of compensation.

For 2017, NEO contribution amounts were as follows: Mr. Sutton contributed 8% of base salary, Mr. Landau contributed 10% of all eligible cash compensation, Ms. Roberts contributed 8% of all eligible cash compensation, Mr. Nicholls contributed 8% of his base salary, Ms. Ryan contributed 8% of all eligible cash compensation, Mr. Wanta contributed 25% of all eligible cash compensation, Mr. Kadien contributed 0% of all eligible cash compensation, and Mr. Hoel contributed 8% of all eligible cash compensation. As a result of the varying contribution amounts, the actual amounts deferred and the Company's resulting matching contribution will vary for each NEO.

Participant contributions are credited with earnings (or losses) based on the participant's choice of investment fund equivalents. Investment fund equivalents match the investment returns of the funds available in the 401(k) plan. Investment elections may be changed daily subject to securities laws restrictions. Differences in earnings reported in the "Non-Qualified Deferred Compensation" table above, are based on the individual participant's investment elections.

Participants are fully vested in their contributions at all times. Amounts contributed by the Company become vested upon completing three years of service, reaching age 65, death, disability, termination of employment as a result of the permanent closing of the participant's facility, or eligibility for severance under the Salaried Employee Severance Plan.

Participant accounts are divided into contribution accounts for amounts deferred prior to January 1, 2005, and contribution accounts for amounts deferred after January 1, 2005. Distributions of amounts contributed on or after January 1, 2005, may only be made in the event of termination of employment, death or disability. Participants must elect their distribution form of payment in an initial deferral election, which may only be changed under a subsequent distribution election that meets the requirements under IRC Section 409A. In the event no election has been made, the participant will receive a lump-sum form of payment. In-service withdrawals are limited to unforeseeable emergencies.

Post-Employment Termination Benefits

Potential Payments Upon Death or Disability

The Company provides to our NEOs the following benefits in the event of death or disability, which are also available to all of our U.S. salaried employees. Upon reaching age 65, the disabled individual is covered under our retirement programs, if eligible, as described above. We provide the following disability benefits:

o Long-term disability income benefit equal to 60 percent of base salary plus the employee's average MIP during the last three calendar years;
o Continuation of medical and life insurance coverage; and
o If eligible for the Retirement Plan, continuation of pension benefit accruals.

The Company provides the same benefits to the beneficiary of an SLT member (including a NEO) upon death as are available to our U.S. salaried employees, with two additional benefits:

o Executive supplemental life insurance, which is described earlier in this section 7 of this proxy statement. This benefit was closed to new participants effective January 1, 2008, and thus nine SLT members (including three NEOs) do not have this benefit; and
o If the SLT member is eligible for the SERP and has completed five years of vesting service at the time of death, an amount equal to 50% of the SLT member's SERP benefit is payable to a surviving spouse.

In the event of disability or death, PSP awards are prorated based upon the number of months the participant worked during the performance period, and are paid at the end of the three-year performance period based on actual Company performance. Service-based restricted stock awards also become vested upon death or disability.

Potential Payments Upon Retirement

The following table presents the potential payments to our NEOs, assuming that they retired at the end of 2017.

Name	Retirement Plan Annuity ($)	Pension Restoration Plan Annuity ($)	TOTAL Annuity ($)[1]	Lump Sum Pension Payment ($)[2]	Vesting of Equity ($)[3]
M. S. Sutton	105,121	66,010	171,131	19,322,801	12,377,838
G. R. Landau	42,677	84,407	127,084	—	1,405,566
T. S. Nicholls	80,614	42,477	123,091	7,209,996	3,440,999
S. R. Ryan	101,666	47,799	149,465	5,352,749	2,618,309
G. T. Wanta	42,653	51,019	93,672	—	1,441,721

[1] Amounts shown in this column are the annual annuity benefits payable from the tax-qualified Retirement Plan and from the Pension Restoration Plan as of December 31, 2017.

[2] Lump sum payment calculations are based on the lower of the December 2017 municipal bond rate of 2.20 percent, or the locked-in rate elected by the NEO, if applicable. Additional information regarding the calculation of benefits may be found following the "Pension Benefits" table.

[3] Amounts shown in this column reflect the dollar value, based on the closing price of our common stock on December 31, 2017, of the prorated portions of the 2016-2018 PSP and 2017-2019 PSP, including reinvested dividends, that would be paid at the end of the performance period. In addition, the NEO would receive the 2015-2017 PSP award, which has a performance period ending on December 31, 2017, which is not shown here because it would have already vested.

Potential Payments Upon Involuntary Termination Without Cause

The following table represents all amounts that would be payable to our NEOs in the event of involuntary termination without cause, including earned pension amounts not payable as a result of the termination, assuming that the termination occurred at the end of 2017.

Name	Years of Credited Service (#)	Lump Sum Severance Payment ($)[1]	Lump Sum Pension Payment ($)[2]	TOTAL Benefit at Termination ($)[3]	Vesting of Equity ($)[4]	Value of Continued Benefits ($)[5]	TOTAL Pension Annuity ($)[6]
M. S. Sutton	34	4,187,208	19,322,801	23,510,009	12,377,838	141,480	171,131
G. R. Landau	27	1,303,077	—	1,303,077	1,405,566	68,356	127,084
T. S. Nicholls	27	1,543,008	7,209,996	8,753,004	3,440,999	77,480	123,091
S. R. Ryan	30	1,314,815	5,352,749	6,667,564	2,618,309	66,680	149,465
G. T. Wanta	27	925,269	—	925,269	1,441,721	55,856	93,672

[1] The amounts shown in this column reflect estimated amounts under the Salaried Employee Severance Plan formula of two weeks' salary for each year or partial year of service. Amounts shown also include the following benefits to which the NEO would be entitled: (i) unused current year vacation pay; (ii) 2018 earned vacation pay; and (iii) MIP award for 2017. We do not gross-up standard severance benefits.

[2] Amounts shown in this column are the lump sum benefit payable under the SERP. The methodology used to calculate the lump sum benefit can be found in footnote 2 to the "Potential Payments Upon Retirement" table above.

[3] Amounts shown in this column reflect the sum of the amounts in the previous two columns payable to the NEO upon termination.

[4] Amounts shown in this column reflect the dollar value, based on the closing price of our common stock on December 31, 2017, of the prorated portions of the 2016-2018 PSP and 2017-2019 PSP, including reinvested dividends, that would be paid at the end of the performance period. In addition, the NEO would receive the 2015-2017 PSP award, which has a performance period ending on December 31, 2017, which is not shown here because it would have already vested.

[5] Amounts shown in this column reflect the cost of (i) six months of continued dental and Employee Assistance Program coverage and (ii) executive outplacement services. For employees eligible for early retirement, the amounts also include a $3,000 Health Reimbursement Account contribution made by the Company on behalf of the employee and if applicable, an additional $3,000 for the spouse of the employee. For employees not eligible for early retirement, the amounts reflect the cost of six months of COBRA premiums for medical coverage.

[6] Amounts shown in this column are the annual annuity benefits payable from the Retirement Plan and the Pension Restoration Plan as of December 31, 2017, if eligible on that date; otherwise, at the earliest eligibility age. For Mr. Sutton, Mr. Nicholls and Ms. Ryan, the amount shown is the benefit payable at December 31, 2017. For the other NEOs, the amount shown is a reduced benefit payable at age 55.

Potential Payments Upon Involuntary Termination With Cause

An executive officer who is terminated with cause would not be eligible for the severance benefits included in the previous table, other than vacation pay. Further, the executive officer would lose outstanding equity awards under the PSP or other restricted stock grants, and not be eligible for payment of an MIP award.

Name	Years of Credited Service (#)	Unused/Earned Vacation Pay ($)[1]	Lump Sum Pension Payment ($)[2]	TOTAL Benefit at Termination ($)[3]	Pension Annuity ($)[4]
M. S. Sutton	34	321,923	19,322,801	19,644,724	171,131
G. R. Landau	27	120,000	—	120,000	127,084
T. S. Nicholls	27	142,000	7,209,996	7,351,996	123,091
S. R. Ryan	30	120,400	5,352,749	5,473,149	149,465
G. T. Wanta	27	95,000	—	95,000	93,672

[1] The amounts shown in this column represent unused 2017 vacation pay and 2018 earned vacation pay.
[2] The amounts shown in this column represent the lump sum benefit payable under the SERP.
[3] Amounts shown in this column represent the sum of columns (1) and (2) payable to the NEO upon termination.
[4] Amounts shown in this column are the annual annuity benefits payable from the Retirement Plan and the Pension Restoration Plan as of December 31, 2017, if eligible on that date; otherwise, at the earliest eligibility age. For Mr. Sutton, Mr. Nicholls and Ms. Ryan, the amount shown is the benefit payable at December 31, 2017. For the other NEOs, the amount shown is a reduced benefit payable at age 55.

Potential Payments Upon Qualifying Termination After Change in Control

The following table represents amounts that would be payable to our NEOs upon termination of employment without cause (including by the NEO for "good reason") within two years following a change in control of the Company on December 31, 2017.

Name	Lump Sum Severance Payment ($)[1]	Lump Sum Pension Benefit ($)[2]	Value of Continued Benefits ($)[3]	TOTAL Cash-Based Award ($)	Accelerated Vesting of Equity ($)[4]	TOTAL Pre-Tax Benefit ($)[5]	Pension Annuity ($)[6]
M. S. Sutton	10,125,000	25,324,405	29,304	35,478,709	21,661,738	57,140,447	171,131
G. R. Landau	2,280,000	2,013,781	19,536	4,313,317	3,071,515	7,384,832	42,677
T. S. Nicholls	4,050,000	10,100,046	29,304	14,179,350	7,104,950	21,284,300	123,091
S. R. Ryan	3,252,000	7,568,303	29,304	10,849,607	4,500,490	15,350,097	149,465
G. T. Wanta	1,600,000	1,367,270	19,536	2,986,806	2,588,354	5,575,160	42,653

[1] Amounts shown in this column reflect a change in control severance payment of a multiple of the sum of (i) base salary and (ii) target MIP for 2017, which would be paid in the event of termination of employment without cause, including voluntary termination for limited situations that meet the definition of "good reason," as described below. For Mr. Sutton, Mr. Nicholls and Ms. Ryan, the severance payment is three times the sum of the amounts described above. For Mr. Landau and Mr. Wanta, the severance payment is two times the sum of the amounts described above.
[2] For Mr. Sutton, Mr. Nicholls and Ms. Ryan, the amount shown represents the Pension Restoration Plan benefit formula earned after SERP participation with an additional three years of age and service. For Mr. Wanta and Mr. Landau, the amount shown represents the Pension Restoration Plan formula with an additional two years of age and service.
[3] Amounts shown in this column reflect the cost of continued medical and dental benefits for three years following termination of employment (two years for Messrs. Landau and Wanta).
[4] Amounts shown in this column reflect the dollar value, based on the closing price of our common stock on December 31, 2017, of the vesting of (i) outstanding 2016-2018 PSP awards, including reinvested dividends, based on actual Company performance through December 31, 2017, (ii) outstanding 2017-2019 PSP awards including reinvested dividends, based on target performance, and (iii) outstanding service-based restricted stock awards, if any. In addition, the NEO would receive the 2015-2017 PSP award, which has a performance period ending on December 31, 2017, but is not included in the amount shown because it would have already vested.
[5] Amounts shown in this column represent the total of the cash amounts payable as well as the value of accelerated vesting of equity.
[6] Amounts shown in this column are the annual benefits payable from the Retirement Plan and, if applicable, the Pension Restoration Plan as of December 31, 2017, if eligible on that date; otherwise, at the earliest eligibility age. For Mr. Sutton, Mr. Nicholls and Ms. Ryan, the amount shown is the benefit payable at December 31, 2017. For the other NEOs, the amount shown is a reduced benefit payable at age 55.

Narrative to Potential Payments Upon Qualifying Termination After Change in Control Table

The Company has entered into change-in-control agreements with certain executives that provide severance and other benefits in the event of a change in control of the Company. Our Board believes that maintaining change-in-control agreements is a sound business practice that protects shareowner value prior to, during and after a change in control, and allows us to recruit and retain top executive talent. Our program is available only to the SLT, except for those vice presidents grandfathered in the program as of February 2008.

We believe this program aligns executive and shareowner interests by enabling leaders of the Company to focus on the interests of shareowners and other constituents when considering a potential change in control, without undue concern for their own financial and employment security.

As part of its ongoing oversight of this program, the Board modified it in 2010 to eliminate the excise tax gross-up provision, replacing it with a "best net" calculation. Under this "best net" approach, the Company will, prior to making any payments, perform a calculation comparing:

o the net benefit after payment of excise tax by the executive that would be applied, and

o the net benefit if the payment had been limited to the extent necessary to avoid the imposition of an excise tax.

This comparison will determine the higher "net" benefit payable under the agreement. Benefits are not payable unless an irrevocable release of any employment-related claims is signed. This change reflects a best practice in the marketplace. ***In no event will the Company pay for excise taxes.***

In 2013, the MDCC and the Board approved and required our officers to sign amended change-in-control agreements. The new agreements provide for double-trigger acceleration of equity-award vesting upon a change in control when the acquiring company provides replacement awards as substitution for outstanding equity awards. Previously, the agreements provided for single-trigger equity-award vesting upon a change in control in all circumstances. The double trigger requires both a change in control and a qualifying termination of employment (*i.e.,* involuntary termination without cause or departure for "good reason") for the vesting of equity awards to accelerate. This treatment is widely recognized as a good governance practice, as it prevents officers from receiving an automatic windfall in the event of a change in control. It also serves as an incentive for the officers to continue with the Company through and after a change in control in order to receive the benefit of their unvested equity awards.

As shown in greater detail in the above table, our change-in-control agreements provide the following benefits to NEOs only if there has been both a change in control of the Company and a qualifying termination of employment, *i.e.,* they are terminated without cause by the new employer or the employee departs for "good reason" within two years of the change in control ("double-trigger" benefits):

o Cash severance payment equal to three times the sum of base salary plus target MIP (two times for Messrs. Landau and Wanta);

o Prorated MIP for the year of termination of employment (based on target achievement if the employee is terminated in the same year as the change in control, or based on actual achievement if the employee is terminated in the year following the change in control and the MIP payment has not yet been made);

o SERP participants whose benefit is calculated under Formula A (see description above the "Pension Benefits" table in this Section 7) will receive a benefit equal to the higher of (i) 50 percent of compensation, or (ii) the SERP Benefit that would be paid absent a change in control but with three additional years of service and age. SERP participants whose benefit is calculated under Formula B (see description above the "Pension Benefits" table in Section 7) will receive their benefit calculated under the Pension Restoration Plan that would be paid absent a change in control, but with three additional years of service and age (two additional years for Messrs. Landau and Wanta);

o Medical and dental insurance for three years (two years for Messrs. Landau and Wanta); and

o Where replacement awards are provided in substitution for outstanding equity awards upon the change in control, all such replacement awards vest and become unrestricted.

Beginning in 2012, for change-in-control agreements with future non-CEO SLT members, the cash severance payment multiple has been reduced to two times (from three times) the sum of base salary plus target MIP, and the additional years of pension credit and the benefit continuation period have been reduced to two years (from three years).

A "change in control" is defined in our agreements as any of the following events:

o Acquisition of 30 percent or more of the Company's stock;
o Change in the majority of the Board of Directors within two consecutive years, unless two-thirds of the directors in office at the beginning of the period approved the nomination or election of the new directors;
o Merger or similar business combination;
o Sale of substantially all of the Company's assets; or
o Approval by our shareowners of a complete liquidation or dissolution of the Company.

The lump sum cash severance benefit shown above is payable only in the event of termination of employment without cause within two years following a change in control. This includes voluntary resignation only in limited situations that meet the definition of "good reason," listed below. Under no circumstance will an executive receive a cash severance benefit under the agreement if he or she leaves voluntarily other than for "good reason," which is defined as:

o The assignment to the executive of duties inconsistent with his or her position or a substantial decrease in responsibilities;
o Reduced annual base salary;
o Elimination of a material compensation plan (including the MIP, PSP or SERP) or a change in the executive's participation on substantially the same basis;
o Elimination of substantially similar pension or welfare plans (except for across-the-board reductions of such benefits for executives), or a material reduction of any fringe benefit, or failure to provide the same number of vacation days;
o Failure by the Company to secure an agreement by the successor to assume the change in control agreement;
o Any other termination without sufficient notice; or
o Relocation more than 50 miles from place of work.

Currently, the following benefits are payable upon a change in control and do not require termination of employment:

o Where replacement awards (as defined in the change-incontrol agreements) are not provided in substitution for outstanding equity awards upon the change in control, all equity awards vest and become unrestricted, as follows:

1. All PSP shares vest and the full value of all PSP awards is paid for all performance periods (including those not yet completed) based on (a) target performance if the change in control occurs during the first year of the performance period, and (b) actual performance measured through the date of the change in control if it occurs on or after the first year of the performance period;

2. Service-based restricted stock awards vest and become unrestricted; and

o SERP participants whose benefit is calculated under Formula A will vest in their benefit and the minimum benefit will increase from 25 percent of compensation to 50 percent of compensation.

We have offered these limited single-trigger benefits for the purpose of:

o Maintaining our competitiveness in attracting and retaining executive talent;
o Ensuring that our executives receive the benefit of their efforts prior to a change in control and are not penalized with a loss of equity compensation; and
o Further aligning the interests of our executives with our shareowners, since the risk of losing equity compensation could create a conflict of interest for our executives if the Company were pursuing a change-in control transaction.

In light of the difficulty in determining relative performance achievement in our PSP following a change in control of the Company, we provide for payment of PSP awards as described above. Further, in light of the seniority of our covered executives, and their proximity to retirement age, we believe that increasing their pension protection provides appropriate retirement security in their employment following a change in control.

CEO Pay Ratio

International Paper is one of the world's leading producers of fiber-based packaging, pulp, and paper, with 56,204 employees in 32 countries (as of October 1, 2017, prior to divesting our North American Consumer Packaging business on January 1, 2018). As expected in a manufacturing business, a significant percentage – *approximately 70%* – of our employee population is hourly-based employees. With our global footprint, we are supported by 25 decentralized payroll systems which, in order to be compliant with the mandate, made our process of data collection both complicated and time consuming.

To determine the pay ratio required by Item 402(u) of Regulation S-K, the Company first identified the median employee using our global employee population as of October 1, 2017, which included all global full-time, part-time, temporary, and seasonal employees who were employed (and not on a leave of absence) on that date. We did not exclude any employees from any countries, and we did not make any cost-of-living adjustments in identifying our median employee. We used a consistently applied compensation measure across our global employee population to calculate the median employee compensation. The consistently applied compensation measure we used was "base salary/wages paid," which we measured from January 1 through September 30, 2017.

Once the median employee was identified, we then determined the median employee's annual total compensation using the Summary Compensation Table methodology as detailed in Item 402(c)(2)(x) of Regulation S-K, and compared it to the total compensation of Mr. Sutton, our Chairman and CEO, as detailed in the Summary Compensation Table for 2017, to arrive at the pay ratio disclosed below.

As noted above, a large segment of our employees is hourly-based, as is our median employee. Our median employee is located in the United States and works in one of our manufacturing facilities.

Our CEO's 2017 compensation was $19,446,293, of which 36.6% is comprised of a change in pension value of $7,120,740.

Our median employee's 2017 compensation was $84,701, of which 34.2% is comprised of a change in pension value of $28,980.

Our CEO to Median Employee Pay Ratio is 230:1.

Ownership of Company Stock

Security Ownership of Certain Beneficial Owners

The following table sets forth information concerning beneficial ownership of our common stock by persons known to us to own more than 5 percent of our common stock outstanding as of March 13, 2018, the record date for our 2018 annual meeting.

Name and Address of Beneficial Owner	Shares of Stock Beneficially Owned (#)	Percentage of Common Stock Outstanding (%)
Wellington Management Company, LLP[1]	37,364,509	9.02
BlackRock, Inc.[2]	36,475,107	8.81
The Vanguard Group[3]	30,037,509	7.25
State Street Corporation[4]	25,605,071	6.18

[1]   The address of Wellington Management Company, LLP ("Wellington") is 280 Congress Street, Boston, MA 02210. We have relied upon information supplied by Wellington in a Schedule 13G furnished to us reporting information as of December 31, 2017. According to the Schedule 13G, Wellington had shared voting power over 13,980,713 shares and shared dispositive power over 37,364,509 shares.

[2]   The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. We have relied upon information supplied by BlackRock, Inc. in a Schedule 13G furnished to us reporting information as of December 31, 2017. According to the Schedule 13G, BlackRock, Inc. had sole voting power over 33,074,422 shares and sole dispositive power over 36,475,108 shares.

[3]   The address of The Vanguard Group ("Vanguard") is 100 Vanguard Blvd., Malvern, PA 19355. We have relied upon information supplied by Vanguard in a Schedule 13G furnished to us reporting information as of December 31, 2017. According to the Schedule 13G, Vanguard had sole voting power over 583,044 shares, shared voting power over 77,976 shares, sole dispositive power over 29,387,220 shares and shared dispositive power over 650,289 shares.

[4]   The address of State Street Corporation ("State Street") is State Street Financial Center, One Lincoln Street, Boston, MA 02111. We have relied upon information supplied by State Street in a Schedule 13G furnished to us reporting information as of December 31, 2017. According to the Schedule 13G, State Street had shared voting and dispositive power over 25,605,071 shares. State Street held shares of common stock of the Company as independent trustee in trust funds for employee savings, thrift and similar employee benefit plans of the Company and its subsidiaries ("Company Trust Funds"). In addition, State Street is trustee for various third-party trusts and employee benefit plans. The common stock held by the Company Trust Funds is allocated to participants' accounts and such stock or the cash equivalent will be distributed to participants upon termination of employment or pursuant to withdrawal rights. For purposes of the reporting requirements of the Exchange Act, State Street is deemed to be a beneficial owner of such securities; however, State Street expressly disclaims that it is, in fact, the beneficial owner of such securities.

Security Ownership of Management

The following table sets forth the number of shares of our common stock beneficially owned by each of our directors and NEOs, and by all of our directors and executive officers as a group, as of March 13, 2018, the record date for our 2018 annual meeting. No amounts are included for outstanding PSP awards that have not yet been paid. Share and unit numbers are rounded.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		
	Shares of Common Stock Held (#)[1]	Stock Units Owned (#)[2]	Percentage of Class (%)
Non-Employee Directors			
David J. Bronczek	67,703	5,249	*
William J. Burns	—	19,945	*
Christopher M. Connor	—	3,384	*
Ahmet C. Dorduncu	18,197	—	*
Ilene S. Gordon	35,271	—	*
Jacqueline C. Hinman	2,248	—	*
Jay L. Johnson	—	29,415	*
Clinton A. Lewis, Jr.	—	2,807	*
Kathryn D. Sullivan	5,153	—	*
John L. Townsend, III	49,251	—	*
J. Steven Whisler	1,000	107,428	*
Ray G. Young	2,000	22,903	*
Named Executive Officers			
Mark S. Sutton	263,907	2,391	*
Glenn R. Landau	67,941	—	*
Carol L. Roberts (retired March 31, 2017)	29,523	—	*
Timothy S. Nicholls	134,913	4,396	*
Sharon R. Ryan	65,358	25,567	*
Gregory T. Wanta	7,584	12,386	*
Thomas G. Kadien (left the Company June 30, 2017)	93,171	—	*
William P. Hoel (left the Company March 31, 2017)	—	—	*
All directors and executive officers as a group (24 persons)	1,018,196	296,216	*

* Indicates less than 1 percent of the class of equity securities.

[1] Includes securities over which the individual has, or, with another shares, directly or indirectly, voting or investment power, including ownership by certain relatives and ownership by trusts for the benefit of such relatives.

[2] Represents stock equivalent units owned by our NEOs under the International Paper Company Deferred Compensation Savings Plan or by our directors under the Restricted Stock and Deferred Compensation Plan for Non-Employee Directors. These units will be paid out in cash and are not convertible into shares of common stock. Accordingly, these units are not included as shares of common stock beneficially owned.

Equity Compensation Plan Information

The following table provides information as of December 31, 2017, regarding compensation plans under which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#)
Equity compensation plans approved by security holders	—	—	13,190,866
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	13,190,866

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APPENDIX A — RECONCILIATIONS OF NON-GAAP MEASURES

The tables below present reconciliations of our presented non-GAAP financial measures to the most directly comparable previously reported measures calculated in accordance with U.S. generally accepted accounting principles ("GAAP").

In millions, at December 31	2017	2016
Calculation of Adjusted EBITDA		
(as reported, excluding North American Consumer Packaging business)		
Earnings from Continuing Operations Before Interest, Income Taxes, Equity Earnings and Cumulative Effect of Accounting Changes	$1,420	$1,315
Depreciation, amortization and cost of timber harvested	1,343	1,124
Special items	491	182
Non-operating pension expense	484	610
Adjusted EBITDA (as reported, excluding North American Consumer Packaging business)	$3,738	$3,231

In millions, at December 31	2017
Calculation of Adjusted EBITDA	
(including North American Consumer Packaging business)	
Earnings from Continuing Operations Before Interest, Income Taxes, Equity Earnings and Cumulative Effect of Accounting Changes	$1,420
Impact of treating North American Consumer Packaging business as continuing operations	197
Depreciation, amortization and cost of timber harvested	1,343
Special items	491
Non-operating pension expense	484
Adjusted EBITDA (including North American Consumer Packaging business)	$3,935

The Company defines and calculates Adjusted ROIC using in the numerator Operating Earnings Before Interest, the most directly comparable GAAP measure to which is Earnings Before Income Taxes and Equity Earnings.

Adjusted ROIC = Operating Earnings Before Interest / Average Invested Capital

Average Invested Capital = Equity adjusted to remove pension-related amounts in OCI, net of taxes + interest-bearing debt

In millions, at December 31	2017
Reconciliation of Operating Earnings Before Net Interest Expense to Net Earnings Before Taxes and Equity Earnings	
Earnings (Loss) From Continuing Operations Before Income Taxes and Equity Earnings	$ 848
Add back: Net Interest Expense	572
Add back: Special Items Before Taxes	501
Add back: Non-Operating Pension Expense Before Taxes	484
Add back: Pre-tax earnings impact of treating North America Consumer Packaging business as continuing operations	101
Operating Earnings Before Interest, Taxes and Equity Earnings	2,506
Tax Rate	30%
Operating Earnings Before Interest and Equity Earnings	1,754
Equity Earnings, Net of Tax	177
Operating Earnings Before Interest	$1,931

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